KAWASAKI

KAWASAKI HEAVY INDUSTRIES, LTD.

TOKYO HEAD OFFICE: WORLD TRADE CENTER BLDG., 4-1, HAMAMATSU-CHO 2-CHOME, MINATO-KU, TOKYO, JAPAN.

PHONE: TOKYO (03)3435________ FACSIMILE: 03( )________ TELEX: 242-4371 CABLE: KAWASAKI HEAVY TOKYO

August 30, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between February 1 2002 and July 31 2002, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Hirofumi Harada, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone (011)81-3-3435-2122, facsimile (011) 81-3-5402-7391.

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By H. Ishizaki

Name: Hisashi Ishizaki
Title : Manager,
Finance & Accounting Department

dlw 9/10

ANNEX A

List of Documents published between Feb.1, 2002 AND Jul.31, 2002

A. English Language Documents

1. Annual Report for the year ended March31, 2002
(Exhibit 1)

B. Japanese Language Documents

1. Annual Securities Report dated June27, 2002 which was filed with the Ministry of Finance describing the Company's capital, management, business, financial statements for the year ended March31, 2002 and other matters concerning the Company
(Exhibit 2)

2. Notice of General Meeting of Shareholders dated June7, 2002
(Exhibit 3, summary English translation attached)

3. Resolutions of General Meeting of Shareholders dated June27, 2002 (together with Annual Business Report)
(Exhibit 4, summary English translation attached)

4. Flash financial results (on consolidated and non-consolidated basis) dated May17, 2002 (Press release)
(Exhibit 5, summary English translation attached)

5. Announcement of the business tie-up for hydraulic equipment and Systems dated Feb13,2002
(Exhibit 6)(summary English translation attached)

6. Notice of Cancellation by Purchase of Domestic Convertible Bonds issued by KHI. dated May27,2002
(Exhibit 7)(summary English translation attached)

7. Extraordinary Report dated April2,2002
   (Exhibit 8) (summary English translation attached)

8. Amendment of Extraordinary Report dated April15, 2002
   (Exhibit 9) (summary English translation attached)

9. Amendment of Extraordinary Report dated May27, 2002
   (Exhibit 10) (summary English translation attached)

第179期 (平成13年4月1日から 平成14年3月31日まで)

有価証券報告書

EXHIBIT 2

川崎重工業株式会社

(361009)

有価証券報告書

(証券取引法第24条第1項に基づく報告書)

事業年度　平成13年4月1日から
(第179期)　平成14年3月31日まで

関東財務局長 殿

平成14年6月27日提出

会社名	川崎重工業株式会社
英訳名	Kawasaki Heavy Industries, Ltd.
代表者の役職氏名	取締役社長　田﨑　雅元
本店の所在の場所	神戸市中央区東川崎町3丁目1番1号
電話番号	(078)682—5001(大代表)
本社事務所の所在の場所	神戸市中央区東川崎町1丁目1番3号(神戸クリスタルタワー)
電話番号	(078)371—9551
連絡者	財務経理部副部長　豊島　浩
最寄りの連絡場所	同上
電話番号	同上
連絡者	同上

有価証券報告書の写しを縦覧に供する場所

名称	所在地
川崎重工業株式会社東京本社	東京都港区浜松町2丁目4番1号(世界貿易センタービル)
川崎重工業株式会社関西支社	大阪市北区堂島浜2丁目1番29号(古河大阪ビル)
株式会社東京証券取引所	東京都中央区日本橋兜町2番1号
株式会社大阪証券取引所	大阪市中央区北浜1丁目6番10号
株式会社名古屋証券取引所	名古屋市中区栄3丁目3番17号
証券会員制法人福岡証券取引所	福岡市中央区天神2丁目14番2号
証券会員制法人札幌証券取引所	札幌市中央区南一条西5丁目14番地の1

(本書面の枚数　表紙共52枚)

目　　　次

第一部　企業情報

第１　企業の概況

１　主要な経営指標等の推移

(1) 最近５連結会計年度に係る主要な経営指標等の推移

連結会計年度	平成９年度	平成10年度	平成11年度	平成12年度	平成13年度
決算年月	平成10年３月	平成11年３月	平成12年３月	平成13年３月	平成14年３月
売上高 (百万円)	1,297,211	1,202,188	1,149,698	1,060,479	1,144,534
経常利益又は経常損失(△) (百万円)	35,864	△ 524	△ 16,068	△ 3,512	14,208
当期純利益又は当期純損失(△) (百万円)	18,555	△ 6,132	△ 18,632	△ 10,319	6,281
純資産額 (百万円)	209,040	199,636	174,955	164,080	167,730
総資産額 (百万円)	1,222,906	1,204,856	1,206,806	1,247,471	1,255,074
１株当たり純資産額 (円)	150.32	143.56	125.81	117.99	120.61
１株当たり当期純利益又は当期純損失(△) (円)	13.34	△ 4.40	△ 13.39	△ 7.42	4.51
潜在株式調整後１株当たり当期純利益 (円)	12.00	—	—	—	4.37
自己資本比率 (%)	17.0	16.5	14.4	13.1	13.3
自己資本利益率 (%)	9.1	—	—	—	3.7
株価収益率 (倍)	20.0	—	—	—	29.2
営業活動によるキャッシュ・フロー (百万円)	—	—	31,231	9,235	60,793
投資活動によるキャッシュ・フロー (百万円)	—	—	△ 46,578	△ 20,732	△ 28,089
財務活動によるキャッシュ・フロー (百万円)	—	—	39,739	3,582	△ 18,588
現金及び現金同等物の期末残高 (百万円)	—	—	82,160	75,211	89,776
従業員数 (名)	—	—	29,772	29,162	28,936

(注) １　売上高には、消費税等は含まれていない。

２　純資産額、総資産額、１株当たり純資産額、自己資本比率については、平成12年度より「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年１月22日)を適用したため、平成11年度以前との間に継続性はない。

３　平成10年度、平成11年度及び平成12年度の潜在株式調整後１株当たり当期純利益金額については当期純損失が計上されているため記載していない。

４　平成10年度、平成11年度及び平成12年度の自己資本利益率、株価収益率については当期純損失が計上されているため記載していない。

５　従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の最近５事業年度に係る主要な経営指標等の推移

回次	第175期	第176期	第177期	第178期	第179期
決算年月	平成10年３月	平成11年３月	平成12年３月	平成13年３月	平成14年３月
売上高(百万円)	1,100,179	1,006,977	944,770	850,801	914,616
経常利益又は経常損失(△)(百万円)	31,413	5,000	△ 22,026	△ 3,806	12,021
当期純利益又は当期純損失(△)(百万円)	11,655	3,553	△ 16,488	△ 12,663	7,863
資本金(百万円)	81,426	81,426	81,426	81,426	81,426
発行済株式総数(千株)	1,390,595	1,390,595	1,390,595	1,390,595	1,390,595
純資産額(百万円)	163,142	162,092	141,321	141,521	142,208
総資産額(百万円)	995,319	981,905	984,362	1,010,327	1,017,272
１株当たり純資産額(円)	117.31	116.56	101.62	101.77	102.26
１株当たり配当額(円) (内１株当たり中間配当額)(円)	6 (3)	6 (3)	— (—)	— (—)	— (—)
１株当たり当期純利益又は当期純損失(△)(円)	8.38	2.55	△ 11.85	△ 9.10	5.65
潜在株式調整後１株当たり当期純利益(円)	7.62	2.50	—	—	5.41
自己資本比率(%)	16.3	16.5	14.3	14.0	13.9
自己資本利益率(%)	7.1	2.1	—	—	5.5
株価収益率(倍)	31.8	101.1	—	—	23.3
配当性向(%)	71.5	234.8	—	—	—
従業員数(名)	16,006	15,819	15,649	14,619	14,067

(注) 1 売上高には、消費税等は含まれていない。

2 純資産額、総資産額、１株当たり純資産額、自己資本比率については、第178期より「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年１月22日)を適用したため、第177期以前との間に継続性はない。

3 第179期から自己株式を資本に対する控除項目としており、また、１株当たりの各数値の計算については発行済株式数から自己株式数を控除して算出している。

4 第177期及び第178期の潜在株式調整後１株当たり当期純利益金額については当期純損失が計上されているため記載していない。

5 第177期及び第178期の自己資本利益率、株価収益率については当期純損失が計上されているため記載していない。

6 第177期、第178期及び第179期の配当性向については無配のため記載していない。

7 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

2　沿革

明治11年４月	川崎正蔵、東京築地南飯田町の官有地を借用し、川崎築地造船所を創業
明治14年３月	川崎正蔵、兵庫東出町に川崎兵庫造船所を開設
明治19年５月	川崎正蔵、官営兵庫造船所（東川崎町）を借り受け、川崎兵庫造船所を併合、川崎造船所と改称（創業）
明治19年９月	川崎築地造船所を兵庫に集約
明治29年10月	株式会社川崎造船所設立、資本金200万円、初代社長に松方幸次郎就任
明治39年９月	兵庫分工場開設
明治40年７月	兵庫分工場操業、造船用鋳鋼品の製造開始（川崎車輌株式会社の前身）
大正７年７月	葺合工場新設（川崎製鉄株式会社の前身） 兵庫工場内に自動車科および飛行機科を新設（川崎航空機工業株式会社の前身）
大正８年４月	川崎汽船株式会社を設立
大正８年７月	兵庫工場で飛行機の製作を開始
大正11年12月	岐阜工場を開設
昭和３年５月	兵庫工場を分離し、川崎車輌株式会社を設立
昭和12年11月	飛行機部門を分離し、川崎航空機工業株式会社を設立
昭和14年12月	社名を川崎重工業株式会社と改称
昭和15年９月	明石工場（川崎航空機工業株式会社）を開設
昭和25年８月	製鉄部門を分離し、川崎製鐵株式会社を設立
昭和26年６月	宝産業株式会社（現・連結子会社　川重商事株式会社）を設立
昭和28年12月	明発工業株式会社（現・連結子会社　株式会社カワサキモータースジャパン）を設立
昭和34年12月	電機部門を分離し、川崎電機製造株式会社を設立
昭和37年２月	加古川工場を開設
昭和37年８月	播州工場（川崎車輌株式会社）を開設
昭和39年12月	野田工場を開設
昭和41年３月	American Kawasaki Motorcycle Corp.（現・連結子会社　Kawasaki Motors Corp.,U.S.A.）を設立
昭和41年11月	横山工業株式会社を合併
昭和42年１月	坂出工場を開設
昭和43年８月	西神戸工場を開設
昭和44年４月	川崎航空機工業株式会社および川崎車輌株式会社を合併 千葉工場を開設
昭和44年６月	八千代工場を開設
昭和46年４月	播磨工場を開設
昭和47年４月	汽車製造株式会社を合併
昭和55年10月	加古川工場を播磨工場へ集約
昭和56年12月	Kawasaki Motors Manufacturing Corp.,U.S.A.（連結子会社）を設立
昭和59年６月	汎用ボイラ部門（滋賀工場）を分離し、川重冷熱工業株式会社に譲渡
昭和62年６月	袖ケ浦工場を開設
平成元年２月	Kawasaki Rail Car,Inc.（連結子会社）を設立
平成２年３月	西神工場を開設
平成４年12月	名古屋第一工場を開設
平成13年２月	千葉工場を播磨工場へ集約
平成13年３月	袖ケ浦工場を野田工場へ集約

3　事業の内容

当グループは、当社（提出会社）、子会社107社及び関連会社30社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでいる。なお、これらの７事業区分は事業の種類別セグメントの区分と同一である。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなる。

[主な事業内容]

船舶事業

船舶等の製造・販売

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業

航空機等の製造・販売

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機、油圧機器等の製造・販売

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業

二輪車、四輪バギー車（ATV）、多用途四輪車、パーソナルウォータークラフト(「ジェットスキー」)、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業

防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

[当社及び主要関係会社の位置付け]

船舶事業

当社で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（関連会社）が独自に船舶の製造・販売を行っている。

車両事業

当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っている。また、Kawasaki Construction Machinery Corp. of America、（株）日本除雪機製作所（いずれも連結子会社）が、それぞれ土木建設機械、除雪機械等の製造の一部及び販売を、（株)カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を担当している。

航空宇宙事業

当社で製造・販売を行っているほか、日本飛行機(株)（関連会社）が独自に製造・販売ならびに製造の一部分担を行っている。

ガスタービン・機械事業

当社で製造・販売を行っているほか、川重冷熱工業(株)（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、(株)カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を、Kawasaki Precision Machinery (U.K.)Limited（連結子会社）が油圧装置の製造・販売を行っている。

プラント・環境・鉄構事業

当社で製造・販売を行っているほか、川重プラント(株)（連結子会社）が産業機械の製造・販売を行っており、また、川重工事(株)（連結子会社）が鋼構造物等の製造・販売を行っている。

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ATV）、パーソナル

ウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造している。更に販売面においては、国内向二輪車ほかを(株)カワサキモータースジャパン（連結子会社）が、産業用ロボットを(株)カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.、Kawasaki Motoren G.m.b.H（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (U.S.A.) Inc.（連結子会社）ほかがそれぞれ販売している。

その他事業

川重防災工業(株)（連結子会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事(株)、川崎興産（株）（いずれも連結子会社）ほかが商業を、Kawasaki Heavy Industries (H.K.) Ltd.、Kawasaki Heavy Industries (U.S.A.) Inc.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っている。また、上記のほか川重不動産(株)、川崎食品産業（株）（いずれも連結子会社）ほかが福利施設管理等の諸事業を営んでいる。

以上で述べた事項を事業系統図によって示せば、次頁のとおりである。

事業系統図

	製造・販売	製造	販売	付帯関連事業
船舶	川崎重工業株式会社	南通中遠川崎船舶工程有限公司		
車両	川崎重工業株式会社	Kawasaki Rail Car, Inc.		川崎工機(株)
		Kawasaki Construction Machinery Corp. of America		川重車両エンジニアリング(株)
		(株)日本除雪機製作所		
		Kawasaki Motors Manufacturing Corp., U.S.A.	(株)カワサキマシンシステムズ	
航空宇宙	川崎重工業株式会社	日本飛行機(株)		カワサキヘリコプタシステム(株)
ガスタービン・機械	川崎重工業株式会社	川重冷熱工業(株)		
		Kawasaki Precision Machinery (U.K.) Limited		
			(株)カワサキマシンシステムズ	
プラント・環境・鉄構	川崎重工業株式会社	川重プラント(株)		川崎エンジニアリング(株)
		川重工事(株)		
汎用機	川崎重工業株式会社	Kawasaki Motors Manufacturing Corp., U.S.A.	(株)カワサキモータースジャパン	川崎金属工業(株)
			(株)カワサキマシンシステムズ	
			Kawasaki Motors Corp., U.S.A.	
			Kawasaki Motors Europe N.V.	
			Kawasaki Motoren G.m.b.H	
			Kawasaki Robotics (U.S.A) Inc.	

その他	川重防災工業(株)		
	(商業)	(受注仲介)	(その他)
	川重商事(株)	Kawasaki Heavy Industries (U.S.A.) Inc.	川重不動産(株)
	川崎興産(株)	Kawasaki Heavy Industries (H.K.) Ltd.	川崎食品産業(株)

(注) 1 実線枠は連結子会社、点線枠は持分法関連会社を表す。
2 主要な会社のみ記載している。

4　関係会社の状況

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容	摘要
				所有割合(%)	被所有割合(%)		
(連結子会社) 川重車両エンジニアリング(株)	神戸市兵庫区	百万円 140	車両事業	100	—	当社製品の設計制作・修理、当社からの間接業務請負 役員の兼任3名（うち従業員3名）	—
川崎工機(株)	神戸市兵庫区	百万円 125	車両事業	98.71	—	当社製品の製作・検査・修理・運搬等 役員の兼任1名（うち従業員1名）	—
(株)日本除雪機製作所	札幌市手稲区	百万円 120	車両事業	50.04	—	当社への同社製品の販売 役員の兼任2名（うち従業員2名）	—
Kawasaki Rail Car, Inc.	New York, U.S.A.	千米ドル 60,600	車両事業	100 (100)	—	当社製品の製造・販売	(注)4
Kawasaki Construction Machinery Corp. of America	Georgia, U.S.A.	千米ドル 8,000	車両事業	100 (100)	—	当社製品の製造・販売	(注)4
カワサキヘリコプタシステム(株)	岐阜県各務原市	百万円 200	航空宇宙事業	100	—	役員の兼任3名（うち従業員3名）	—
川重冷熱工業(株)	滋賀県草津市	百万円 1,460	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	83.06 (0.05)	—	役員の兼任4名（うち従業員3名）	(注)3,4
Kawasaki Precision Machinery (U.K.) Limited	Plymouth, United Kingdom	千英ポンド 5,000	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	100	—	当社製品の製造・販売 役員の兼任2名（うち従業員2名）	—
武漢川崎船用機械有限公司	武漢市 中華人民共和国	百万円 1,100	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	55	—	当社製品の製造・販売 役員の兼任2名（うち従業員1名）	—
川重工事(株)	神戸市中央区	百万円 350	ﾌﾟﾗﾝﾄ・環境・鉄構事業	100	—	当社製品の現地工事 役員の兼任4名（うち従業員4名）	—
(株)カワサキモータースジャパン	兵庫県明石市	百万円 560	汎用機事業	100	—	当社製品の販売 役員の兼任4名（うち従業員2名）	—
(株)カワサキマシンシステムズ	大阪市北区	百万円 343	車両事業、ｶﾞｽﾀｰﾋﾞﾝ・機械事業、汎用機事業	100	—	当社製品の販売 役員の兼任6名（うち従業員4名）	—
川崎金属工業(株)	三重県四日市市	百万円 350	汎用機事業	100	—	当社への同社製品の販売 役員の兼任6名（うち従業員6名）	—
Kawasaki Robotics (UK) Ltd.	Manchester, United Kingdom	千英ポンド 917	汎用機事業	100 (100)	—	当社製品の販売	(注)4
Kawasaki Motors Corp., U.S.A.	Delaware, U.S.A.	千米ドル 65,900	汎用機事業	100	—	当社製品の販売	(注)2,6
Kawasaki Motors Finance Corporation	Delaware, U.S.A.	千米ドル 10,000	汎用機事業	100 (100)	—	Kawasaki Motors Corp., U.S.A.のディーラーに対する在庫金融業	(注)4,6
KM Receivables Corporation	Delaware, U.S.A.	米ドル 100	汎用機事業	100 (100)	—	Kawasaki Motors Finance Corporationの売掛債権管理	(注)4,6
Kawasaki Motors (U.K.) Ltd.	London, United Kingdom	千英ポンド 2,000	汎用機事業	100 (100)	—	当社製品の販売 役員の兼任2名（うち従業員2名）	(注)4
Kawasaki Motoren G.m.b.H.	Friedrichsdorf, Germany	千ユーロ 6,288	汎用機事業	100 (100)	—	当社製品の販売 役員の兼任1名（うち従業員1名）	(注)4
Kawasaki Motors Pty. Ltd.	New South Wales, Australia	千オーストラリアドル 2,000	汎用機事業	100	—	当社製品の販売 役員の兼任2名（うち従業員2名）	—
P.T. Kawasaki Motor Indonesia	Jakarta, Indonesia	千米ドル 10,000	汎用機事業	51	—	当社製品の製造・販売 役員の兼任3名（うち従業員3名）	—
Kawasaki Motors France S.A.	Maurepas, France	千ユーロ 1,247	汎用機事業	100 (100)	—	当社製品の販売	(注)4
Kawasaki Machine Systems Korea, Ltd.	Incheon, Korea	百万ウオン 1,500	汎用機事業	100	—	当社製品の販売 役員の兼任3名（うち従業員3名）	—
Kawasaki Motors Europe N.V.	Hoofddorp, The Netherlands	千ユーロ 14,093	汎用機事業	100	—	当社製品の販売 役員の兼任1名（うち従業員1名）	
Kawasaki Motors (Phils.) Corporation	Metro Manila, Philippines	千ペソ 101,430	汎用機事業	50.001	—	当社製品の製造・販売 役員の兼任3名（うち従業員3名）	—

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容	摘要
				所有割合(%)	被所有割合(%)		
Kawasaki Motors Manufacturing Corp., U.S.A.	Nebraska, U.S.A.	千米ドル 70,000	車両事業、汎用機事業	100	—	当社製品の製造 役員の兼任1名(うち従業員0名)	(注)2
Kawasaki Motors Enterprise (Thailand)Co.,Ltd.	Rayong, Thailand	千バーツ 1,900,000	汎用機事業	92.63	—	当社製品の製造・販売 役員の兼任1名(うち従業員1名)	—
Canadian Kawasaki Motors Inc.	Ontario,Canada	千カナダドル 2,000	汎用機事業	100	—	当社製品の販売	—
Kawasaki Motors Italy S.P.A.	Milan, Italy	千ユーロ 2,064	汎用機事業	100 (100)	—	当社製品の販売	(注)4
Kawasaki Robotics (U.S.A.) Inc.	Delaware, U.S.A.	千米ドル 1,000	汎用機事業	100 (100)	—	当社製品の販売	(注)4
宇治観光(株)	京都府宇治市	百万円 240	その他事業	100	—	役員の兼任2名(うち従業員2名)	—
川重不動産(株)	神戸市中央区	百万円 320	その他事業	100	—	当社福利施設の管理・修理及び当社への建物等の賃貸等 役員の兼任2名(うち従業員2名)	—
川重商事(株)	神戸市中央区	百万円 600	その他事業	70	—	当社製品の販売、当社への機器類・資材の納入 役員の兼任2名(うち従業員2名)	—
川重防災工業(株)	神戸市西区	百万円 1,708	その他事業	72.02	—	役員の兼任2名(うち従業員2名)	(注)3
川崎興産(株)	神戸市中央区	百万円 300	その他事業	100	—	当社への機器類の賃貸等 役員の兼任1名(うち従業員1名)	—
川崎食品産業(株)	神戸市長田区	百万円 160	その他事業	100	—	当社事業所への給食 役員の兼任5名(うち従業員5名)	—
川崎油工(株)	兵庫県明石市	百万円 436	その他事業	100	—	役員の兼任4名(うち従業員4名)	—
川重苫小牧観光開発(株)	神戸市中央区	百万円 300	その他事業	100	—	役員の兼任2名(うち従業員2名)	—
Kawasaki do Brasil Industria e comercio Ltda.	Sao paulo, Brazil	千レアル 1,136	その他事業	100	—	当社製品の販売・受注の仲介・斡旋	—
Kawasaki Heavy Industries (U.S.A.) Inc.	New York, U.S.A.	千米ドル 600	その他事業	100	—	当社製品の販売・受注の仲介・斡旋	—
Kawasaki Heavy Industries (U.K.) Ltd.	London, United Kingdom	千英ポンド 500	その他事業	100	—	当社製品の販売・受注の仲介・斡旋 役員の兼任1名(うち従業員1名)	—
その他 64 社							
(持分法適用関連会社) 南通中遠川崎船舶工程有限公司	南通市 中華人民共和国	千米ドル 80,000	船舶事業	50	—	当社製品の製造・販売 役員の兼任5名(うち従業員2名)	—
(株)コミュータヘリコプタ先進技術研究所	岐阜県各務原市	百万円 8,697	航空宇宙事業	19.43	—	当社製品の試験研究 役員の兼任2名(うち従業員1名)	(注)5
日本飛行機(株)	横浜市金沢区	百万円 6,048	航空宇宙事業	25.70	—	当社への同社製品の販売	(注)3
ジャパンガスタービン(株)	神戸市中央区	百万円 1,500	プラント・環境・鉄構事業	40	—	役員の兼任2名(うち従業員1名)	—
上海中遠川崎重工鋼結構有限公司	上海市 中華人民共和国	千米ドル 14,900	プラント・環境・鉄構事業	40	—	当社製品の製造・販売 役員の兼任2名(うち従業員1名)	—
川崎設備工業(株)	名古屋市中区	百万円 1,581	その他事業	33.62	—	役員の兼任2名(うち従業員1名)	(注)3
その他 11 社							

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載している。
2 特定子会社である。
3 有価証券報告書の提出会社である。
4 「議決権の所有(被所有)割合欄」の(内書)は間接所有である。
5 持分は、百分の二十未満であるが、実質的な影響力を持っているため関連会社としている。

(注) 6 Kawasaki Motors Corp., U.S.A.については、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えている。なお、同社は同社の直接所有子会社であるKawasaki Motors Finance Corporation及びKM Receivables Corporationと実質的に不可分の関係で事業活動を行っている。このため、Kawasaki Motors Corp., U.S.A.単独の損益情報等では同社の実態を正しく表せないことから主要な損益情報等として同社に当該子会社2社を連結後の金額を記載している。

主要な損益情報等	① 売上高	138,882百万円
	② 経常利益	1,127
	③ 当期純利益	628
	④ 純資産額	15,393
	⑤ 総資産額	97,791

5 従業員の状況

(1) 連結会社の状況

(平成14年3月31日現在)

事業の種類別セグメントの名称	従業員数(名)
船舶	2,377
車両	3,229
航空宇宙	4,202
ガスタービン・機械	3,771
プラント・環境・鉄構	4,025
汎用機	7,918
その他	2,745
全社共通	669
合計	28,936

(注) 従業員数は就業人員のみを対象としている。なお臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の状況

(平成14年3月31日現在)

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(円)
14,067	43.3	22.2	6,380,557

(注) 1 従業員数は就業人員のみを対象としている。なお臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。
2 平均年間給与は、賞与及び基準外賃金を含んでいる。

(3) 労働組合の状況

当社の労働組合は、川崎重工労働組合と称し、上部団体は全国造船重機械労働組合連合会(略称造船重機労連)である。

また組合とは、信頼関係を基礎に労働協約を締結し、労働条件その他労使間の重要問題について労働協議会・経営協議会等を開催し、相互の理解と隔意ない意見交換により円満に解決をはかっている。

なお、当年度、連結会社において労働組合との間に特記すべき事項等は生じていない。

第２　事業の状況

１　業績等の概要

(1) 業績

①当連結会計年度の連結業績の概況

当連結会計年度におけるわが国経済は、米国経済の減速に端を発した世界的な不況に加え、昨年９月の同時多発テロの影響もあって、輸出の大幅な減少や民間設備投資の減退さらには政府による構造改革推進に伴う公共投資抑制の影響などを強く受け、極めて低調に推移した。

このような経営環境の下、当グループは積極的に営業活動を展開したが、受注高は前期大口受注のあった車両事業、プラント・環境・鉄構事業を中心に減少し1兆347億円と前期を2,389億円下回った。

一方、売上高についてはプラント・環境・鉄構事業、航空宇宙事業を中心に増加し、前期を840億円上回る１兆1,445億円となった。

利益面では、売上高の増加や為替レートの好転、損益分岐点引き下げのための固定費削減諸施策等により、営業利益は前期に比べ268億円増加して313億円となり、経常損益も142億円の利益（前期は35億円の損失）を計上した。

当期純損益は、固定資産の売却益65億円を特別利益に、投資有価証券の評価損失など合わせて47億円を特別損失にそれぞれ計上した結果、62億円の利益（前期は103億円の損失）と４期振りの純利益計上となった。

なお、当期の単独業績については、受注高8,250億円、売上高9,146億円、経常利益120億円、当期純利益78億円となった。

②当連結会計年度の主要セグメント別業績概要

[事業種類別セグメント]

船舶事業

受注高は、ＬＮＧ船３隻、ＬＰＧ船２隻など一般商船で計９隻のほか、潜水艦１隻を受注したが、1,061億円と前期から若干の減少となった。

売上高はＬＰＧ船、大型タンカー、コンテナ船等の計上により、前期を137億円上回る924億円となったほか、営業損益でも売上増と為替レートの好転に製品コストの低減効果が加わり、55億円の利益と、前期の17億円の損失から大きく改善した。

車両事業

受注高は、鉄道車両が新幹線ほか国内向け鉄道車両が好調であったものの、海外向け案件が台湾新幹線の大型受注があった前期から大きく減少したため、全体でも825億円と前期を大幅に下回った。

売上高は、国内向け鉄道車両の減少や建設機械、破砕機の需要低迷により、1,217億円と前期から78億円の減収となった。また、営業利益も同様の要因により、４億円と前期並みにとどまった。

航空宇宙事業

受注高は、防衛庁より次期固定翼哨戒機・次期輸送機の国産開発について主契約企業として受注するなど、国内向けは堅調だったが、米国同時多発テロの影響によるボーイング社向け分担製造品などの減少により、1,516億円と前期をわずかに下回った。

売上高は、防衛庁向け、ボーイング社向けなどの民需とも増加し、1,610億円と前期をかなり上回ったほか、営業利益も為替レート好転の影響などで前期から大幅増益の138億円となった。

ガスタービン・機械事業

受注高は、舶用蒸気タービン・ディーゼル主機関や産業用ガスタービン発電設備などが堅調であった半面、海外向け民需航空機用エンジン分担製造品が、米国同時多発テロの影響などで大きく減少したため、全体では1,586億円と前期から減少となった。

売上高は、舶用蒸気タービン主機関や産業用ガスタービン発電設備などが寄与し1,715億円と前期を上回り、営業利益も前期から着実に増加し54億円となった。

プラント・環境・鉄構事業

受注高は、ブラジル向けコンバインドサイクル発電設備の受注など、パワープラント部門が堅調でしたが、都市ごみ焼却設備の大幅な減少により、全体でも1,601億円と前期を大きく下回った。

売上高は、都市ごみ焼却設備のダイオキシン対策工事など、国内外のプラント工事が増加し、2,206億円と前期から大きく回復した。また、営業損益も、事業環境は依然厳しいながら、工事採算の改善が大きく進んだ結果、営業損失は前期の146億円から6億円へと大幅に縮小した。

汎用機事業

売上高は、米国およびアジア市場での販売は順調に推移したが、欧州市場向け二輪車の販売減の影響により、2,812億円と前期比微増にとどまった。また、営業利益は、為替レート好転の一方で、流通在庫正常化のため、欧米市場向けの生産調整や販売促進費用の積極的な投入など来期に備えた対策を講じたため、51億円と前期から減益となった。

（注）59ページ（セグメント情報）に記載の通り、当連結会計年度より事業の種類別セグメントを変更し、7事業セグメント（船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業、その他事業）に区分している。これに伴い、前期の実績を新セグメント区分に組替えて比較している。

[所在地別セグメント]

日本は、当社の売上高増加を主因に、売上高は8,687億円と前期比445億円増加した。営業利益も、為替レートの好転、収益改善策の推進等により当社が大幅に増益となったため、313億円と前期を大きく上回った（前期比282億円増）。

北米は、車両製造子会社の増収等で売上高は前期比284億円増の2,045億円となり、営業利益も50億円と前期比18億円増となった。

欧州は、汎用機販売会社の再編による子会社増加の影響で売上高は471億円と前期比増加したが、流通在庫の正常化対策を講じたため営業損失は前期の9億円から33億円となった。

アジアは、東南アジアの二輪車製造・販売会社が順調で、売上高は前期比27億円増の204億円、営業利益も6億円(前期比6億円増) に拡大した。

(2) キャッシュ・フローの状況

当連結会計年度の連結キャッシュ・フローは、営業活動においては収益の回復、売上債権の減少などにより607億円の資金の純増（前期は92億円の純増）となった。また、投資活動においては、設備投資などにより280億円の資金の純減（前期は207億円の純減）、財務活動では有利子負債の圧縮を推進し185億円の資金の純減（前期は35億円の純増）となった。これらの結果、当連結会計年度の現金及び現金同等物期末残高は、前期末に比べ145億円増加し897億円となった。

2　生産、受注及び販売の状況

(1) 生産実績

当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

(単位　百万円)

事業の種類別セグメント	生産高	前年同期比(%)
船舶	86,952	11.4
車両	124,913	9.7
航空宇宙	140,686	12.8
ガスタービン・機械	177,783	8.4
プラント・環境・鉄構	205,111	△　2.9
汎用機	230,978	0.0
その他	121,786	△　6.2
合計	1,088,211	3.4

(注)　上記金額には、消費税等は含まれていない。

(2) 受注実績

当連結会計年度における受注実績を事業の種類別セグメントごとに示すと、次のとおりである。

(単位　百万円)

事業の種類別セグメント	受注高	前年同期比(%)	受注残高	前年同期比(%)
船舶	106,106	△　9.7	194,274	9.7
車両	82,584	△　57.1	272,641	△　7.9
航空宇宙	151,641	△　6.3	195,446	△　4.0
ガスタービン・機械	158,661	△　5.4	204,819	△　3.9
プラント・環境・鉄構	160,142	△　37.0	347,496	△　13.9
汎用機	281,207	1.9	-	-
その他	94,428	△　8.5	25,759	△　5.0
合計	1,034,771	△　18.7	1,240,438	△　6.0

(注) 1　上記金額には、消費税等は含まれていない。

2　汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示していない。

(3) 販売実績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

(単位　百万円)

事業の種類別セグメント	販売高	前年同期比(%)
船　　舶	92,478	17.4
車　　両	121,780	△ 6.0
航空宇宙	161,072	18.1
ガスタービン・機械	171,585	12.6
プラント・環境・鉄構	220,604	21.7
汎用機	281,207	1.9
そ の 他	95,805	△ 9.9
合　　計	1,144,534	7.9

(注) 1　上記金額には、消費税等は含まれていない。

2　最近2連結会計年度における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

(単位　百万円)

相手先	前連結会計年度		当連結会計年度	
	金額	割合(%)	金額	割合(%)
防衛庁	134,762	12.7	148,346	12.9

3　対処すべき課題

〔経営の基本方針および経営目標〕

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としている。

この基本方針の下、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指して、平成16年度において投下資本利益率(ＲＯＩＣ)９％(税引き前)以上の達成を中期経営計画の具体的目標として掲げ、事業の選択と集中､収益力向上のためのビジネスモデルの変革､経営スタイルの変革等を柱とする事業構造改革に取り組んでいるところである。

〔会社の対処すべき課題〕

平成13年度については、国内外ともに厳しい経営環境の中、製品コストの低減を図るとともに、固定費の圧縮などの収益改善策を強力に推進することにより損益分岐点の引き下げに努め、経営再建の第一歩となる黒字化を達成したが、平成14年度については、当グループが持続的成長軌道に復帰するという意味で重要な年度であり、コストダウンをはじめとする不断の製品競争力の強化に加

えて、質主量従型経営の方針の下、技術やブランドで差別化された製品・サービスの提供などを通じて、安定的な収益を上げ得る経営基盤の確立を目指してゆく。

また、事業の選択と集中にも着実に取り組み、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業の中核・育成事業に対して経営資源を重点投入し、収益の柱として育成・強化を図ってゆく。

この一環として、航空宇宙事業では、防衛庁向け次期固定翼哨戒機・次期輸送機開発の主担当企業として当社が指名されたのを機に、開発体制の強化を図るとともに、世界に雄飛する航空機メーカーを目指して、中長期的観点から航空機生産工場の整備を進めている。

また、ガスタービン・機械事業では、昨年、２万ＫＷクラスのガスタービン発電設備の自社開発に成功し、これを新たにラインアップに加え、電力の自由化等に伴う分散型発電の需要拡大を背景に、自社開発の強みを活かし、ガスタービンを核とした事業展開を強化している。

汎用機事業では、商品競争力を高めるため、開発体制を強化し、積極的に新機種を投入するとともにスズキ株式会社との二輪車の相互ＯＥＭ供給の拡大、部品の共通化や共同購入など二輪車事業での提携を深化させ、収益力の一層の向上を図ってゆく。

一方、船舶事業については、潜水艦や需要が拡大しているガス船に特化した事業展開により、当面の収益確保は可能な見通しにあるが、長期的にも安定した収益体制を確立するため、本年10月に船舶事業を分割し、機動的かつ効率的な事業運営、為替等事業環境の変化に柔軟に対応できる経営体質への転換を図ることとした。

また、ガスタービン・機械事業部門の精機事業についても、本年２月、事業の効率化と技術競争力の強化を図るため、カヤバ工業株式会社と油圧機器および油圧システム事業について業務提携を締結したのに続いて、事業の勝ち残りを確実にし、今後も安定した発展を遂げるため、本年10月に精機事業を分割し、サービス事業を含む体制の強化、油圧専業メーカーとの競争に適した機動的な経営体質の確立を図っていくこととした。

両事業の分社独立は、事業運営のフレキシビリティーを一層高め、効率的な経営を行うことが急務な事業として、社内カンパニー制からさらに踏み込み、確固たる自立体制の下で事業競争力の向上を図るものであり、これにより当グループ全体としての企業価値を一層高めてゆく。

また、民間設備投資の低迷、政府の構造改革推進等により一段と厳しい事業環境に直面しているプラント・環境・鉄構事業については、人員のスリム化や諸経費の削減に引き続き取り組むとともに、生産体制の見直しを行ない、損益分岐点の一層の引き下げに取り組んでゆく。

当グループは、このように事業環境の変化に適応させるべく中期経営計画に沿った諸施策を着実に実行することにより、企業価値の増大に努めてゆく。

4　経営上の重要な契約等

(1) 技術援助契約(導入)

契約会社名	契約の相手方・国籍	契約の対象品目	対　　　価	契約の始期・終期
川崎重工業(株) (当　社)	Kvaerner Moss Technology a.s (ノルウェー)	球形タンク式LNG運搬船	(1) ロイヤルティ (2) 技術者招へい費	昭和46年6月16日 (平成16年3月30日まで)
	Lockheed Martin Corporation (米国)	P-3C対潜哨戒機	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費	昭和53年6月30日 (平成22年6月9日まで)
	The Boeing Company (米国)	CH47ヘリコプタ	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費 (5) 技術者招へい費	昭和60年1月14日 (平成21年2月26日まで)
	Honeywell International Inc. (米国)	T55-L-712ターボシャフトエンジン	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費	昭和59年12月12日 (平成21年12月31日まで)
	MAN B&W Diesel A/S (デンマーク)	2サイクル陸舶用ディーゼルエンジン	(1) ロイヤルティ (2) 技術資料代 (3) 技術者招へい費 (4) 技術者訓練費	昭和56年5月18日 (平成23年12月31日まで)
	United Conveyor Corporation (米国)	石炭焚パワープラント用空圧液圧灰処理装置	(1) 技術資料代 (2) ロイヤルティ (3) 見積作成料 (4) 設計図作成料 (5) 技術者招へい費	昭和47年4月1日 (平成18年9月30日まで)
	Holzmag Trading AG (スイス)	マルチローター、マルチプレス	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者招へい費	平成6年9月26日 (平成16年9月25日まで)

(2) 技術援助契約(供与)

契約会社名	契約の相手方・国籍	契約の対象品目	対　　　価	契約の始期・終期
川崎重工業(株) (当　社)	武漢船用機械廠 (中国)	電動油圧舵取機	(1) 一括金	昭和56年7月11日 (平成17年3月31日まで)
	Fisia S.P.A. (イタリア)	排煙脱硝プラント	(1) イニシャルペイント (2) ロイヤルティ (3) 技術者招へい費	平成2年2月6日 (平成15年2月5日まで)
	南通中遠川崎船舶工程有限公司 (中国)	小型貨物船	(1) イニシャルペイメント (2) ロイヤルティ	平成8年10月24日 (貨物船8隻目の引渡日まで)
	Kennametal Inc. (米国)	高圧噴射ノズル	(1) イニシャルペイメント (2) ロイヤルティ (3) ミニマムロイヤルティ	平成11年4月1日 (平成24年7月18日まで)

(3) 船舶事業部門の会社分割による分社独立について

当社は、平成13年12月26日開催の取締役会において、平成14年10月１日を期して、下記の通り当社の船舶事業部門を会社分割により分社独立させる方針を決定した。

なお、平成14年４月15日開催の当社取締役会並びに平成14年６月27日開催の当社第179期定時株主総会において、当該分割に係る分割計画書の承認が行われた。

【分割の概要】

① 分割の目的

当社の船舶部門は、潜水艦とガス船に特化した効率的建造等により、当面事業性の確保が可能な見通しにあるが、一方において、船舶建造に対する世界的な供給力過剰な状態は深刻の度を増している。

このような事業環境のもとで、業績が安定しているこの時期は、当社船舶事業の生き残りを確実なものとし、長期的に安定した収益体制を確立する好機であるとの判断から、当社は同部門を分社独立し、同部門の機動的な事業運営と効率的な経営の徹底、為替等事業環境の変化に強い柔軟な経営体質への転換を図ることとした。

新会社は、開発・建造・保守におけるこれまでの数々の実績から顧客の高い信頼を得ている潜水艦やＬＮＧ／ＬＰＧ運搬船技術等を柱とし、高付加価値製品に経営資源を一段と集中させるとともに、厳しい競争環境や事業環境の変化に強い体質を確立するため、組織の効率化による固定費の削減、生産性の一層の向上等、各種のコスト削減策を展開していくものとする。

なお、当社は、新会社に対して、営業・技術・資金を含む経営支援を行い、川崎重工グループとしての総合力の発揮に努めていく所存である。

② 分割の方式

当社を分割会社とし、新たに設立する株式会社川崎造船を事業承継会社とする新設分割であり、同社が分割により発行する株式の総数を当社に割り当てる物的分割である。

③ 事業継承会社の概要

商　　号：株式会社川崎造船（英文社名　Kawasaki Shipbuilding Corporation）

事業内容：船舶、艦艇、海洋機器、その他輸送機器およびそれらの設備、部品の設計、製造、販売ならびに修理等

本店所在地：神戸市中央区東川崎町３丁目１番１号

設立年月日：平成14年10月１日（分割期日）

代 表 者：取締役社長　田所 修一（現 当社常務取締役 船舶ｶﾝﾊﾟﾆｰﾌﾟﾚｼﾞﾃﾞﾝﾄ）

資 本 金：10,000百万円（全額当社出資）

決 算 期：３月31日

従業員数：約1,750人（設立時見込み）

④ 承継会社が新たに発行する株式

普通株式 200,000株（全額当社に割り当て）

5 研究開発活動

当連結会計年度は、今後の成長が期待される、①航空宇宙事業、②汎用機事業（二輪車を中心とするコンシューマープロダクツ事業）、③車両事業、④ガスタービン・機械事業を中核・育成事業と位置づけ、それら製品のシステム化・高度化のための研究開発、製品価格競争力強化のための技術開発、および当グループ製品の差別化や付加価値向上に必要な基盤的技術の研究等を積極的に推進した。これらのための当連結会計年度におけるグループ全体の研究開発費は165億円である。

当連結会計年度における各事業セグメントの主な研究開発内容は以下の通りである。

船舶事業は、生産加工の自動化の推進、合理化研究をはじめ、自律無人潜水機システム（ＡＵＶ）や次世代ＤＰＳ（Dynamic Positioning System）の開発、洋上観測プラットフォームなどの新製品・新事業分野を中心に、４億円の研究開発投資を実施した。

車両事業は、鉄道車両分野で次期新幹線用車両の開発をはじめ、低コスト車両の開発、低床式路面電車（ＬＲＴ）の開発、耐衝撃性や振動低減等の性能向上や生産合理化を中心に研究開発を実施した。建設機械分野では、排ガス規制・騒音規制に対応した次世代中大型ホイールローダ関連の開発を実施した。破砕機分野では、新型砕石機、メンテナンス、および自動化システムの開発をはじめ廃プラスチック・リサイクル関連技術開発や精密鋳造技術の開発等を実施し、事業全体で10億円の研究開発投資を行った。

航空宇宙事業では、次期大型機の機体を中心とした防衛関連の研究開発をはじめ、民間機、ＢＫ１１７－Ｃ２ヘリコプタなどの民需製品開発、環境適応型超音速輸送推進システムの研究、さらには成層圏プラットフォームや衛星フェアリングなどの宇宙分野を中心に28億円の研究開発投資を実施した。

ガスタービン・機械事業は、ガスタービン・ジェットエンジン分野では、２０ＭＷ級ガスタービン（Ｌ２０Ａ）をはじめとするコージェネ用高効率・低公害ガスタービン新機種の開発やそのシステム化、高温タービン設計技術の高度化、環境規制対応のための触媒燃焼器や次期大型機のエンジンなどの研究開発を実施した。機械分野では、護衛艦用新推進装置や船舶電動機駆動推進装置の開発、ＣＣＰＰ用蒸気タービンや遠心圧縮機の性能向上のための研究開発を中心に実施した。さらに、油圧ポンプ・コントロール弁の開発や精密加工技術を活かした新事業分野開発、次期吸収式冷凍機の開発を実施し、事業全体で34億円の研究開発投資を行った。

プラント・環境・鉄構事業は、産機分野では、圧延プラントや脱硫装置のコスト・技術競争力強化のための研究開発やバイオガス・メタン発酵技術の開発、パワープラント分野では環境対応新型事業用ボイラや石炭灰利用技術の開発、環境装置分野では、次世代型環境装置（直溶炉や新型ストーカ炉、ガス化溶融炉、電気集塵機）や廃棄物のリサイクル技術の開発、鉄構分野では風力発電システムや鋼・コンクリート複合新形式橋梁の開発を中心に、事業全体で25億円の研究開発投資を行った。

汎用機事業では、二輪車用エンジンの開発を中心に、半導体・液晶製造装置用搬送ロボットや新機種ロボットおよびそのコントローラの開発を含め、３億円の研究開発投資を実施した。

上記の他、当社の本社研究開発部門は、各事業製品のシステム化・高度化、差別化、性能・品質向上、価格競争力強化のための基盤技術（各種シミュレーション技術・解析技術など）の研究開発を実施した。また、将来を見据えた燃料電池システム、新型電池、バイオマス利用等の次世代分散型エネルギーシステム、ＦＥＬ（自由電子レーザ）等の光・レーザ関連技術、ＩＴ・メカトロ技術を活用したメンテナンスや次世代生産システム技術の開発および高機能材料・表面改質等の独自新技術を研究開発した。この他、新型空気呼吸器、介護支援システムの開発等を含め本社部門で61億円を投資した。

これらの研究開発の実施にあたっては、各事業と本社研究開発部門が相互に連携・協力し、総合技術力による製品の差別化、高度化を図っている。さらに、海外企業との共同開発をはじめ、先進分野での国内の産・学・官とのコラボレーションを一層強化するとともに、海外大学や研究機関とのネットワーク化の推進により、研究開発の効率化、新分野への取り組みを図っている。

第３　設備の状況

１　設備投資等の概要

当グループでは、汎用機事業、車両事業、ガスタービン・機械事業を中心に、新機種・新製品対応のための設備投資や生産合理化・省力化のための設備投資などを実施した。その結果、当連結会計年度の設備投資額は、331億円（無形固定資産に係るものを含む）となった。

各セグメントの投資内容は以下の通りである。

船舶事業では、ＬＮＧ船建造設備の拡充などで14億円の設備投資を実施した。

車両事業では、当社における車両生産工場の拡充（兵庫工場隣接地）および生産合理化、米国製造子会社での新鉄道車両工場建設を中心に、69億円の設備投資を実施した。

航空宇宙事業では、新機種開発設備や航空機生産設備の拡充などで25億円の投資を実施した。

ガスタービン・機械事業では、ガスタービン自家発電設備やガスタービン・油圧機器生産合理化設備を中心に45億円の投資を実施した。

プラント・鉄構・環境事業では情報化設備や生産合理化設備などで８億円の投資を実施した。

汎用機事業では、当社における二輪車の新機種対応および生産合理化、米国製造子会社における四輪バギー車等の生産設備の拡充などで、128億円の投資を実施した。

その他事業では、賃貸用資産、情報化・福利関連などで、38億円の投資を実施した。

所要資金については、自己資金、借入金等によっている。

2 主要な設備の状況

(1) 提出会社

事業所名 (所在地)	セグメントの 名称	設備の 内容	帳簿価額(百万円)					従業員数 (名)	摘要
			建物及び 構築物	機械装置 及び運搬具	土地 (面積千㎡)	その他	合計		
神戸本社 (兵庫県神戸市中央区)	全社	その他設備	8,079	603	5,346 (526)	556	14,585	679	(注2)
東京本社 (東京都港区)	全社	その他設備	2,153	61	7,548 (126)	166	9,929	997	(注3)
野田工場 (千葉県野田市)	プラント・環境・鉄構事業	鉄構製品製造設備	953	921	422 (162)	76	2,372	322	
		その他設備	3,462	238	1,862 (32)	131	5,695		
八千代工場 (千葉県八千代市)	車両事業	破砕機製造設備	893	1,718	676 (151)	189	3,478	247	
		その他設備	501	—	341 (12)	1	845		
岐阜工場 (岐阜県各務原市)	航空宇宙事業	航空機製造設備	7,213	7,046	2,479 (719)	1,731	18,469	2,966	(注4)
		その他設備	553	—	181 (21)	13	747		
名古屋第一工場 (愛知県海部郡弥富町)	航空宇宙事業	航空機製造設備	1,248	279	3,565 (71)	11	5,105	—	(注4)
名古屋第二工場 (愛知県海部郡飛島村)	航空宇宙事業	航空機製造設備	8	27	— (—)	3	39	—	(注4)
神戸工場 (兵庫県神戸市中央区)	船舶事業、プラント・環境・鉄構事業、ガスタービン・機械事業	船舶等建造設備	7,303	4,842	303 (275)	955	13,405	2,131	
		その他設備	1,391	124	499 (85)	170	2,185		
兵庫工場 (兵庫県神戸市兵庫区)	車両事業	鉄道車両製造設備	3,527	2,472	8,599 (223)	381	14,980	1,044	
西神工場 (兵庫県神戸市西区)	ガスタービン・機械事業	エンジン製造設備	699	346	2,209 (50)	12	3,267	78	
西神戸工場 (兵庫県神戸市西区)	ガスタービン・機械事業	油圧機械製造設備	1,998	2,017	602 (175)	658	5,276	469	
明石工場 (兵庫県明石市)	汎用機事業、ガスタービン・機械事業	二輪車等製造設備	8,065	10,275	1,133 (968)	7,300	26,774	3,407	
		その他設備	1,772	625	435 (108)	395	3,229		
播州工場 (兵庫県加古郡稲美町)	車両事業	建設機械製造設備	971	1,201	706 (151)	326	3,204	320	
播磨工場 (兵庫県加古郡播磨町)	プラント・環境・鉄構事業	鉄構製品製造設備	2,521	2,522	3,017 (445)	165	8,226	608	
		その他設備	96	340	— (—)	15	451		
坂出工場 (香川県坂出市)	船舶事業	船舶建造設備	3,532	3,986	2,031 (911)	441	9,991	799	
		その他設備	1,147	7	692 (138)	11	1,859		
計			58,091	39,659	42,654 (5,349)	13,716	154,121	14,067	

(注) 1 上記の帳簿価額には建設仮勘定ならびに無形固定資産の金額は含まない。
2 神戸本社には、中部・関西・中国・四国・九州支社、関西地区寮社宅等福利厚生施設ほかを含む。
3 東京本社には、東京設計事務所、北海道支社、海外事務所、関東地区寮社宅等福利厚生施設ほかを含む。
4 名古屋第一工場・名古屋第二工場の従業員数は岐阜工場に含む。
5 上記のほか、連結会社以外から土地149千㎡及び建物77千㎡を賃借している。また、上記のうち、土地42千㎡ほかを連結会社以外に賃貸している。
6 リース契約により使用している主要な賃借設備のうち連結会社以外からのものは下記の通りである。

事業所名 (所在地)	セグメントの名称	設備の内容	台数	リース期間	年間リース料	リース契約残高	摘要
明石工場 (兵庫県明石市)	汎用機事業、ガスタービン・機械事業	高電圧型電子ビーム溶接機	1セット	72ヶ月	51百万円	297百万円	所有権移転外ファイナンスリース
		門型5軸マシニングセンター	1セット	72ヶ月	29百万円	63百万円	
		情報交換システム設備	1セット	84ヶ月	22百万円	61百万円	
		ホストコンピュータ	1セット	60ヶ月	36百万円	51百万円	

7 生産能力に重要な影響を及ぼすような設備の休止はない。

(2) 国内子会社

会社名	事業所名(所在地)	セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)	摘要
				建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計		
㈱川重ガスタービン研究所	本社事業所(千葉県袖ヶ浦市)	プラント・環境・鉄構事業	事業用ガスタービン発電設備	1,029	8,582	— (—)	17	9,630	8	
川重不動産㈱	神戸支店(兵庫県神戸市中央区)他6事業所	その他事業	その他設備	8,465	173	562 (26)	62	9,263	129	(注1)

(注) 1 川重不動産㈱については、上記のうち土地15千㎡、建物及び構築物12千㎡を連結会社以外に賃貸している。
2 生産能力に重要な影響を及ぼすような設備の休止はない。

(3) 在外子会社

会社名	事業所名(所在地)	セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)	摘要
				建物及び構築物	機械装置及び運搬具	土地(面積千㎡)	その他	合計		
Kawasaki Motors Manufacturing Corp., U.S.A	リンカーン工場(米国ネブラスカ州)	車両事業、汎用機事業	二輪車・鉄道車両等製造設備	5,179	4,485	234 (1,364)	31	9,930	1,098	
	メアリービル工場(米国ミズーリ州)		エンジン製造設備	2,470	3,386	33 (460)	12	5,902	471	

(注) 生産能力に重要な影響を及ぼすような設備の休止はない。

3 設備の新設、除却等の計画

(1) 重要な設備の新設等

当グループの当連結会計年度以後1年間の設備投資計画(新設・拡充など)については、新機種・新製品対応のための設備や生産合理化・省力化のための設備を中心に約380億円を計画している。各セグメントの内訳は次のとおりである。

(単位 億円)

事業の種類別セグメントの名称	平成14年度計画金額	設備などの主な内容・目的
船舶	30	LNG船建造設備の拡充など
車両	45	車両生産工場の拡充、車両・建設機械の生産・合理化設備など
航空宇宙	70	新機種開発設備、航空機生産設備の拡充など
ガスタービン・機械	40	ガスタービン生産･開発設備の拡充、生産合理化設備など
プラント・環境・鉄構	5	情報化・生産合理化設備など
汎用機	135	当社での二輪車等の生産・合理化設備、米国製造子会社での四輪バギー車・汎用ガソリンエンジンの生産設備拡充など
その他	55	賃貸用資産、情報化・福利関連設備など
合計	380	

(注) 1 金額には消費税を含まない。
2 所要資金については、自己資金、借入金等により賄う予定である。
3 無形固定資産に係るものを含む。

(2) 重要な設備の除却等

重要な設備の除却等の計画はない。

第４　提出会社の状況

1　株式等の状況

(1) 株式の総数等

①　株式の総数

種類	会社が発行する株式の総数(株)
普通株式	3,360,000,000
計	3,360,000,000

②　発行済株式

種類	事業年度末現在発行数(株)(平成14年3月31日)	提出日現在発行数(株)(平成14年6月27日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	1,390,595,964	同左	東京、大阪、名古屋、福岡、札幌、各証券取引所	―
計	1,390,595,964	同左	―	―

(注) 1　提出日現在の発行数には、平成14年6月1日から当該有価証券報告書提出日までの新株予約権の行使（旧転換社債の権利行使を含む。）により発行された株式数は含まれていない。

2　東京、大阪、名古屋は市場第一部である。

(2) 新株予約権等の状況

旧転換社債

第４回無担保転換社債(平成6年8月10日発行)

	事業年度末現在(平成14年3月31日)	提出日の前月末現在(平成14年5月31日)
転換社債の残高(千円)	9,105,000	9,105,000
転換価格(円)	459	459
資本組入額(円)	※	※

第５回無担保転換社債(平成6年8月10日発行)

	事業年度末現在(平成14年3月31日)	提出日の前月末現在(平成14年5月31日)
転換社債の残高(千円)	17,118,000	17,118,000
転換価格(円)	459	459
資本組入額(円)	※	※

第６回無担保転換社債(平成8年7月25日発行)

	事業年度末現在(平成14年3月31日)	提出日の前月末現在(平成14年5月31日)
転換社債の残高(千円)	9,974,000	9,974,000
転換価格(円)	598	598
資本組入額(円)	※	※

第７回無担保転換社債(平成8年7月25日発行)

	事業年度末現在 (平成14年3月31日)	提出日の前月末現在 (平成14年5月31日)
転換社債の残高(千円)	9,609,000	9,609,000
転換価格(円)	598	598
資本組入額(円)	※	※

第８回無担保転換社債(平成8年7月25日発行)

	事業年度末現在 (平成14年3月31日)	提出日の前月末現在 (平成14年5月31日)
転換社債の残高(千円)	7,521,000	7,521,000
転換価格(円)	598	598
資本組入額(円)	※	※

第９回無担保転換社債(平成8年7月25日発行)

	事業年度末現在 (平成14年3月31日)	提出日の前月末現在 (平成14年5月31日)
転換社債の残高(千円)	7,039,000	7,039,000
転換価格(円)	598	598
資本組入額(円)	※	※

※　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果1円未満の端数を生じるときは、その端数を切り上げた額とする。

(3) 発行済株式総数、資本金等の推移

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成9年4月1日～ 平成10年3月31日	千株 1,472	千株 1,390,595	千円 338,734	千円 81,426,590	千円 337,261	千円 24,682,091	転換社債の転換による

(注)　平成14年4月1日から平成14年5月31日までの間に発行済株式総数、資本金、資本準備金の増減はない。

(4) 所有者別状況

(平成14年3月31日現在)

区分	株式の状況(１単元の株式数1,000株)							単元未満株式の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等 (うち個人)	個人その他	計	
株主数	人 2	135	97	1,149	324 (25)	106,692	108,399	－
所有株式数	単元 13	611,092	14,376	132,971	130,012 (94)	494,766	1,383,230	株 7,365,964
割合	% 0.00	44.17	1.03	9.61	9.39 (0.00)	35.76	100	－

(注) 1　自己株式32,623株は「個人その他」に32単元、「単元未満株式の状況」に623株含まれている。
なお、自己株式32,623株は株主名簿記載上の株式数であり期末日現在の実質的な所有株式数は25,623株である。

2　「その他の法人」及び「単元未満株式の状況」の欄には、証券保管振替機構名義の株式が、868単元含まれている。

(5) 大株主の状況

(平成14年3月31日現在)

氏名又は名称	住所	所有株式数	発行済株式総数に対する所有株式数の割合
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海１丁目８番11号	千株 70,170	% 5.04
みずほ信託退職給付信託第一勧業銀行口再信託受託者資産管理サービス信託	東京都中央区晴海１丁目８番12号	60,467	4.34
日本生命保険相互会社	東京都千代田区有楽町１丁目２番２号	57,412	4.12
東京海上火災保険株式会社	東京都千代田区丸の内１丁目２番１号	51,244	3.68
川崎重工業従業員持株会	兵庫県神戸市中央区東川崎町１丁目１番３号	48,380	3.47
三菱信託銀行株式会社(信託口)	東京都千代田区永田町２丁目11番１号	42,242	3.03
日本興亜損害保険株式会社	東京都千代田区霞ヶ関３丁目７番３号	28,274	2.03
川崎製鉄株式会社	兵庫県神戸市中央区北本町通１丁目１番28号	27,290	1.96
ＵＦＪ信託銀行株式会社(信託勘定Ａ口)	東京都千代田区丸の内１丁目４番３号	26,968	1.93
株式会社三井住友銀行	東京都千代田区有楽町１丁目１番２号	26,828	1.92
計	—	439,277	31.58

(6) 議決権の状況

① 発行済株式

(平成14年3月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	
議決権制限株式(自己株式等)	—	—	
議決権制限株式(その他)	—	—	
完全議決権株式(自己株式等)	445,000	—	
完全議決権株式(その他)	1,382,785,000	1,381,910	(注1)(注2)
単元未満株式	7,365,964	—	(注3)
発行済株式総数	1,390,595,964	—	
総株主の議決権	—	1,381,910	

(注１)　株主名簿上は当社名義となっているが、実質的に所有していない株式が7,000株含まれている。
(注２)　証券保管振替機構名義の株式が、868,000株含まれている。
(注３)　当社所有の自己株式 623株が含まれている。

② 自己株式等

(平成14年3月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
川崎重工業㈱	神戸市中央区東川崎町3丁目1番1号	25,000	—	25,000	0.00
川崎設備工業㈱	名古屋市中区大須1丁目21番8号	280,000	—	280,000	0.02
日本飛行機㈱	横浜市金沢区昭和町3175	100,000	—	100,000	0.00
上村航機㈱	兵庫県明石市貴崎5丁目10番37号	40,000	—	40,000	0.00
計	—	445,000	—	445,000	0.03

(7) ストックオプション制度の内容

該当事項なし。

2 自己株式の取得等の状況

[取締役又は使用人への譲渡及び利益、資本準備金又は再評価差額金による消却に係る自己株式の取得等の状況]

(1) 前決議期間における自己株式の取得等の状況

① 取締役又は使用人への譲渡のための取得の状況

該当事項なし。

② 利益、資本準備金又は再評価差額金による消却のための買受けの状況

(平成14年6月27日現在)

区分		株式数	価額の総額	摘要
定時株主総会での決議状況(一年一月一日決議)		— 株	— 円	(注)
取締役会での決議状況	利益による消却(一年一月一日決議)	—	—	
	資本準備金による消却(一年一月一日決議)	—	—	
	再評価差額金による消却(一年一月一日決議)	—	—	
前決議期間における取得自己株式		—	—	
残存授権株式等の総数及び価額の総額		—	—	
未行使割合		— %	— %	

(注)廃止前の「株式の消却の手続に関する商法の特例に関する法律」第3条の規定に基づき、平成10年6月26日開催の定時株主総会において、取締役会の決議により139,000,000株を上限として、利益をもって自己株式を買い受けて消却することができる旨、定款に定めることを決議している。
なお、この定款の定めは、「株式の消却の手続に関する商法の特例に関する法律」の廃止に伴い、平成13年11月1日付けで定款の記載から削除している。

③　取得自己株式の処理状況

該当事項なし。

[定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況]

(2)　当定時株主総会における自己株式取得に係る決議状況

該当事項なし。

[資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況]

該当事項なし。

3　配当政策

当社は将来の成長に備え収益力と経営基盤の強化･拡充を図るため、内部留保の充実に配慮しつつ、株主へ安定的な配当を継続することを基本方針としている。

なお、当年度については、中間、期末とも配当を行っていない。

4　株価の推移

	回次	第175期	第176期	第177期	第178期	第179期
最近５年間の事業年度別最高・最低株価	決算年月	平成10年3月	平成11年3月	平成12年3月	平成13年3月	平成14年3月
	最高	円 551	356	347	180	220
	最低	円 190	211	110	109	89

	月別	平成13年10月	11月	12月	平成14年1月	2月	3月
最近６箇月間の月別最高・最低株価	最高	円 144	137	130	123	119	140
	最低	円 123	114	89	111	108	116

(注)　東京証券取引所第一部における株価である。

5　役員の状況

役名及び職名	氏　名 (生　年　月　日)	略　歴	所有株式数
取締役社長 代表取締役	田崎雅元 昭和10年9月6日生	昭和33年4月　川崎航空機工業(株)（現・川崎重工業(株)）入社 平成元年12月　Kawasaki Heavy Industries (U.S.A.) Inc.代表取締役社長 平成4年6月　当社取締役就任 平成8年6月　常務取締役就任 平成9年6月　専務取締役就任 平成12年6月　取締役社長就任（現任）	千株 44
取締役副社長 代表取締役 社長補佐 企画・管理統括	井上義郎 昭和14年8月28日生	昭和38年4月　(株)第一銀行入行 昭和63年7月　(株)第一勧業銀行麻布支店長 平成2年5月　神田支店長 平成4年5月　入社　財務本部副本部長兼企画本部付 平成5年6月　取締役就任 平成9年6月　常務取締役就任 平成11年6月　専務取締役就任 平成12年6月　取締役副社長就任（現任）	21
取締役副社長 代表取締役 社長補佐 営業統括	西村正 昭和13年1月4日生	昭和36年4月　入社 平成6年4月　精機事業部長 平成7年6月　取締役就任 平成9年6月　常務取締役就任 平成13年4月　取締役副社長就任（現任）	33
常務取締役 代表取締役 航空宇宙カンパニープレジデント	須郷隆 昭和14年2月7日生	昭和37年4月　川崎航空機工業(株)（現・川崎重工業(株)）入社 平成6年11月　当社航空宇宙事業本部航空宇宙営業本部長 平成9年6月　取締役就任 平成11年6月　常務取締役就任（現任） 平成13年4月　航空宇宙カンパニープレジデント就任（現任）	46
常務取締役 代表取締役 車両カンパニープレジデント兼汎用機カンパニーバイスプレジデント	佐伯武彦 昭和12年8月8日生	昭和36年4月　川崎航空機工業(株)（現・川崎重工業(株)）入社 平成元年4月　Kawasaki Motors Manufacturing Corp., U.S.A.代表取締役社長 平成9年6月　当社取締役就任 平成12年6月　常務取締役就任（現任） 平成13年4月　車両カンパニープレジデント就任（現任） 平成13年10月　汎用機カンパニーバイスプレジデント就任（現任） [主要な兼職の状況] 平成12年3月　Kawasaki Motors Manufacturing Corp., U.S.A.代表取締役会長	107
常務取締役 代表取締役 プラント・環境・鉄構カンパニープレジデント	前田卓也 昭和15年6月2日生	昭和38年4月　入社 平成11年4月　産機プラント事業部長 平成11年6月　取締役就任 平成13年4月　常務取締役、プラント・環境・鉄構カンパニープレジデント就任（現任）	41
常務取締役 代表取締役 船舶カンパニープレジデント	田所修一 昭和15年10月27日生	昭和39年4月　入社 平成11年4月　船舶事業部長 平成11年6月　取締役就任 平成13年4月　常務取締役、船舶カンパニープレジデント就任（現任）	28

役名及び職名	氏　名 (生 年 月 日)	略　歴	所有株式数
常務取締役 代表取締役 ガスタービン ・機械カンパニー プレジデント	山下　健悟 昭和15年1月8日生	昭和39年4月　川崎航空機工業(株)（現・川崎重工業(株)）入社 平成12年4月　ガスタービン事業部長 平成12年6月　取締役就任 平成13年4月　常務取締役、ガスタービン・機械カンパニープレジデント就任（現任）	千株 31
常務取締役 代表取締役 汎用機カンパニー プレジデント	森田　進一 昭和17年3月31日生	昭和39年4月　川崎航空機工業(株)（現・川崎重工業(株)）入社 平成12年2月　総合企画室長 平成12年6月　取締役就任 平成13年4月　常務取締役就任（現任） 平成14年4月　汎用機カンパニープレジデント就任（現任）	35
常務取締役 技術本部長 知的財産部担当	中山　幹彦 昭和16年10月2日生	昭和40年4月　入社 平成11年4月　船舶事業部神戸造船工場長 平成13年4月　執行役員就任 平成14年6月　常務取締役、技術本部長就任（現任）	109
常務取締役 経営企画部長	寺崎　正俊 昭和17年11月18日生	昭和41年4月　入社 平成13年4月　執行役員就任、人事労政部長 平成14年1月　経営企画部長（現任） 平成14年6月　常務取締役就任（現任）	27
監査役 （常勤）	西尾　常光 昭和17年1月13日生	昭和40年4月　川崎車輛(株)（現・川崎重工業(株)）入社 平成9年6月　秘書室長 平成13年6月　監査役就任（現任）	32
監査役 （常勤）	和田　義次 昭和18年9月5日生	昭和41年4月　入社 平成13年6月　大阪動力工業(株)代表取締役社長 平成13年12月　川崎重工業(株)退職 平成14年6月　当社監査役就任（現任）	29
監査役	前田　貢 昭和7年2月28日生	昭和40年4月　弁護士登録 昭和49年4月　前田法律事務所(現・前田村田法律事務所)開設 平成5年4月　神戸弁護士会会長(1年間) 平成12年6月　当社監査役就任（現任）	11
監査役	川本　洋 昭和11年1月5日生	平成10年1月　川崎汽船(株)取締役副社長 平成11年6月　日東物流(株)代表取締役会長 平成12年10月　(株)ケイライン物流ホールディングス代表取締役社長 平成13年10月　(株)ケイロジスティックス代表取締役社長 平成14年6月　当社監査役就任（現任）	―
計			594

(注) 1 監査役 前田 貢、川本 洋は「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める「社外監査役」である。

2 当社では、コーポレートの全体最適を追求する戦略的意思決定機能と、それぞれの事業の業務執行機能を分離・強化して経営の効率性を高めるため、執行役員制度を導入している。提出日現在の業務執行体制は以下のとおりである。

	地位	氏名	担当業務
○	執行役員社長	田﨑　雅元	
○	執行役員副社長	井上　義郎	社長補佐、企画・管理統括
○	執行役員副社長	西村　正	社長補佐、営業統括
○	執行役員常務	須郷　隆	航空宇宙カンパニープレジデント
○	執行役員常務	佐伯　武彦	車両カンパニープレジデント兼汎用機カンパニーバイスプレジデント
○	執行役員常務	前田　卓也	プラント・環境・鉄構カンパニープレジデント
○	執行役員常務	田所　修一	船舶カンパニープレジデント
○	執行役員常務	山下　健悟	ガスタービン・機械カンパニープレジデント
○	執行役員常務	森田　進一	汎用機カンパニープレジデント
○	執行役員常務	中山　幹彦	技術本部長、知的財産部担当
○	執行役員常務	寺﨑　正俊	経営企画部長
	上席執行役員	池田　志朗	総務部長
	上席執行役員	佐藤　提員	財務経理部長
	執行役員	熱田　稔雄	技術本部副本部長兼技術研究所長
	執行役員	藤井　洋祐	汎用機カンパニーバイスプレジデント兼技術本部長
	執行役員	新藤　功	プラント・環境・鉄構カンパニーバイスプレジデント 兼プラントビジネスセンター長
	執行役員	黒﨑　泰充	技術本部システム技術開発センター長
	執行役員	青木　昭二	航空宇宙カンパニーバイスプレジデント兼営業本部長
	執行役員	中村　明人	航空宇宙カンパニーバイスプレジデント兼技術本部長
	執行役員	吉野　隆	ガスタービン・機械カンパニーバイスプレジデント 兼ガスタービン開発センター長兼機械ビジネスセンター長
	執行役員	松﨑　昭	車両カンパニーバイスプレジデント（建設機械・破砕機担当） 兼建設機械ビジネスセンター長
	執行役員	大橋　忠晴	車両カンパニーバイスプレジデント（車両担当）
	執行役員	元山　近思	航空宇宙カンパニーバイスプレジデント兼企画本部長兼生産本部長
	執行役員	香西　延一	船舶カンパニー坂出工場長
	執行役員	浜田　滋	社長特命事項（Kawasaki Motors Corp., U.S.A.担当）
	執行役員	三原　修二	汎用機カンパニーバイスプレジデント兼企画本部長
	執行役員	小野　親宏	プラント・環境・鉄構カンパニーバイスプレジデント兼企画本部長
	執行役員	池田　光昭	ガスタービン・機械カンパニーバイスプレジデント兼営業本部長
	執行役員	鶴谷　将俊	社長特命事項（Kawasaki Motors Europe N.V.担当）
	執行役員	野口　二郎	人事労政部長
	執行役員	富家　勝	プラント・環境・鉄構カンパニーバイスプレジデント 兼環境ビジネスセンター長
	執行役員	田中　徳夫	関西支社長
	執行役員	谷口　友一	船舶カンパニー企画本部長

○印は取締役である。

第５　経理の状況

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成している。

(2) 当社の財務諸表は、「造船業財務諸表準則」(昭和26年運輸省告示第254号)及び「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という)に基づいて作成している。

なお、第178期事業年度(平成12年４月１日から平成13年３月31日まで)は改正前の「造船業財務諸表準則」及び「財務諸表等規則」に基づき、第179期事業年度(平成13年４月１日から平成14年３月31日まで)は改正後の「造船業財務諸表準則」及び「財務諸表等規則」に基づいて作成している。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度(平成12年４月１日から平成13年３月31日まで)及び第178期事業年度(平成12年４月１日から平成13年３月31日まで)並びに当連結会計年度(平成13年４月１日から平成14年３月31日まで)及び第179期事業年度(平成13年４月１日から平成14年３月31日まで)の連結財務諸表及び財務諸表について、朝日監査法人により監査を受けている。

監　査　報　告　書

平成１３年６月２８日

川崎重工業株式会社
　取締役社長　田　﨑　雅　元　殿

朝　日　監　査　法　人

代表社員
関与社員　公認会計士　中谷　紀之

代表社員
関与社員　公認会計士　黒崎　寛

代表社員
関与社員　公認会計士　橋　和良

当監査法人は、証券取引法第 193 条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成１２年４月１日から平成１３年３月３１日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、下記事項を除き前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和 51 年大蔵省令第 28 号）の定めるところに準拠しているものと認められた。

記

「連結財務諸表作成のための基本となる重要な事項」4.(3)④に記載のとおり、連結財務諸表提出会社の連結会計年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、連結会計年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を受注工事損失引当金として計上することに変更した。この変更は、連結財務諸表提出会社において、平成１２年１１月に中期経営計画を策定したことを契機とし、当連結会計年度末の受注状況を見直した結果、工事環境の変化に伴い、工事損失の発生要因が増加する傾向にあると判断されたため、財務内容の健全化と期間損益のより一層の適正化を図るために行ったものであり、正当な理由による変更と認められた。この変更により従来と同一の基準によった場合に比し、税金等調整前当期純損失は 6,190 百万円増加している。

よって、当監査法人は、上記の連結財務諸表が川崎重工業株式会社及び連結子会社の平成１３年３月３１日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当連結会計年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により連結財務諸表を作成している。

以　上

監　査　報　告　書

平成１４年６月２７日

川崎重工業株式会社
取締役社長　田　﨑　雅　元　殿

朝　日　監　査　法　人

代表社員
関与社員　公認会計士　中谷　紀之

代表社員
関与社員　公認会計士　橋　和良

当監査法人は、証券取引法第 193 条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成１３年４月１日から平成１４年３月３１日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、下記事項を除き前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和 51 年大蔵省令第 28 号）の定めるところに準拠しているものと認められた。

記

セグメント情報の「１．事業の種類別セグメント情報」の「事業区分の変更」に記載のとおり、従来、会社が採用している管理上の区分をもとに、一般的な業種分類を勘案して分類していたが、当連結会計年度から、会社の各カンパニー及びその主管子会社を事業グループ単位とする分類に変更した。

この変更は、会社がカンパニー制を導入したことを契機に、開示セグメント区分を内部管理上の区分と一致させ、事業の実態を反映したより適切なセグメント情報とするために行ったものであり、正当な理由に基づく変更と認められた。

この変更によるセグメント情報に与える影響は、「１．事業の種類別セグメント情報」の「事業区分の変更」に記載されているとおりである。

よって、当監査法人は、上記の連結財務諸表が川崎重工業株式会社及び連結子会社の平成１４年３月３１日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

1　連結財務諸表等

(1) 連結財務諸表

① 連結貸借対照表

（単位　百万円）

科目	前連結会計年度（平成13年３月31日現在）金額		構成比	当連結会計年度（平成14年３月31日現在）金額		構成比
			%			%
資産の部						
Ⅰ 流動資産						
1 現金及び預金		77,048			91,344	
2 受取手形及び売掛金 (注7,8)		418,064			389,986	
3 たな卸資産 (注7)		346,566			372,268	
4 繰延税金資産		14,922			16,993	
5 その他 (注6)		32,771			37,970	
貸倒引当金		△ 5,076			△ 5,892	
流動資産合計		884,296	70.8		902,670	71.9
Ⅱ 固定資産						
1 有形固定資産 (注3)						
(1) 建物及び構築物 (注7)	94,390			91,216		
(2) 機械装置及び運搬具 (注7)	68,456			65,201		
(3) 土地 (注7)	53,017			54,115		
(4) 建設仮勘定	3,571			8,744		
(5) その他	22,455	241,892		22,237	241,516	
2 無形固定資産 (注9)		8,764			10,076	
3 投資その他の資産						
(1) 投資有価証券 (注4)	86,551			76,368		
(2) 長期貸付金	4,881			3,965		
(3) 繰延税金資産	4,924			4,916		
(4) その他 (注4)	20,334			20,710		
貸倒引当金	△ 4,173	112,518		△ 5,150	100,810	
固定資産合計		363,175	29.1		352,403	28.0
資産合計		1,247,471	100.0		1,255,074	100.0

(単位　百万円)

科目	前連結会計年度 (平成13年３月31日現在) 金額		構成比	当連結会計年度 (平成14年３月31日現在) 金額		構成比
			%			%
負債の部						
Ⅰ 流動負債						
1 支払手形及び買掛金 (注7,8)		326,257			325,663	
2 短期借入金 (注7)		204,889			223,112	
3 未払法人税等		3,393			3,347	
4 繰延税金負債		456			320	
5 賞与引当金		15,582			18,953	
6 保証工事引当金		1,550			2,479	
7 受注工事損失引当金		6,570			79	
8 その他						
(1) 前受金	104,194			111,423		
(2) コマーシャルペーパー	5,000			—		
(3) １年以内に償還予定の社債	18,573			20,000		
(4) その他 (注6,8)	49,251	177,019		47,176	178,599	
流動負債合計		735,719	58.9		752,556	59.9
Ⅱ 固定負債						
1 社債		182,324			160,366	
2 長期借入金 (注7)		88,280			87,803	
3 繰延税金負債		4,654			4,337	
4 退職給付引当金		56,330			66,770	
5 役員退職慰労引当金		1,388			1,042	
6 その他		10,025			9,284	
固定負債合計		343,003	27.4		329,604	26.2
負債合計		1,078,722	86.4		1,082,161	86.2
少数株主持分						
少数株主持分		4,668	0.3		5,183	0.4
資本の部						
Ⅰ 資本金		81,426	6.5		81,426	6.4
Ⅱ 資本準備金		24,682	1.9		24,682	1.9
Ⅲ 連結剰余金		58,452	4.6		64,109	5.1
Ⅳ その他有価証券評価差額金		13,090	1.0		5,925	0.4
Ⅴ 為替換算調整勘定		△ 13,570	△1.0		△ 8,406	△0.6
Ⅵ 自己株式		0	△0.0		△ 6	△0.0
資本合計		164,080	13.1		167,730	13.3
負債、少数株主持分及び資本合計		1,247,471	100.0		1,255,074	100.0

② 連結損益計算書

（単位　百万円）

科目	前連結会計年度（平成12年４月１日から平成13年３月31日まで）			当連結会計年度（平成13年４月１日から平成14年３月31日まで）		
	金額		百分比	金額		百分比
			%			%
Ⅰ 売上高		1,060,479	100.0		1,144,534	100.0
Ⅱ 売上原価		924,522	87.1		977,875	85.4
売上総利益		135,957	12.8		166,658	14.5
Ⅲ 販売費及び一般管理費						
1 給料手当	37,538			37,334		
2 賃借料	4,384			4,729		
3 旅費交通費	5,250			5,326		
4 通信費	1,154			1,205		
5 減価償却費	2,678			3,549		
6 広告宣伝費	10,251			12,433		
7 貸倒引当金繰入額	—			1,705		
8 研究開発費 (注1)	17,547			16,549		
9 その他	52,692	131,497	12.3	52,515	135,348	11.8
営業利益		4,460	0.4		31,310	2.7
Ⅳ 営業外収益						
1 受取利息	3,575			3,996		
2 受取配当金	904			801		
3 持分法による投資利益	—			378		
4 有価証券売却益	2,915			109		
5 為替差益	3,097			—		
6 その他	3,699	14,192	1.3	1,958	7,244	0.6
Ⅴ 営業外費用						
1 支払利息	12,778			12,146		
2 為替差損	—			4,371		
3 持分法による投資損失	1,585			—		
4 その他	7,800	22,165	2.0	7,828	24,346	2.1
経常利益又は経常損失(△)		△ 3,512	△0.3		14,208	1.2
Ⅵ 特別利益						
1 固定資産売却益 (注2)	—			6,542		
2 投資有価証券等売却益 (注3)	2,058	2,058	0.1	—	6,542	0.5
Ⅶ 特別損失						
1 投資有価証券評価損失 (注4)	—			3,903		
2 関係会社投融資等評価損失 (注5)	—			648		
3 退職給付会計基準変更時差異償却額 (注6)	1,577			205		
4 投融資等評価損失 (注7)	5,713			—		
5 受注工事損失引当金繰入額 (注8)	6,190			—		
6 事業構造改善費用 (注9)	3,470	16,952	1.5	—	4,757	0.4
税金等調整前当期純利益又は当期純損失(△)		△ 18,406	△1.7		15,993	1.3
法人税、住民税及び事業税	5,609			6,113		
法人税等調整額	△ 13,309	△ 7,699	△0.7	3,130	9,244	0.8
少数株主利益(△)又は少数株主損失		387	0.0		△ 467	△0.0
当期純利益又は当期純損失(△)		△ 10,319	△0.9		6,281	0.5

③　連結剰余金計算書

（単位　百万円）

科目	前連結会計年度（平成12年４月１日から平成13年３月31日まで）金額		当連結会計年度（平成13年４月１日から平成14年３月31日まで）金額	
Ⅰ　連結剰余金期首残高		68,846		58,452
Ⅱ　連結剰余金増加高				
1　持分比率変動等に伴う増加高	291	291	―	―
Ⅲ　連結剰余金減少高				
1　役員賞与	57		49	
（うち監査役賞与）	(2)		(2)	
2　持分比率変動等に伴う減少高	308	366	575	624
Ⅳ　当期純利益又は当期純損失(△)		△　10,319		6,281
Ⅴ　連結剰余金期末残高		58,452		64,109

④ 連結キャッシュ・フロー計算書

(単位　百万円)

科目	前連結会計年度 (平成12年4月1日から 平成13年3月31日まで) 金額	当連結会計年度 (平成13年4月1日から 平成14年3月31日まで) 金額
Ⅰ　営業活動によるキャッシュ・フロー		
1　税金等調整前当期純利益又は損失(△)	△ 18,406	15,993
2　減価償却費	33,302	31,997
3　退職給付引当金の増加額又は減少額(△)	△ 633	10,182
4　賞与引当金の増加額又は減少額(△)	△ 3,995	3,478
5　貸倒引当金の増加額又は減少額(△)	△ 1,380	1,793
6　受注工事損失引当金の増加額又は減少額(△)	6,190	△ 6,516
7　投資有価証券評価損失	―	3,903
8　関係会社投融資等評価損失	―	648
9　投融資等評価損失	5,713	―
10　株式売却損益	△ 4,974	△ 109
11　固定資産売却損益	―	△ 5,047
12　受取利息及び受取配当金	△ 4,480	△ 4,797
13　支払利息	12,778	12,146
14　売上債権の増加額(△)又は減少額	△ 11,849	38,986
15　たな卸資産の増加額(△)	△ 23,480	△ 18,809
16　その他流動資産の増加額(△)	△ 441	△ 3,972
17　仕入債務の増加額又は減少額(△)	9,091	△ 9,971
18　前受金の増加額	17,384	6,969
19　その他流動負債の増加額又は減少額(△)	1,977	△ 3,582
20　その他	519	△ 110
小　計	17,318	73,183
21　利息及び配当金の受取額	5,446	4,730
22　利息の支払額	△ 11,636	△ 11,400
23　法人税等の支払額	△ 1,892	△ 5,720
営業活動によるキャッシュ・フロー	9,235	60,793
Ⅱ　投資活動によるキャッシュ・フロー		
1　定期預金(預入期間3ヵ月超)の純減少額	―	268
2　有形固定資産取得による支出	△ 32,966	△ 31,405
3　有形固定資産売却による収入	―	10,676
4　無形固定資産取得による支出	―	△ 2,904
5　無形固定資産売却による収入	―	133
6　投資有価証券取得による支出	―	△ 6,594
7　投資有価証券売却による収入	10,672	204
8　短期貸付金の純減少額	1,414	368
9　長期貸付けによる支出	△ 1,692	△ 2,086
10　長期貸付金の回収による収入	3,241	3,156
11　新規連結子会社の株式の取得による支出	△ 2,375	―
12　その他	973	93
投資活動によるキャッシュ・フロー	△ 20,732	△ 28,089
Ⅲ　財務活動によるキャッシュ・フロー		
1　短期借入金の純増加額	1,497	837
2　長期借入れによる収入	20,839	12,938
3　長期借入金の返済による支出	△ 28,689	△ 11,771
4　社債の発行による収入	20,000	―
5　社債の償還又は償却による支出	△ 10,000	△ 20,531
6　配当金の支払額	△ 8	△ 5
7　少数株主への配当金の支払額	△ 56	△ 56
財務活動によるキャッシュ・フロー	3,582	△ 18,588
Ⅳ　現金及び現金同等物に係る換算差額	965	448
Ⅴ　現金及び現金同等物の増加額又は減少額(△)	△ 6,948	14,564
Ⅵ　現金及び現金同等物の期首残高	82,160	75,211
Ⅶ　現金及び現金同等物の期末残高	75,211	89,776

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)	当連結会計年度 (平成13年4月1日から 平成14年3月31日まで)
1 連結の範囲に関する事項 (1) 連結子会社の数は105社であり、その主要な会社名は「第1企業の概況」の「4 関係会社の状況」に記載している。 (注) 連結子会社の増加7社のうち、Kawasaki Motors Europe N.V.は、当連結会計年度中に設立したため、Kawasaki Motors N.V.は、株式追加取得により関連会社から子会社に異動したため、Kawasaki Motors France S.A.及びKawasaki Motors Italy S.P.A.は、当連結会計年度中に新たに株式を取得し子会社となったため、それぞれ当連結会計年度より連結の範囲に含めた。 連結子会社の減少14社のうち、カワサキマシンシステムズ西日本㈱他12社は、他の連結子会社に吸収合併され消滅したため、それぞれ当連結会計年度より連結の範囲から除外した。 (2) 主要な非連結子会社名 コーベフーズ㈱、大動プラントサービス㈱(ともに休眠中) (3) 非連結子会社はその総資産、売上高、損益及び剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。	1 連結の範囲に関する事項 (1) 連結子会社の数は105社であり、その主要な会社名は「第1企業の概況」の「4 関係会社の状況」に記載している。 (注) 当連結会計年度より、子会社2社を新たに連結の範囲に含めた。また、連結子会社の減少2社のうち、Kawasaki Motors N.V.は、当連結会計年度中にKawasaki Motors Europe N.V.に吸収合併され消滅したため、連結の範囲から除外した。 (2) 主要な非連結子会社名 大動プラントサービス㈱(休眠中) (3) 非連結子会社はその総資産、売上高、損益及び剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。
2 持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は18社であり、それぞれ次のとおりである。 非連結子会社… 一社 関連会社……… 18社 日本飛行機㈱、川崎設備工業㈱ほか (注) 従来、持分法適用会社であったキャダムシステム㈱は、株式売却により関連会社に該当しなくなったため、また、Kawasaki Motors N.V.は、当連結会計年度より連結の範囲に含めたことにより、当連結会計年度より持分法の適用範囲から除外した。 (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 コーベフーズ㈱、大動プラントサービス㈱(ともに休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。	2 持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は17社であり、それぞれ次のとおりである。 非連結子会社… 一社 関連会社……… 17社 日本飛行機㈱、川崎設備工業㈱ほか (注) 従来、持分法適用会社であった海南新大洲川崎発動機有限公司は、出資売却により関連会社に該当しなくなったため、当連結会計年度より持分法の適用範囲から除外した。 (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱(休眠中) 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。

前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)	当連結会計年度 (平成13年4月1日から 平成14年3月31日まで)
3　連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、 Kawasaki Motors Corp., U.S.A.、 Kawasaki Motors (U.K.) Ltd.、 Kawasaki Motoren G.m.b.H.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car, Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Motors N.V.、 Kawasaki Motors France S.A.、 Kawasaki Motors Italy S.P.A.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp.of America、 Kawasaki Precision Machinery (U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea,Ltd.、 KHI Design & Technical Service Inc.、 Kawasaki do Brasil Industria e Comercio Ltda.、 川崎重工大連科技開発有限公司、 及び武漢川崎船用機械有限公司 の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年2月末日であり、連結決算日(毎年3月31日)と異なっているが、その差異が3ヶ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	3　連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、 Kawasaki Motors Corp., U.S.A.、 Kawasaki Motors (U.K.) Ltd.、 Kawasaki Motoren G.m.b.H.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car, Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Motors France S.A.、 Kawasaki Motors Italy S.P.A.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp.of America、 Kawasaki Precision Machinery (U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea,Ltd.、 KHI Design & Technical Service Inc.、 Kawasaki do Brasil Industria e Comercio Ltda.、 川崎重工大連科技開発有限公司、 及び武漢川崎船用機械有限公司 の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年2月末日であり、連結決算日(毎年3月31日)と異なっているが、その差異が3ヶ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。
4　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。	4　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 同　　左

前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)	当連結会計年度 (平成13年4月1日から 平成14年3月31日まで)
②たな卸資産 主として個別法、移動平均法及び先入先出法による原価法により評価している。	②たな卸資産 同　左
③デリバティブ取引により生ずる正味の債権債務 時価法により評価している。	③デリバティブ取引により生ずる正味の債権債務 同　左
(2) 減価償却資産の償却方法 ①有形固定資産 主として定率法により償却している。ただし、平成10年4月1日以降取得した建物(建物附属設備を除く)については、定額法により償却している。	(2) 減価償却資産の償却方法 ①有形固定資産 同　左
②無形固定資産 定額法により償却している。	②無形固定資産 同　左
(3) 引当金の計上基準 ①貸倒引当金 債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	(3) 引当金の計上基準 ①貸倒引当金 同　左
②賞与引当金 従業員の期末手当に充てるため、支給見込額に基づき計上している。	②賞与引当金 同　左
③保証工事引当金 船舶、コンシューマープロダクツ製品等の保証工事費用の支出に備え、過去の実績を基礎にして将来の保証見込額に基づき計上している。	③保証工事引当金 船舶、汎用機製品等の保証工事費用の支出に備え、過去の実績を基礎にして将来の保証見込額に基づき計上している。
④受注工事損失引当金 年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を計上している。 (会計方針の変更) 当社において、年度末の未引渡工事のうち、将来、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を受注工事損失引当金として計上することに変更した。 この変更は、当社において、平成12年11月に中期経営計画を策定したことを契機とし、年度末の受注状況を見直した結果、工事環境の変化に伴い、工事損失の発生要因が増加する傾向にあると判断されたため、財務内容の健全化と期間損益のより一層の適正化を図るために行なったものである。 なお、この変更により、従来の方法によった場合に比べ税金等調整前当期純損失は6,190百万円増加している。当中間連結会計期間については、従来の方法によっているが、変更後の方法によった場合、税金等調整前中間純損失は4,182百万円増加することとなる。	④受注工事損失引当金 年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を計上している。

<table>
<tr><th>前連結会計年度
(平成12年4月1日から
平成13年3月31日まで)</th><th>当連結会計年度
(平成13年4月1日から
平成14年3月31日まで)</th></tr>
<tr><td>⑤退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上している。
なお、会計基準変更時差異(130,927百万円)については、一部子会社を除き10年による按分額を費用処理している。</td><td>⑤退職給付引当金
同　左</td></tr>
<tr><td>⑥役員退職慰労引当金
役員の退職慰労金支給に備え、主として社内規定に基づく期末要支給額の50%を計上している。</td><td>⑥役員退職慰労引当金
役員の退職慰労金支給に備え、主として社内規定に基づく50%相当額を計上している。</td></tr>
<tr><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会　平成11年10月22日))によっている。</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同　左</td></tr>
<tr><td>(5) 重要なリース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>(5) 重要なリース取引の処理方法
同　左</td></tr>
<tr><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
繰延ヘッジ処理を採用している。
②ヘッジ手段とヘッジ対象
<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨スワップ</td><td>外貨建金銭債権・
債務等
(予定取引を含む)</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table>③ヘッジ方針
社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
④ヘッジ有効性評価の方法
金融商品会計に関する実務指針に基づき評価している。</td><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
同　左
②ヘッジ手段とヘッジ対象
同　左
③ヘッジ方針
同　左
④ヘッジ有効性評価の方法
同　左</td></tr>
<tr><td>(7) 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっている。</td><td>(7) 消費税等の会計処理
同　左</td></tr>
<tr><td>5　連結子会社の資産及び負債の評価に関する事項
連結子会社の資産及び負債の評価については、全面時価評価法を採用している。</td><td>5　連結子会社の資産及び負債の評価に関する事項
同　左</td></tr>
<tr><td>6　連結調整勘定の償却に関する事項
連結調整勘定の償却については、発生日以後5年間の均等償却を行っている。但し、金額的重要性に乏しいものについては、連結剰余金増加高または減少高として処理している。</td><td>6　連結調整勘定の償却に関する事項
同　左</td></tr>
</table>

前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)	当連結会計年度 (平成13年4月1日から 平成14年3月31日まで)
7 利益処分項目等の取扱いに関する事項 利益処分は、連結会計年度において確定した利益処分を基礎として連結する方法(確定方式)により処理している。	7 利益処分項目等の取扱いに関する事項 同 左
8 連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金(現金及び現金同等物)は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヵ月以内に償還期限の到来する短期投資からなる。	8 連結キャッシュ・フロー計算書における資金の範囲 同 左

表示方法の変更

前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)	当連結会計年度 (平成13年4月1日から 平成14年3月31日まで)
1 (連結貸借対照表) 前連結会計年度において区分掲記していた「有価証券」は、資産の総額の百分の一以下となったため、流動資産の「その他」に含めて表示している。 なお、流動資産の「その他」に含まれる「有価証券」は37百万円である。	―――――
2 (連結損益計算書) 営業外収益の「有価証券売却益」は、営業外収益の総額の百分の十を超えることとなったため、区分掲記した。 なお、前連結会計年度の「有価証券売却益」は266百万円で営業外収益の「その他」に含めて表示している。	―――――
―――――	3 (連結キャッシュ・フロー計算書) 営業活動によるキャッシュ・フローの「固定資産売却損益」ならびに投資活動によるキャッシュ・フローの「定期預金(預入期間3ヶ月超)の純減少額」「有形固定資産売却による収入」「無形固定資産取得による支出」「無形固定資産売却による収入」「投資有価証券取得による支出」は、明瞭性の観点から区分掲記した。 なお、前連結会計年度の「固定資産売却損益」は2,824百万円で、営業活動によるキャッシュ・フローの「その他」に、「定期預金(預入期間3ヶ月超)の純減少額」「有形固定資産売却による収入」「無形固定資産取得による支出」「無形固定資産売却による収入」「投資有価証券取得による支出」はそれぞれ1,785百万円、599百万円、△1,321百万円、50百万円、△1,283百万円で、投資活動によるキャッシュ・フローの「その他」に含めて表示している。

追 加 情 報

前連結会計年度 (平成12年４月１日から 平成13年３月31日まで)	当連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
1　(退職給付会計) 　当連結会計年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会　平成10年６月16日))を適用している。 　この結果、従来の方法によった場合に比べ、退職給付費用は2,935百万円、経常損失は1,215百万円、税金等調整前当期純損失は2,793百万円それぞれ増加している。 　この適用に伴い、連結貸借対照表においては、表示科目を「退職給与引当金」から「退職給付引当金」に変更するとともに、従来「退職給与引当金」に含めて表示していた役員退職慰労引当金については区分掲記することとした。なお、前連結会計年度末の「退職給与引当金」に含めて表示していた役員退職慰労引当金相当額は1,663百万円である。 　また、セグメント情報に与える影響は、「１事業の種類別セグメント情報（注）５」及び「２所在地別セグメント情報（注）４」に記載している。 2　(金融商品会計) 　当連結会計年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会　平成11年１月22日))を適用し、有価証券の評価基準及び評価方法、貸倒引当金の計上基準、ヘッジ会計の方法等について変更している。 　この結果、従来の方法によった場合に比べ、経常損失は114百万円、税金等調整前当期純損失は5,828百万円それぞれ増加している。 　また、有価証券については、期首時点でその保有目的を検討し、満期保有目的の債券のうち１年内に満期の到来するものは流動資産の「有価証券」として、それ以外は「投資有価証券」として、それぞれ表示している。 　その結果、期首時点での流動資産の「有価証券」は45,875百万円減少し、「投資有価証券」は45,875百万円増加している。 3　(外貨建取引等会計) 　当連結会計年度から改訂後の外貨建取引等会計基準(「外貨建取引等会計基準の改訂に関する意見書」(企業会計審議会　平成11年10月22日))を適用している。 　なお、この変更による損益への影響は軽微である。 　また、前連結会計年度において「資産の部」に計上していた為替換算調整勘定は、連結財務諸表規則の改正(平成12年３月13日省令改正)により、「資本の部」並びに「少数株主持分」に含めて計上している。	――――――

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成13年３月31日現在）	当連結会計年度 （平成14年３月31日現在）
1　受取手形割引高は、916百万円である。	1　受取手形割引高は、873百万円である。
2　受取手形裏書譲渡高は、33百万円である。	2　受取手形裏書譲渡高は、30百万円である。
3　有形固定資産に対する減価償却累計額は、515,925百万円である。	3　有形固定資産に対する減価償却累計額は、532,636百万円である。
4　非連結子会社及び関連会社に係る注記 株式　10,795百万円 出資金　4,602	4　非連結子会社及び関連会社に係る注記 株式　11,055百万円 出資金　4,853
5　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　18,306百万円 民間航空機㈱　4,040 ㈶日本航空機エンジン協会　2,884 P.T. Indocement Tunggal Prakarsa　1,599 上海中遠川崎重工鋼結構有限公司　1,370 その他　3,471 計　31,673 (2) 従業員住宅資金の銀行借入金　7,180百万円 (3) 合　計　38,854百万円	5　保証債務 (1) 銀行借入金等 南通中遠川崎船舶工程有限公司　18,251百万円 ㈶日本航空機エンジン協会　3,478 民間航空機㈱　3,276 上海中遠川崎重工鋼結構有限公司　2,021 P.T. Indocement Tunggal Prakarsa　1,599 その他　4,100 計　32,727 (2) 従業員住宅資金の銀行借入金　6,077百万円 (3) 合　計　38,805百万円
6　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	6　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。
7　担保資産及び担保付債務 (1) 担保資産 受取手形及び売掛金　555百万円 たな卸資産　12,301 建物及び構築物　6,550 機械装置及び運搬具　400 土地　5,844 その他　154 計　25,807 上記のうち、工場財団抵当に供している資産 建物及び構築物　214百万円 機械装置及び運搬具　400 土地　111 計　726 (2) 担保付債務 支払手形及び買掛金　53百万円 借入金　23,780 計　23,833 上記のうち、工場財団抵当に対応する債務 借入金　1,049百万円	7　担保資産及び担保付債務 (1) 担保資産 受取手形及び売掛金　481百万円 たな卸資産　11,651 建物及び構築物　6,484 機械装置及び運搬具　356 土地　5,830 その他　287 計　25,091 上記のうち、工場財団抵当に供している資産 建物及び構築物　199百万円 機械装置及び運搬具　356 土地　111 計　668 (2) 担保付債務 支払手形及び買掛金　98百万円 借入金　26,527 計　26,626 上記のうち、工場財団抵当に対応する債務 借入金　997百万円

前連結会計年度 (平成13年３月31日現在)	当連結会計年度 (平成14年３月31日現在)
8　期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当連結会計年度末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　2,269百万円 支払手形　5,334 その他(設備支払手形)　204	8　期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当連結会計年度末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　2,897百万円 支払手形　8,116 その他(設備支払手形)　194
9　無形固定資産に含まれている連結調整勘定の残高は432百万円である。	9　無形固定資産に含まれている連結調整勘定の残高は352百万円である。

(連結損益計算書関係)

前連結会計年度 (平成12年４月１日から 平成13年３月31日まで)	当連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
1　一般管理費及び当期製造費用に含まれる研究開発費は17,547百万円である。 (追加情報) 従来より販売費及び一般管理費において記載している「技術研究費」については、当連結会計年度より「研究開発費」と名称を変更し記載している。	1　一般管理費及び当期製造費用に含まれる研究開発費は16,549百万円である。
――――――	2　固定資産売却益は、旧東京設計事務所の土地売却等によるものである。
3　投資有価証券等売却益は、関係会社であるキャダムシステム㈱ならびに川重防災工業㈱の株式売却益646百万円他である。	――――――
――――――	4　投資有価証券評価損失は、上場有価証券の評価減によるものである。
――――――	5　関係会社投融資等評価損失は、上海中遠川崎重工鋼結構有限公司に対する出資金の評価減等である。
6　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を一括または５年均等費用処理したものである。	6　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。
7　投融資等評価損失は、保有株式等に対する評価減2,731百万円(株式及び出資金1,689百万円、ゴルフ会員権1,041百万円)ならびに貸倒懸念債権に対する貸倒引当金計上に伴う損失2,982百万円である。	――――――
8　受注工事損失引当金繰入額は、連結財務諸表作成のための基本となる重要な事項(引当金の計上基準)に記載した受注工事損失引当金の繰入額である。	――――――
9　事業構造改善費用は、当社における鉄構事業の生産拠点集約に伴う費用1,631百万円ならびにセカンドライフ準備制度(早期転職支援制度)実施に伴う加算退職金等1,838百万円である。	――――――

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （平成12年４月１日から 平成13年３月31日まで）	当連結会計年度 （平成13年４月１日から 平成14年３月31日まで）
現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　77,048百万円 預入期間が３ヶ月を超える定期預金　△1,836 現金及び現金同等物　75,211	現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　91,344百万円 預入期間が３ヶ月を超える定期預金　△1,567 現金及び現金同等物　89,776

（リース取引関係）

前連結会計年度（平成12年４月１日から平成13年３月31日まで）

１　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	6,599	2,781	3,818
その他	8,724	4,552	4,171
無形固定資産	724	339	385
合　計	16,048	7,672	8,375

②　未経過リース料期末残高相当額

１年内	2,825百万円
１年超	5,722
合　計	8,547

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,503百万円
減価償却費相当額	3,243
支払利息相当額	232

④　減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤　利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティング・リース取引

未経過リース料

１年内	47百万円
１年超	131
合　計	179

当連結会計年度（平成13年４月１日から平成14年３月31日まで）

１　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	6,514	3,041	3,473
その他	8,717	4,584	4,132
無形固定資産	939	430	508
合　計	16,170	8,056	8,114

②　未経過リース料期末残高相当額

１年内	2,911百万円
１年超	5,405
合　計	8,316

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,658百万円
減価償却費相当額	3,418
支払利息相当額	223

④　減価償却費相当額の算定方法

同　　左

⑤　利息相当額の算定方法

同　　左

(2) オペレーティング・リース取引

未経過リース料

１年内	50百万円
１年超	142
合　計	192

前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)	当連結会計年度 (平成13年4月1日から 平成14年3月31日まで)
2 貸主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額、減価償却累計額及び期末残高	2 貸主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ① リース物件の取得価額、減価償却累計額及び期末残高

前連結会計年度

	取得価額	減価償却累計額	期末残高
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	1,056	570	486
その他	278	135	142
合 計	1,335	706	628

当連結会計年度

	取得価額	減価償却累計額	期末残高
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	1,030	588	442
その他	403	186	217
合 計	1,434	775	659

	前連結会計年度	当連結会計年度
② 未経過リース料期末残高相当額		
1年内	201百万円	196百万円
1年超	471	496
合 計	672	692
③ 受取リース料、減価償却費及び受取利息相当額		
受取リース料	223百万円	250百万円
減価償却費	181	207
受取利息相当額	37	35
④ 利息相当額の算定方法	リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。	同 左
(2) オペレーティング・リース取引	該当取引なし。	同 左

（有価証券関係）

前連結会計年度（平成12年４月１日から平成13年３月31日まで）

有　価　証　券

1　売買目的有価証券

該当事項なし。

2　満期保有目的の債券で時価のあるもの

該当事項なし。

3　その他有価証券で時価のあるもの

（単位　百万円）

区分	取得原価	連結決算日における連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの			
(1) 株式	35,612	63,086	27,473
(2) その他	94	95	—
小計	35,707	63,181	27,474
連結貸借対照表計上額が取得原価を超えないもの			
株式	10,416	5,941	△　4,474
小計	10,416	5,941	△　4,474
合計	46,124	69,123	22,999

4　当連結会計年度中に売却したその他有価証券

（単位　百万円）

種類	売却額	売却益の合計額	売却損の合計額
(1) 株式	4,635	4,344	△　88
(2) 債券	310	70	—
合計	4,945	4,415	△　88

（注）　株式売却益のうち、1,412百万円は特別利益「投資有価証券等売却益」に含めている。

5　時価のない有価証券

(1) 満期保有目的の債券

（単位　百万円）

内容	連結貸借対照表計上額
非上場内国債券	20
合計	20

(2) その他有価証券

（単位　百万円）

内　容	連結貸借対照表計上額
① 非上場株式(店頭売買株式を除く)	6,164
② 事業団等に対する出資証券	447
合　計	6,611

(3) 子会社株式及び関連会社株式

（単位　百万円）

内　容	連結貸借対照表計上額
① 子　会　社　株　式	19
② 関　連　会　社　株　式	3,167
合　計	3,186

6　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

（単位　百万円）

内　容	1　年　内	1年超5年以内	5年超10年以内	10　年　超
非上場内国債券	—	10	10	—
合　計	—	10	10	—

当連結会計年度（平成13年4月1日から平成14年3月31日まで）

有　価　証　券

1　売買目的有価証券

該当事項なし。

2　満期保有目的の債券で時価のあるもの

該当事項なし。

3　その他有価証券で時価のあるもの

（単位　百万円）

区　分	取　得　原　価	連結決算日における連結貸借対照表計上額	差　額
連結貸借対照表計上額が取得原価を超えるもの			
株　式	21,402	37,411	16,009
小　計	21,402	37,411	16,009
連結貸借対照表計上額が取得原価を超えないもの			
(1) 株　式	21,706	16,262	△ 5,443
(2) そ　の　他	94	80	△ 14
小　計	21,800	16,343	△ 5,457
合　計	43,203	53,755	10,551

4　当連結会計年度中に売却したその他有価証券

（単位　百万円）

種類	売却額	売却益の合計額	売却損の合計額
株式	349	140	△　31
合計	349	140	△　31

5　時価のない有価証券

(1) 満期保有目的の債券

（単位　百万円）

内容	連結貸借対照表計上額
非上場内国債券	25
合計	25

(2) その他有価証券

（単位　百万円）

内容	連結貸借対照表計上額
① 非上場株式(店頭売買株式を除く)	6,181
② 優先出資証券	5,000
③ 事業団等に対する出資証券	351
合計	11,533

(3) 子会社株式及び関連会社株式

（単位　百万円）

内容	連結貸借対照表計上額
① 子会社株式	9
② 関連会社株式	3,439
合計	3,449

6　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

（単位　百万円）

内容	1年内	1年超5年以内	5年超10年以内	10年超
非上場内国債券	―	25	―	―
合計	―	25	―	―

（デリバティブ取引関係）

1　取引の状況に関する事項

前連結会計年度 （平成12年４月１日から 平成13年３月31日まで）	当連結会計年度 （平成13年４月１日から 平成14年３月31日まで）
(1) 取引の内容及び取組方針 ①通貨関連 当グループは、外貨建資産・負債に係る将来の為替変動によるリスクを軽減するため、為替予約取引、通貨オプション取引を利用している。 なお、当グループは外貨建輸出が外貨建輸入を大きく上回る構造となっているため、主として外貨建資産に対するヘッジとして利用している。 ②金利関連 当グループは、金融負債に係る将来の金利変動による収益及びキャッシュフローへの影響を軽減するため、金利スワップ取引、金利オプション取引を利用している。具体的には、変動金利支払借入金に対し、将来の金利上昇による支払金利の増加を緩和するため変動金利支払額を固定化する金利スワップ、変動金利支払額に上限を設けた金利キャップ及び変動金利支払額を一定の範囲内に収める金利カラーを主に実施している。	(1) 取引の内容及び取組方針 ①通貨関連 同　　　左 ②金利関連 同　　　左
(2) 取引の利用目的 上記のデリバティブ取引は、事業活動に伴い発生する為替や金利の変動リスクを回避することを目的としたもので、投機やトレーディングを目的としたものではない。なお、当グループでは金融商品会計基準に基づきヘッジ会計の要件を満たすデリバティブ取引については、ヘッジ会計を適用している。 ・ヘッジ会計の方法：繰延ヘッジによっている。 ・ヘッジ手段とヘッジ対象 ［ヘッジ手段］　［ヘッジ対象］ 為替予約、通貨スワップ　外貨建金銭債権・債務等（予定取引を含む） 金利スワップ、金利オプション　借入金 ・ヘッジ方針 社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。 ・ヘッジ有効性評価の方法 金融商品会計に関する実務指針に基づき評価している。	(2) 取引の利用目的 同　　　左
(3) 取引に係るリスクの内容（信用リスク） 当グループは、取引の相手方を信用度の高い国際的に優良な金融機関に分散させているため、相手方の契約不履行によるリスクはほとんどないと判断している。また、当グループでは、実需原則に基づいてデリバティブ取引を導入しているので、デリバティブ取引の時価変動はヘッジ対象取引の時価変動と相殺され、投機やディーリング取引で認識するような為替変動ならびに金利変動によるリスクはほとんどない。	(3) 取引に係るリスクの内容（信用リスク） 同　　　左
(4) 取引に係るリスク管理体制 当グループは、デリバティブ取引に関して、取引目的、取引権限、取引商品、取引相手、取引限度額、取引状況報告体制等を定めた社内管理規定を各社に設け、この規定に基づいて取引の実行及びリスク管理を財務・経理部門が行っている。	(4) 取引に係るリスク管理体制 同　　　左

2　取引の時価等に関する事項

デリバティブ取引の契約額等、時価及び評価損益

(1) 通貨関連

(単位　百万円)

区分	種類	前連結会計年度 (平成13年3月31日現在)				当連結会計年度 (平成14年3月31日現在)			
		契約額等	うち1年超	時価	評価損益	契約額等	うち1年超	時価	評価損益
市場取引以外の取引	為替予約取引								
	売建	84,976	—	90,558	△ 5,581	65,290	—	69,022	△ 3,731
	買建	7,364	—	7,786	422	7,981	—	8,077	95
合計		—	—	—	△ 5,158	—	—	—	△ 3,635

(注) 1　時価の算定方法
為替予約取引・・・先物相場を使用している。
2　デリバティブ取引の評価については、期末日現在の時価により評価している。
なお、外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。
3　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。
4　当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

(2) 金利関連

(単位　百万円)

区分	種類	前連結会計年度 (平成13年3月31日現在)				当連結会計年度 (平成14年3月31日現在)			
		契約額等	うち1年超	時価	評価損益	契約額等	うち1年超	時価	評価損益
市場取引以外の取引	オプション取引								
	カラー	10,000	—			10,000	—		
	(支払カラー料)	(1)	—	△ 116	△ 114	(1)	—	△ 65	△ 65
合計		—	—	—	△ 114	—	—	—	△ 65

(注) 1　時価の算定方法
オプション取引・・・主たる金融機関から提示された価格によっている。
2　デリバティブ取引の評価については、期末日現在の時価により評価をしている。また、ヘッジ会計を適用したデリバティブ取引については開示の対象から除いている。
3　当グループでは、実需原則に基づき、金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

（退職給付関係）

前連結会計年度 (平成12年４月１日から 平成13年３月31日まで)	当連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
1　採用している退職給付制度の概要 当社及び国内連結子会社は、退職一時金制度を設けている。なお、一部の海外連結子会社は、退職年金制度を設けている。	1　採用している退職給付制度の概要 同　　左
2　退職給付債務に関する事項 (1) 退職給付債務　△180,860百万円 (2) 年金資産　4,181 (3) 未積立退職給付債務((1)＋(2))　△176,678 (4) 未認識過去勤務債務　― (5) 未認識数理計算上の差異　4,090 (6) 会計基準変更時差異の未処理額　116,496 (7) 連結貸借対照表計上額純額((3)＋(4)＋(5)＋(6))　△ 56,091 (8) 前払年金費用　239 (9) 退職給付引当金（(7)－(8)）　△ 56,330 (注) 一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。	2　退職給付債務に関する事項 (1) 退職給付債務　△192,450百万円 (2) 年金資産（注2）　5,095 (3) 未積立退職給付債務((1)＋(2))　△187,355 (4) 未認識過去勤務債務（注3）　△ 2,518 (5) 未認識数理計算上の差異　20,058 (6) 会計基準変更時差異の未処理額　103,438 (7) 連結貸借対照表計上額純額((3)＋(4)＋(5)＋(6))　△ 66,376 (8) 前払年金費用（注2）　393 (9) 退職給付引当金（(7)－(8)）　△ 66,770 (注1) 一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。 (注2) 海外連結子会社の退職年金制度に係るものである。 (注3) 当社において、退職一時金制度を変更したことにより過去勤務債務(債務の減額)が発生している。
3　退職給付費用に関する事項 (1) 勤務費用　8,700百万円 (2) 利息費用　6,531 (3) 期待運用収益　△ 304 (4) 過去勤務債務の費用処理額　― (5) 数理計算上の差異の費用処理額　― (6) 会計基準変更時差異の費用処理額　14,430 (7) 臨時に支払った割増退職金(注2)　1,687 (8) 退職給付費用((1)＋(2)＋(3)＋(4)＋(5)＋(6)＋(7))　31,045 (注1) 簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。 (注2) 当社におけるセカンドライフ準備制度(早期転職支援制度)実施に伴う加算退職金であり、特別損失「事業構造改善費用」として計上している。	3　退職給付費用に関する事項 (1) 勤務費用　9,443百万円 (2) 利息費用　6,166 (3) 期待運用収益（注2）　△ 378 (4) 過去勤務債務の費用処理額　― (5) 数理計算上の差異の費用処理額　407 (6) 会計基準変更時差異の費用処理額　13,059 (7) 退職給付費用((1)＋(2)＋(3)＋(4)＋(5)＋(6))　28,697 (注1) 簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。 (注2) 海外連結子会社の退職年金制度に係るものである。
4　退職給付債務等の計算の基礎に関する事項 (1) 退職給付見込額の期間配分方法　期間定額基準 (2) 割引率　主として3.5％ (3) 期待運用収益率　8.5％ (4) 数理計算上の差異の処理年数　10年～15年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている) (5) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または５年の期間によっている。	4　退職給付債務等の計算の基礎に関する事項 (1) 退職給付見込額の期間配分方法　期間定額基準 (2) 割引率　主として3.0％ (3) 期待運用収益率(注)　8.5％ (4) 過去勤務債務の額の処理年数　10年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による) (5) 数理計算上の差異の処理年数　10年～15年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている) (6) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または５年の期間によっている。 (注) 海外連結子会社の退職年金制度に係るものである。

（税効果会計関係）

前連結会計年度 （平成13年３月31日現在）	当連結会計年度 （平成14年３月31日現在）
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 （繰延税金資産） 賞与引当金損金算入限度超過額　2,573百万円 退職給付引当金損金算入限度超過額　10,288 受注工事損失引当金否認額　2,759 貸倒引当金損金算入限度超過額　2,786 固定資産に含まれる未実現利益消去額　1,128 減価償却限度超過額　1,014 繰越欠損金　11,149 投資有価証券等評価損否認額　904 その他　7,620 繰延税金資産　小計　40,223 評価性引当額　△　8,083 繰延税金資産　合計　32,139 （繰延税金負債） 固定資産圧縮積立金　3,984 その他有価証券評価差額金　9,636 その他　3,783 繰延税金負債　合計　17,404 繰延税金資産の純額　14,735	1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 （繰延税金資産） 賞与引当金損金算入限度超過額　5,748百万円 退職給付引当金損金算入限度超過額　6,202 貸倒引当金損金算入限度超過額　3,440 固定資産に含まれる未実現利益消去額　1,013 減価償却限度超過額　1,099 繰越欠損金　13,013 投資有価証券等評価損否認額　2,144 繰越外国税額控除　1,296 その他　8,036 繰延税金資産　小計　41,995 評価性引当額　△　9,081 繰延税金資産　合計　32,913 （繰延税金負債） 固定資産圧縮積立金等　4,160 工事進行基準に係る損益申告調整額　2,650 その他有価証券評価差額金　4,425 その他　4,424 繰延税金負債　合計　15,661 繰延税金資産の純額　17,251
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 当期純損失が計上されているため記載していない。	2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 法定実効税率　41.9 ％ （調整） 交際費等永久に損金に算入されない項目　7.0 連結子会社からの受取配当金消去　5.3 課税所得を超過する未実現利益消去　4.6 受取配当金等永久に益金に算入されない項目　△　5.0 その他　3.9 税効果会計適用後の法人税等の負担率　57.8

（セグメント情報）

1　事業の種類別セグメント情報

前連結会計年度（平成12年４月１日から平成13年３月31日まで）

（単位　百万円）

	船舶・車両事業	航空宇宙事業	一般機械事業	コンシューマープロダクツ事業	その他事業	計	消去又は全社	連結
Ⅰ　売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	159,701	207,933	327,649	275,903	89,291	1,060,479	—	1,060,479
(2) セグメント間の内部売上高又は振替高	1,610	8,351	41,611	3,373	34,709	89,656	△ 89,656	—
計	161,312	216,284	369,260	279,276	124,000	1,150,135	△ 89,656	1,060,479
営業費用	163,425	206,342	380,273	272,798	122,906	1,145,747	△ 89,728	1,056,019
営業利益又は損失（△）	△ 2,112	9,941	△ 11,012	6,478	1,093	4,387	72	4,460
Ⅱ　資産、減価償却費及び資本的支出								
資産	185,427	226,173	403,929	260,142	174,097	1,249,770	△ 2,299	1,247,471
減価償却費	3,466	5,181	8,548	11,304	2,481	30,983	2,319	33,302
資本的支出	2,525	5,861	5,118	14,109	1,620	29,235	3,451	32,686

（注）1　事業区分は、当社が採用している管理上の区分をもとに、一般的な業種分類を勘案して分類した。

2　各事業区分の主要製品

事業区分	主要製品
船舶・車両事業	船舶、鉄道車両
航空宇宙事業	航空機、ジェットエンジン、汎用ガスタービン
一般機械事業	ボイラ、環境装置、原動機、油圧機器、破砕機、土木建設機械、産業機械、鋼構造物、除雪機械、防災機器、医療機器
コンシューマープロダクツ事業	二輪車、パーソナルウオータークラフト、四輪バギー車（ATV）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	商業、販売・受注の仲介・斡旋、福利施設の管理等

3　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）及び全社共通固定資産80,927百万円である。

4　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

5　「追加情報」に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用している。
この変更により、従来の方法によった場合に比べ、「船舶・車両事業」について営業損失は170百万円増加し、「航空宇宙事業」について営業利益は244百万円減少し、「一般機械事業」について営業損失は406百万円増加し、「コンシューマープロダクツ事業」「その他事業」について営業利益はそれぞれ179百万円、215百万円減少している。

当連結会計年度（平成13年４月１日から平成14年３月31日まで）

（単位　百万円）

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	ﾌﾟﾗﾝﾄ・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
Ⅰ　売上高及び営業損益										
売上高										
(1) 外部顧客に対する売上高	92,478	121,780	161,072	171,585	220,604	281,207	95,805	1,144,534	—	1,144,534
(2) セグメント間の内部売上高又は振替高	1,289	3,755	2,020	28,072	14,768	3,589	39,962	93,459	△93,459	—
計	93,767	125,536	163,092	199,658	235,372	284,796	135,768	1,237,993	△93,459	1,144,534
営業費用	88,212	125,071	149,228	194,218	236,009	279,614	134,080	1,206,436	△93,212	1,113,223
営業利益又は損失(△)	5,555	464	13,864	5,439	△　636	5,182	1,687	31,556	△　246	31,310
Ⅱ　資産、減価償却費及び資本的支出										
資産	88,687	141,332	150,933	170,754	237,688	267,796	120,146	1,177,339	77,734	1,255,074
減価償却費	1,941	2,897	3,425	4,254	2,664	11,553	2,873	29,610	2,387	31,997
資本的支出	1,462	6,925	2,570	4,598	814	12,873	2,592	31,838	1,294	33,132

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類した。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建築機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウオータークラフト、四輪バギー車（ATV）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

３　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）155,580百万円である。

４　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

（事業区分の変更）

事業区分については、従来当社が採用している管理上の区分をもとに、一般的な業種分類を勘案して分類していたが、カンパニー制を導入したことを契機に、開示セグメント区分を内部管理上の区分と一致させ、事業の実態を反映した、より適正なセグメント情報とするため、当社の各カンパニー及びその主管子会社の事業グループ単位に設定することとした。

また、資産のうち、当社の繰延税金資産及び長期投資資金（投資有価証券）については、従来各セグメントに含めて表示していたが、その資産の特性を勘案し、当連結会計年度より「消去又は全社」に含めることとした。

前連結会計年度のセグメント情報を変更後の区分に組み替えると次のようになる。

前連結会計年度（平成12年４月１日から平成13年３月31日まで）

（単位　百万円）

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	ﾌﾟﾗﾝﾄ・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
Ⅰ　売上高及び営業損益										
売上高										
(1) 外部顧客に対する売上高	78,734	129,590	136,342	152,307	181,174	275,903	106,427	1,060,479	—	1,060,479
(2) セグメント間の内部売上高又は振替高	1,103	1,975	2,602	26,710	26,910	3,373	35,046	97,723	△97,723	—
計	79,838	131,566	138,944	179,017	208,084	279,276	141,474	1,158,202	△97,723	1,060,479
営業費用	81,569	131,303	130,831	174,733	222,730	272,798	140,038	1,154,005	△97,986	1,056,019
営業利益又は損失(△)	△ 1,730	262	8,112	4,284	△14,645	6,478	1,435	4,197	263	4,460
Ⅱ　資産、減価償却費及び資本的支出										
資産	98,536	143,053	145,768	170,220	238,274	259,885	122,807	1,178,546	68,925	1,247,471
減価償却費	2,078	3,200	3,626	4,478	3,631	11,304	2,854	31,173	2,129	33,302
資本的支出	1,210	3,136	3,015	4,527	1,429	14,109	1,805	29,235	3,451	32,686

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類した。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建築機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウオータークラフト、四輪バギー車（ATV）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

３　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）146,957百万円である。

４　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

2　所在地別セグメント情報

前連結会計年度（平成12年４月１日から平成13年３月31日まで）

（単位　百万円）

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
Ⅰ　売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	824,213	176,071	38,573	17,790	3,831	1,060,479	―	1,060,479
(2) セグメント間の内部売上高又は振替高	171,515	9,075	3,232	5,323	164	189,311	△189,311	―
計	995,728	185,146	41,805	23,113	3,995	1,249,790	△189,311	1,060,479
営業費用	992,562	181,892	42,722	23,076	3,906	1,244,160	△188,141	1,056,019
営業利益又は損失（△）	3,166	3,254	△ 916	37	88	5,630	△ 1,169	4,460
Ⅱ　資産	1,097,447	137,890	36,016	19,567	1,809	1,292,731	△ 45,259	1,247,471

（注）1　国又は地域の区分は、主として地理的近接度に基づいて設定している。

2　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

3　資産のうち、消去又は全社の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）及び全社共通固定資産80,927百万円である。

4　「追加情報」に記載のとおり、当連結会計年度から退職給付に係る会計基準を適用している。
この変更により、従来の方法によった場合に比べ、「日本」について営業利益は1,215百万円減少している。「北米」「欧州」「アジア」及び「その他の地域」については、セグメント情報への影響はない。

当連結会計年度（平成13年４月１日から平成14年３月31日まで）

（単位　百万円）

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
Ⅰ　売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	868,758	204,509	47,101	20,495	3,669	1,144,534	―	1,144,534
(2) セグメント間の内部売上高又は振替高	186,659	12,933	3,848	10,105	133	213,679	△213,679	―
計	1,055,418	217,442	50,949	30,601	3,802	1,358,213	△213,679	1,144,534
営業費用	1,024,034	212,346	54,290	29,936	3,735	1,324,342	△211,119	1,113,223
営業利益又は損失（△）	31,383	5,096	△　3,340	664	67	33,870	△　2,560	31,310
Ⅱ　資産	1,012,985	148,412	38,570	21,064	1,965	1,222,997	32,076	1,255,074

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。

２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

３　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）155,580百万円である。

なお、資産のうち、当社の繰延税金資産及び長期投資資金（投資有価証券）については、従来各セグメントに含めて表示していたが、その資産の特性を勘案し、当連結会計年度より「消去又は全社」に含めることとした。

前連結会計年度のセグメント情報を変更後の区分に組み替えると、「日本」は1,023,932百万円、「計」は1,219,216百万円、「消去又は全社」は28,255百万円となり、「消去又は全社」に含めた全社資産の主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）146,957百万円となる。

3　海外売上高

前連結会計年度（平成12年4月1日から平成13年3月31日まで）

（単位　百万円）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高	233,975	62,814	76,809	58,759	432,358
Ⅱ　連結売上高	―	―	―	―	1,060,479
Ⅲ　連結売上高に占める海外売上高の割合	22.0%	5.9%	7.2%	5.5%	40.7%

（注）1　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2　国又は地域の区分は、主として地理的近接度に基づいて設定している。
3　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ
アジア	台湾、フィリピン、韓国
その他の地域	パナマ、バハマ、メキシコ

当連結会計年度（平成13年4月1日から平成14年3月31日まで）

（単位　百万円）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高	272,066	62,138	95,832	65,988	496,025
Ⅱ　連結売上高	―	―	―	―	1,144,534
Ⅲ　連結売上高に占める海外売上高の割合	23.7%	5.4%	8.3%	5.7%	43.3%

（注）1　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2　国又は地域の区分は、主として地理的近接度に基づいて設定している。
3　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	香港、マレーシア、タイ
その他の地域	パナマ、バハマ、オーストラリア、メキシコ

(関連当事者との取引)

前連結会計年度(平成12年4月1日から平成13年3月31日まで)

1　役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額	科目	期末残高
					百万円		百万円
役員及びその近親者	大庭浩	当社代表取締役会長 スーパーマリンガスタービン技術研究組合 理事長	なし	スーパーマリンガスタービン技術研究組合との営業取引 ・船用ガスタービンの研究開発作業の受託	263	―	―
		超音速輸送機用推進システム技術研究組合 理事長	なし	超音速輸送機用推進システム技術研究組合との営業取引 ・環境適合型次世代超音速推進システム技術の研究開発作業の受託 ・上記に係る賦課金の支払	50 18	― ―	― ―
	大内田敏昭	当社専務取締役 ㈱超高温材料研究センター 代表取締役社長	直接 1.04%	㈱超高温材料研究センターとの営業取引 ・設備利用料の支払	1	―	―
		㈱超高温材料研究所 代表取締役社長	直接 4.25%	㈱超高温材料研究所との営業取引 ・設備利用料の支払 ・研究委託手数料の支払	9 37	― ―	― ―

取引条件及び取引条件の決定方針等

1. 取引条件は当社と関連を有しない他の当事者と同様である。
2. 上記の取引は、いわゆる第三者のための取引である。
3. 上記金額のうち、取引金額は消費税等を含んでいない。
4. 大庭浩は平成12年6月29日付で、また、大内田敏昭は平成13年6月28日付でそれぞれ当社取締役を退任している。

2　子会社等

属性	会社名	住所	資本金	事業の内容	議決権等の所有割合	関係内容		取引の内容	取引金額	科目	期末残高
						役員の兼任等	事業上の関係				
関連会社	民間航空機㈱	東京都港区	百万円 10	民間航空機の設計、試作、製造、販売等	直接 40%	兼任1名 転籍1名	B777型機用生産分担品の受注、販売等	営業取引 B777型機用当社生産分担品の納入	百万円 32,049	売掛金	百万円 16,914
	南通中遠川崎船舶工程有限公司	中華人民共和国	千米ドル 80,000	船舶の製造、販売、修繕等	直接 50%	兼任5名 出向1名	新造船所建設に関する技術移転契約等	営業取引以外の取引 同社の借入金についての債務保証	18,306	―	―

取引条件及び取引条件の決定方針等

1. 民間航空機㈱に対する販売価格は、総原価を勘案して交渉の上決定している。
2. 上記金額のうち、取引金額は消費税等を含まず、期末残高は消費税等を含んで記載している。

当連結会計年度(平成13年4月1日から平成14年3月31日まで)

1　役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額	科目	期末残高
役員及びその近親者	亀井 俊郎	当社取締役会長 スーパーマリンガスタービン技術研究組合理事長	なし	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託 ・上記に係る賦課金の支払	百万円 299 51	 — —	百万円 — —

取引条件及び取引条件の決定方針等

1. 取引条件は当社と関連を有しない他の当事者と同様である。
2. 上記の取引は、いわゆる第三者のための取引である。
3. 上記金額のうち、取引金額は消費税等を含んでいない。
4. 亀井俊郎は平成13年6月28日付で当社取締役を退任している。

2　子会社等

属性	会社名	住所	資本金	事業の内容	議決権等の所有割合	関係内容		取引の内容	取引金額	科目	期末残高
						役員の兼任等	事業上の関係				
関連会社	民間航空機㈱	東京都港区	百万円 10	民間航空機の設計、試作、製造、販売等	直接 40%	兼任1名 転籍2名	B777型機用生産分担品の受注、販売等	営業取引 B777型機用当社生産分担品の納入	百万円 40,164	売掛金	百万円 14,556
	南通中遠川崎船舶工程有限公司	中華人民共和国	千米ドル 80,000	船舶の製造、販売、修繕等	直接 50%	兼任5名 出向1名	新造船所建設に関する技術移転契約等	営業取引以外の取引 同社の借入金についての債務保証	18,251	—	—

取引条件及び取引条件の決定方針等

1. 民間航空機㈱に対する販売価格は、総原価を勘案して交渉の上決定している。
2. 上記金額のうち、取引金額は消費税等を含まず、期末残高は消費税等を含んで記載している。

(1株当たり情報)

前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)	当連結会計年度 (平成13年4月1日から 平成14年3月31日まで)
1株当たり純資産額　117.99円 1株当たり当期純損失　7.42円 なお、潜在株式調整後1株当たり当期純利益金額については、1株当たり当期純損失が計上されているため記載していない。	1株当たり純資産額　120.61円 1株当たり当期純利益　4.51円 潜在株式調整後1株当たり当期純利益　4.37円

⑤ 連結附属明細表

a．社債明細表

(単位　百万円)

会社名	銘柄	発行年月日	前期末残高	当期末残高	利率	担保	償還期限	摘要
川崎重工業(株)(当社)	第13回無担保普通社債	平成7年10月19日	10,000 (10,000)	0	2.550	無担保	平成13年10月19日	
	第14回無担保普通社債	平成10年3月19日	10,000	10,000 (10,000)	2.000	無担保	平成15年3月19日	
	第15回無担保普通社債	平成10年3月19日	10,000	10,000	2.775	無担保	平成20年3月19日	
	第16回無担保普通社債	平成10年7月8日	20,000	20,000	1.940	無担保	平成16年7月8日	
	第17回無担保普通社債	平成10年7月8日	10,000	10,000	2.510	無担保	平成20年7月8日	
	第18回無担保普通社債	平成11年4月28日	10,000	10,000 (10,000)	1.000	無担保	平成14年4月30日	
	第19回無担保普通社債	平成11年4月28日	10,000	10,000	1.670	無担保	平成17年4月28日	
	第20回無担保普通社債	平成11年11月24日	10,000	10,000	1.050	無担保	平成15年11月21日	
	第21回無担保普通社債	平成11年11月24日	10,000	10,000	1.870	無担保	平成18年11月24日	
	第22回無担保普通社債	平成11年11月24日	10,000	10,000	2.330	無担保	平成21年11月24日	
	第23回無担保普通社債	平成12年11月14日	10,000	10,000	1.500	無担保	平成17年11月14日	
	第24回無担保普通社債	平成12年11月14日	10,000	10,000	2.000	無担保	平成19年11月14日	
	第3回無担保転換社債	平成6年8月10日	8,573 (8,573)	0	0.80	無担保	平成13年9月28日	(注2)
	第4回無担保転換社債	平成6年8月10日	9,105	9,105	0.90	無担保	平成15年9月30日	(注2)
	第5回無担保転換社債	平成6年8月10日	17,118	17,118	1.10	無担保	平成18年9月29日	(注2)
	第6回無担保転換社債	平成8年7月25日	9,974	9,974	0.65	無担保	平成15年9月30日	(注2)
	第7回無担保転換社債	平成8年7月25日	9,609	9,609	0.75	無担保	平成17年9月30日	(注2)
	第8回無担保転換社債	平成8年7月25日	8,926	7,521	0.90	無担保	平成20年9月30日	(注2)
	第9回無担保転換社債	平成8年7月25日	7,592	7,039	1.00	無担保	平成23年9月30日	(注2)
合計	—	—	200,897 (18,573)	180,366 (20,000)	—	—	—	—

(注) 1 当期末残高欄の(内書)は、1年内償還予定の金額である。

2 転換社債の転換条件等は次のとおりである。

銘柄	転換の条件	転換により発行すべき株式の内容	転換を請求できる期間
第3回	転換価額 459 円につき普通株式1株の割合をもって転換	普通株式	自 平成6年9月1日 至 平成13年9月27日
第4回	転換価額 459 円につき普通株式1株の割合をもって転換	普通株式	自 平成6年9月1日 至 平成15年9月29日
第5回	転換価額 459 円につき普通株式1株の割合をもって転換	普通株式	自 平成6年9月1日 至 平成18年9月28日
第6回	転換価額 598 円につき普通株式1株の割合をもって転換	普通株式	自 平成8年9月2日 至 平成15年9月29日

銘柄	転換の条件	転換により発行すべき株式の内容	転換を請求できる期間
第７回	転換価額 598 円につき普通株式１株の割合をもって転換	普通株式	自 平成８年９月２日 至 平成17年９月29日
第８回	転換価額 598 円につき普通株式１株の割合をもって転換	普通株式	自 平成８年９月２日 至 平成20年９月29日
第９回	転換価額 598 円につき普通株式１株の割合をもって転換	普通株式	自 平成８年９月２日 至 平成23年９月29日

3　連結決算日後５年内における１年ごとの償還予定額は次のとおりである。

（単位　百万円）

１年以内	１年超２年以内	２年超３年以内	３年超４年以内	４年超５年以内
20,000	29,079	20,000	29,609	27,118

b．借入金等明細表

（単位　百万円）

区　　　分	前期末残高	当期末残高	平均利率	返済期限	摘要
短　期　借　入　金	191,535	206,146	% 1.561	―	
１年以内に返済予定の長期借入金	13,354	16,966	2.405	―	
長　期　借　入　金 （１年以内に返済予定のものを除く）	88,280	87,803	2.033	平成 47 年９月	
その他の有利子負債 コマーシャルペーパー（１年以内）	5,000	―	―	―	
合　　　計	298,169	310,916	―	―	―

(注)１　「返済期限」は最終返済期限を記載している。
　２　長期借入金(１年以内に返済予定のものを除く)の連結決算日後５年内における返済予定額は以下のとおりである。

（単位　百万円）

	１年超２年以内	２年超３年以内	３年超４年以内	４年超５年以内
長期借入金	17,130	27,933	10,289	13,793

　３　「平均利率」については、借入金等の期末残高に対する加重平均利率を記載している。

(2) その他

特に記載すべき事項はない。

監　査　報　告　書

平成１３年６月２８日

川崎重工業株式会社
　取締役社長　田　﨑　雅　元　殿

朝　日　監　査　法　人

代表社員 関与社員　公認会計士　中谷　紀之　㊞

代表社員 関与社員　公認会計士　黒崎　寛　㊞

代表社員 関与社員　公認会計士　橋　和良　㊞

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成１２年４月１日から平成１３年３月３１日までの第１７８期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、下記事項を除き前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和 38 年大蔵省令第 59 号）の定めるところに準拠しているものと認められた。

記

重要な会計方針 6. (4)に記載のとおり、事業年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、事業年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を受注工事損失引当金として計上することに変更した。この変更は、平成１２年１１月に中期経営計画を策定したことを契機とし、当事業年度末の受注状況を見直した結果、工事環境の変化に伴い、工事損失の発生要因が増加する傾向にあると判断されたため、財務内容の健全化と期間損益のより一層の適正化を図るために行ったものであり、正当な理由による変更と認められた。この変更により従来と同一の基準によった場合に比し、税引前当期純損失は 6,190 百万円増加している。

よって、当監査法人は、上記の財務諸表が川崎重工業株式会社の平成１３年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

（注）会社は、当事業年度より追加情報の注記に記載のとおり、退職給付に係る会計基準、金融商品に係る会計基準及び改訂後の外貨建取引等会計処理基準が適用されることとなるため、これらの会計基準により財務諸表を作成している。

以　上

監　査　報　告　書

平成１４年6月２７日

川崎重工業株式会社
取締役社長　田崎雅元　殿

朝日監査法人

代表社員
関与社員　公認会計士　中谷紀之　㊞

代表社員
関与社員　公認会計士　橋和良　㊞

当監査法人は、証券取引法第１９３条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成１３年４月１日から平成１４年３月３１日までの第１７９期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が川崎重工業株式会社の平成１４年３月３１日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

2　財務諸表等

(1) 財務諸表

①　貸借対照表

（単位　百万円）

科目		第178期（平成13年３月31日現在）金額			構成比	第179期（平成14年３月31日現在）金額			構成比
					%				%
資　産　の　部									
Ⅰ　流　動　資　産									
1　現　金　預　金			46,101				64,231		
2　受　取　手　形	(注6,10)		4,032				5,568		
3　売　　掛　　金	(注６)		336,894				330,683		
4　原材料及び貯蔵品			28,915				30,157		
5　半　成　工　事			240,182				243,405		
6　前　　渡　　金			10,532				14,404		
7　前　払　費　用			229				232		
8　繰延税金資産			9,358				9,698		
9　そ　　の　　他									
(1) 短期貸付金	(注６)	16,167				17,667			
(2) 未収入金		7,099				7,888			
(3) 未収収益		303				78			
(4) そ　の　他	(注９)	1,713	25,283			1,245	26,880		
貸倒引当金			△ 2,792				△ 2,466		
流動資産合計				698,737	69.1			722,796	71.0
Ⅱ　固　定　資　産									
1　有形固定資産	(注２)								
(1) 建　　　物	(注１)		47,123				43,997		
(2) 構　築　物			12,374				11,925		
(3) ドック船台			2,352				2,168		
(4) 機械装置	(注３)		42,326				38,640		
(5) 船　　　舶			35				33		
(6) 航　空　機			313				243		
(7) 車両運搬具			774				742		
(8) 工具器具備品	(注３)		14,492				13,716		
(9) 土　　　地	(注１)		41,673				42,654		
(10) 建設仮勘定			1,299				3,126		
有形固定資産合計			162,766		16.1		157,248		15.4
2　無形固定資産									
(1) ソフトウェア			1,413				3,741		
(2) 製造実施権			1,068				862		
(3) その他			2,420				897		
無形固定資産合計			4,902		0.4		5,501		0.5

（単位　百万円）

科目	第178期（平成13年３月31日現在）				第179期（平成14年３月31日現在）			
	金額			構成比	金額			構成比
				%				%
3　投資その他の資産								
(1) 投資有価証券		74,276				63,999		
(2) 関係会社株式		50,653				51,506		
(3) 関係会社出資金		6,498				5,767		
(4) 長期貸付金		3,581				2,790		
(5) 従業員長期貸付金		1,074				929		
(6) 更生債権等		2,891				2,848		
(7) その他		8,369				8,452		
貸倒引当金		△ 3,424				△ 4,568		
投資その他の資産合計		143,920		14.2		131,726		12.9
固定資産合計			311,589	30.8			294,475	28.9
資産合計			1,010,327	100.0			1,017,272	100.0
負債の部								
Ⅰ 流動負債								
1 支払手形 (注6,10)		84,889				68,527		
2 買掛金 (注6)		194,827				220,350		
3 短期借入金		116,442				124,275		
4 1年内に返済予定の長期借入金 (注1)		8,209				9,624		
5 未払金 (注7)		6,615				7,633		
6 未払費用		17,449				14,824		
7 未払法人税等		—				72		
8 前受金		99,856				106,916		
9 預り金		2,079				2,270		
10 前受収益		28				17		
11 賞与引当金		10,227				12,677		
12 保証工事引当金		219				514		
13 受注工事損失引当金		6,190				—		
14 その他								
(1) コマーシャルペーパー	5,000				—			
(2) 1年内に償還予定の社債	10,000				20,000			
(3) 1年内に償還予定の転換社債	8,573				—			
(4) 設備支払手形 (注10)	2,456				1,563			
(5) その他	7,456	33,485			5,239	26,803		
流動負債合計			580,520	57.4			594,508	58.4

（単位　百万円）

科目	第178期（平成13年３月31日現在）金額			構成比	第179期（平成14年３月31日現在）金額			構成比
				%				%
Ⅱ 固定負債								
1 社債		120,000				100,000		
2 転換社債		62,324				60,366		
3 長期借入金 （注１）		56,607				62,571		
4 長期未払金		2,065				1,505		
5 繰延税金負債		1,500				1,716		
6 退職給付引当金		43,832				52,976		
7 役員退職慰労引当金		602				306		
8 その他		1,352				1,113		
固定負債合計			288,285	28.5			280,554	27.5
負債合計			868,806	85.9			875,063	86.0
資本の部								
Ⅰ 資本金 （注４）			81,426	8.0			81,426	8.0
Ⅱ 資本準備金			24,682	2.4			24,682	2.4
Ⅲ 利益準備金			15,997	1.5			15,997	1.5
Ⅳ その他の剰余金								
1 任意積立金								
(1) 特別償却積立金	757				724			
(2) 海外投資等損失準備金	6				6			
(3) 固定資産圧縮積立金	2,410	3,174			2,384	3,115		
2 当期未処分利益		3,378				11,300		
その他の剰余金合計			6,552	0.6			14,415	1.4
Ⅴ その他有価証券評価差額金			12,862	1.2			5,689	0.5
Ⅵ 自己株式			―	―			△ 3	△0.0
資本合計			141,521	14.0			142,208	13.9
負債・資本合計			1,010,327	100.0			1,017,272	100.0

② 損益計算書

(単位　百万円)

科目		第178期(平成12年4月1日から平成13年3月31日まで)			第179期(平成13年4月1日から平成14年3月31日まで)		
		金額		百分比	金額		百分比
				%			%
Ⅰ 売上高	(注1)		850,801	100.0		914,616	100.0
Ⅱ 売上原価			779,974	91.6		821,226	89.7
売上総利益			70,827	8.3		93,389	10.2
Ⅲ 販売費及び一般管理費							
1 給料手当		17,016			15,486		
2 福利厚生費		7,515			6,865		
3 減価償却費		619			911		
4 旅費交通費		2,876			2,765		
5 貸倒引当金繰入額		—			353		
6 研究開発費	(注2)	16,776			15,619		
7 共通部門費受入額		13,579			11,940		
8 その他		15,419	73,803	8.6	14,189	68,131	7.4
営業利益又は営業損失(△)			△ 2,976	△0.3		25,258	2.7
Ⅳ 営業外収益							
1 受取利息	(注1)	1,418			1,115		
2 受取配当金	(注1)	2,239			2,507		
3 為替差益		3,370			—		
4 有価証券売却益		2,803			—		
5 その他		2,477	12,308	1.4	736	4,358	0.4
Ⅴ 営業外費用							
1 支払利息		4,087			2,718		
2 社債利息		3,038			2,994		
3 為替差損		—			4,946		
4 固定資産廃却損		1,367			—		
5 棚卸資産処分損		1,525			2,006		
6 その他		3,119	13,139	1.5	4,929	17,595	1.9
経常利益又は経常損失(△)			△ 3,806	△0.4		12,021	1.3
Ⅵ 特別利益							
1 固定資産売却益	(注3)	—			6,542		
2 投資有価証券等売却益	(注4)	3,742	3,742	0.4	—	6,542	0.7
Ⅶ 特別損失							
1 投資有価証券評価損失	(注5)	—			3,903		
2 関係会社投融資等評価損失	(注6)	—			1,082		
3 投融資等評価損失	(注7)	6,405			—		
4 子会社株式譲渡損失	(注8)	4,500			—		
5 受注工事損失引当金繰入額	(注9)	6,190			—		
6 事業構造改善費用	(注10)	3,470	20,567	2.4	—	4,985	0.5
税引前当期純利益又は税引前当期純損失(△)			△ 20,631	△2.4		13,578	1.4
法人税、住民税及び事業税		852			666		
法人税等調整額		△ 8,820	△ 7,968	△0.9	5,048	5,715	0.6
当期純利益又は当期純損失(△)			△ 12,663	△1.4		7,863	0.8
前期繰越利益			16,041			3,437	
当期未処分利益			3,378			11,300	

売上原価明細書

(単位　百万円)

科目	第178期 (平成12年4月1日から 平成13年3月31日まで)		第179期 (平成13年4月1日から 平成14年3月31日まで)	
	金額	構成比	金額	構成比
		%		%
1　直接材料費	391,310	50.1	421,893	51.3
2　直接経費	183,103	23.4	158,552	19.3
3　用役費	48,552	6.2	53,675	6.5
4　加工費	143,779	18.4	158,880	19.3
5　原価差額	△　1,923	△　0.2	2,642	0.3
6　保証工事引当金繰入額	△　476	△　0.0	295	0.0
7　販売直接費	15,627	2.0	25,286	3.0
売上原価合計	779,974	100.0	821,226	100.0

(注)　原価計算の方法

当社の採用している原価計算は、主として個別原価計算の方法によっているが、二輪車など一部の製品については総合原価計算を採用している。

原価は原則として実際額で計算しているが、直接材料費の一部・用役費・加工費(直接労務費及び間接費)などは予定率をもって計算している。この予定額と実際額との差額は税法の規定に基づき処理している。

又、加工費に占める直接労務費の割合は、第178期約27%、第179期約27%である。

③　利益処分計算書

(単位　百万円)

科目	第178期 株主総会承認日 (平成13年6月28日)			第179期 株主総会承認日 (平成14年6月27日)		
Ⅰ　当期未処分利益			3,378			11,300
Ⅱ　任意積立金戻入額						
1　特別償却積立金戻入額		159			175	
2　固定資産圧縮積立金戻入額		25			23	
3　海外投資等損失準備金戻入額		—	184		3	202
計			3,563			11,502
Ⅲ　利益処分額						
1　任意積立金						
(1)　特別償却積立金	126			78		
(2)　海外投資等損失準備金	—			—		
(3)　固定資産圧縮積立金	—			1,090		
(4)　固定資産圧縮特別勘定積立金	—	126	126	1,975	3,145	3,145
Ⅳ　次期繰越利益			3,437			8,357

重要な会計方針

	第178期 (平成12年4月1日から 平成13年3月31日まで)	第179期 (平成13年4月1日から 平成14年3月31日まで)
1　有価証券の評価基準及び評価方法	(1) 子会社及び関連会社株式 移動平均法による原価法により評価している。 (2) その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定)により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的債券については保有していない。	同　　左
2　たな卸資産の評価基準及び評価方法	個別法及び移動平均法による原価法により評価している。	同　　左
3　デリバティブ取引により生じる正味の債権債務の評価基準および評価方法	時価法により評価している。	同　　左
4　固定資産の減価償却の方法	(1) 有形固定資産 定率法により償却している。 ただし、平成10年4月1日以降取得した建物(建物附属設備を除く)については、定額法により償却している。 (2) 無形固定資産 定額法により償却している。 なお、ソフトウェア(自社利用分)については、社内における利用可能期間(5年)に基づく定額法により償却している。	同　　左
5　引当金の計上基準		
(1) 貸倒引当金	債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。	同　　左
(2) 賞与引当金	当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。	同　　左
(3) 保証工事引当金	船舶等の保証工事費用の支出に備え、過去の実績を基礎に将来の保証見込額に基づき計上している。	同　　左

	第178期 (平成12年４月１日から 平成13年３月31日まで)	第179期 (平成13年４月１日から 平成14年３月31日まで)
(4) 受注工事損失引当金	期末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、期末時点で当該損失額を合理的に見積ることが可能な工事について、翌期以降の損失見積額を計上している。 (会計方針の変更) 期末の未引渡工事のうち、将来、大幅な損失が発生すると見込まれ、かつ、期末時点で当該損失額を合理的に見積ることが可能な工事について、翌期以降の損失見積額を受注工事損失引当金として計上することに変更した。 この変更は、平成12年11月に中期経営計画を策定したことを契機とし、当期末の受注状況を見直した結果、工事環境の変化に伴い、工事損失の発生要因が増加する傾向にあると判断されたため、財務内容の健全化と期間損益のより一層の適正化を図るために行なったものである。なお、この変更により、従来の方法によった場合に比べ税引前当期純損失は6,190百万円増加している。当中間期については、従来の方法によっているが、変更後の方法によった場合、税引前中間純損失は4,182百万円増加することとなる。	――――――
(5) 退職給付引当金	従業員の退職給付に備え、当期末の退職給付債務の見込額に基づき当期末において発生していると認められる金額を計上しており、会計基準変更時差異(122,048百万円)は、10年による按分額を費用処理している。	同　　左
(6) 役員退職慰労引当金	役員の退職慰労金支給に備え、社内規定に基づく期末要支給額の50％相当額を計上している。	役員の退職慰労金支給に備え、社内規定に基づく50％相当額を計上している。
6　収益の計上基準	長期・大型の請負工事(工期１年超、請負金額50億円以上)に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。 なお、引渡受注工事の売上金額が決定せず及び(又は)売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。	同　　左

<table>
<tr><th></th><th>第178期
(平成12年４月１日から
平成13年３月31日まで)</th><th>第179期
(平成13年４月１日から
平成14年３月31日まで)</th></tr>
<tr><td>7　外貨建の資産及び負債の本邦通貨への換算基準</td><td>改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))によっている。</td><td>同　　左</td></tr>
<tr><td>8　リース取引の処理方法</td><td>リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>同　　左</td></tr>
<tr><td>9　ヘッジ会計の方針</td><td>(1) ヘッジ会計の方法
繰延ヘッジ処理を採用している。
(2) ヘッジ手段とヘッジ対象
<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、通貨スワップ</td><td>外貨建金銭債権・債務等(予定取引を含む)</td></tr><tr><td>金利スワップ、金利オプション</td><td>借入金</td></tr></table>(3) ヘッジ方針
社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
(4) ヘッジ有効性の評価
金融商品会計に関する実務指針に基づき評価している。</td><td>同　　左</td></tr>
<tr><td>10　消費税等の会計処理</td><td>消費税及び地方消費税の会計処理は、税抜方式によっている。</td><td>同　　左</td></tr>
</table>

表示方法の変更

第178期 (平成12年4月1日から 平成13年3月31日まで)	第179期 (平成13年4月1日から 平成14年3月31日まで)
1 (貸借対照表関係) (1) 固定負債の「長期前受収益」については、金額が僅少となったため、「その他」に含めて表示している。 なお、固定負債の「その他」に含まれる「長期前受収益」は13百万円である。	――――――
2 (損益計算書関係) (1) 営業外収益の「有価証券売却益」は、営業外収益の総額の百分の十を超えることとなったため、区分掲記した。 なお、前期の「有価証券売却益」は282百万円で営業外収益の「その他」に含めて表示している。 (2) 営業外費用の「固定資産廃却損」は、営業外費用の総額の百分の十を超えることとなったため、区分掲記した。 なお、前期の「固定資産廃却損」は1,031百万円で営業外費用の「その他」に含めて表示している。 (3) 営業外費用の「棚卸資産処分損」は、営業外費用の総額の百分の十を超えることとなったため、区分掲記した。 なお、前期の「棚卸資産処分損」は973百万円で営業外費用の「その他」に含めて表示している。	2 (損益計算書関係) (1) 営業外収益の「有価証券売却益」については、営業外収益の総額の百分の十以下となったため、「その他」に含めて表示している。 なお、営業外収益の「その他」に含まれる「有価証券売却益」の金額は118百万円である。 (2) 営業外費用の「固定資産廃却損」については、営業外費用の総額の百分の十以下となったため、「その他」に含めて表示している。 なお、営業外費用の「その他」に含まれる「固定資産廃却損」の金額は1,748百万円である。

追加情報

第178期 (平成12年４月１日から 平成13年３月31日まで)	第179期 (平成13年４月１日から 平成14年３月31日まで)
1　(退職給付会計) 当年度から退職給付に係る会計基準(「退職給付に係る会計基準の設定に関する意見書」(企業会計審議会 平成10年６月16日))を適用している。 この結果、従来の方法によった場合に比べ、退職給付費用は517百万円、経常損失及び税引前当期純損失は405百万円それぞれ増加している。 この適用に伴い、貸借対照表においては、表示科目を「退職給与引当金」から「退職給付引当金」に変更するとともに、従来「退職給与引当金」に含めて表示していた役員退職慰労引当金については区分掲記することとした。なお、前期末の「退職給与引当金」に含めて表示していた役員退職慰労引当金相当額は885百万円である。 2　(金融商品会計) 当年度から金融商品に係る会計基準(「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会 平成11年１月22日))を適用し、有価証券の評価基準及び評価方法、貸倒引当金の計上基準、ヘッジ会計の方法等について変更している。 この結果、従来の方法によった場合に比べ、経常損失は114百万円、税引前当期純損失は6,520百万円それぞれ増加している。 また、有価証券については、期首時点でその保有目的を検討し、関係会社株式を「関係会社株式」に、それ以外は「投資有価証券」として表示している。 この結果、期首時点での流動資産の「有価証券」は45,227百万円減少し、「投資有価証券」が45,227百万円増加している。 3　(外貨建取引等会計) 当年度から改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会 平成11年10月22日))を適用している。なお、この変更による損益への影響は軽微である。	――――――

注記事項

（貸借対照表関係）

第178期 (平成13年３月31日現在)	第179期 (平成14年３月31日現在)
1　担保について 　下記の資産については借入金128百万円の担保に供されている。 (1) 有形固定資産のうち土地1,807百万円	1　担保について 　下記の資産については借入金1,047百万円の担保に供されている。 (1) 有形固定資産のうち建物168百万円 (2) 有形固定資産のうち土地1,807百万円
2　有形固定資産に対する減価償却累計額は、438,211百万円である。	2　有形固定資産に対する減価償却累計額は、444,136百万円である。
3　有形固定資産に係る国庫補助金等の受入れによる圧縮記帳累計額は、次のとおりである。 機械装置　2,859百万円 工具器具備品　38百万円	3　有形固定資産に係る国庫補助金等の受入れによる圧縮記帳累計額は、次のとおりである。 機械装置　2,340百万円 工具器具備品　34百万円
4　会社が発行する株式総数は3,360,000,000株、発行済株式総数は1,390,595,964株である。	4　会社が発行する株式総数は3,360,000,000株、発行済株式総数は1,390,595,964株である。
5　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　2,884百万円 P.T.Indocement Tunggal Prakarsa　1,599 その他４社　120 計　4,605 (2) 関係会社銀行借入金等 南通中遠川崎船舶工程有限公司　18,306百万円 ㈱川重ガスタービン研究所　11,961 Kawasaki Motors Enterprise (Thailand)Co., Ltd.　6,506 民間航空機㈱　4,040 川重商事㈱　2,043 その他６社　3,585 計　46,444 (3) 従業員住宅資金の銀行借入金　6,924百万円 (4) 合計　57,975百万円 (うち外貨によるものは203,416千米ドルほか30,005百万円である)	5　保証債務 (1) 銀行借入金等 ㈶日本航空機エンジン協会　3,478百万円 P.T.Indocement Tunggal Prakarsa　1,599 その他３社　1,042 計　6,120 (2) 関係会社銀行借入金等 南通中遠川崎船舶工程有限公司　18,251百万円 ㈱川重ガスタービン研究所　10,464 Kawasaki Motors Enterprise (Thailand)Co., Ltd.　5,079 民間航空機㈱　3,276 川重商事㈱　2,248 その他６社　3,933 計　43,254 (3) 従業員住宅資金の銀行借入金　5,886百万円 (4) 合計　55,261百万円 (うち外貨によるものは180,118千米ドルほか29,116百万円である)
6　関係会社に係る注記 受取手形及び売掛金　144,087百万円 短期貸付金　13,363百万円 その他の資産合計　10,534百万円 支払手形及び買掛金　45,779百万円 その他の負債合計　15,272百万円	6　関係会社に係る注記 受取手形及び売掛金　141,363百万円 短期貸付金　15,464百万円 その他の資産合計　12,450百万円 支払手形及び買掛金　58,822百万円 その他の負債合計　13,938百万円
7　未払消費税等は「未払金」に含めて表示している。	7　同　左
8　配当制限 (1) 平成６年８月10日発行の第３回無担保転換社債、第４回無担保転換社債、第５回無担保転換社債については、当該転換社債の管理委託契約により次のとおり配当の制限を受けている。 　当社は、本社債の未償還残高が存する限り、本社債の払込期日の属する決算期以降の配当(中間配当を含む)累計額が、監査済の損益計算書(財務諸表等規則による)に示される経常損益から法人税及び住民税を控除した額の累計額に100億円を加えた額を超えることとなるような配当(中間配当を含む)を行わない。この場合、平成７年４月１日以降の中間配当は各直前決算期の配当とみなす。但し、株式分割についてはこの限りではない。	8　配当制限 (1) 平成６年８月10日発行の第４回無担保転換社債、第５回無担保転換社債については、当該転換社債の管理委託契約により次のとおり配当の制限を受けている。 　当社は、本社債の未償還残高が存する限り、本社債の払込期日の属する決算期以降の配当(中間配当を含む)累計額が、監査済の損益計算書(財務諸表等規則による)に示される経常損益から法人税及び住民税を控除した額の累計額に100億円を加えた額を超えることとなるような配当(中間配当を含む)を行わない。この場合、平成７年４月１日以降の中間配当は各直前決算期の配当とみなす。但し、株式分割についてはこの限りではない。

第178期 (平成13年３月31日現在)	第179期 (平成14年３月31日現在)
(2) 平成７年10月19日発行の2001年10月満期第13回無担保普通社債については、当該社債の管理委託契約により次のとおり配当の制限を受けている。 当社は、本社債の未償還残高が存する限り、本社債の払込期日の属する決算期以降の配当金累計額が、監査済の損益計算書(財務諸表等規則による)に示される経常損益から法人税及び住民税を控除した額の累計額に101億円を加えた額を超えることとなるような配当(中間配当を含む)を行わない。この場合、平成８年４月以降の中間配当は直前決算期の配当とみなす。但し、株式分割についてはこの限りではない。	――――――
9　流動資産の「その他」の「その他」には自己株式が含まれており、金額は百万円未満である。	―――――― (追加情報) 前期まで流動資産に掲記していた自己株式は、財務諸表等規則の改正により当期より資本に対する控除項目として資本の部の末尾に表示している。
10　期末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当会計期間の末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　3百万円 支払手形　4,207百万円 設備支払手形　191百万円	10　期末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当会計期間の末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　5百万円 支払手形　4,583百万円 設備支払手形　176百万円

(損益計算書関係)

第178期 (平成12年４月１日から 平成13年３月31日まで)	第179期 (平成13年４月１日から 平成14年３月31日まで)
1　関係会社に係る注記 売上高　279,833百万円 仕入高　177,812百万円 受取配当金　1,402百万円	1　関係会社に係る注記 売上高　298,671百万円 受取利息　781百万円 受取配当金　1,782百万円
2　一般管理費及び当期製造費用に含まれる研究開発費は16,776百万円である。 (追加情報) 販売費及び一般管理費において記載している「技術研究費」ならびに「他勘定振替額受入」については、当期より「研究開発費」ならびに「共通部門費受入額」と名称を変更し記載している。	2　一般管理費及び当期製造費用に含まれる研究開発費は15,619百万円である。
―――――	3　固定資産売却益は、旧東京設計事務所の土地売却等によるものである。
4　投資有価証券等売却益は、関係会社であるキャダムシステム㈱ならびに川重防災工業㈱の株式売却益2,329百万円ほかである。	―――――
―――――	5　投資有価証券評価損失は、上場有価証券の評価減によるものである。
―――――	6　関係会社投融資等評価損失は、上海中遠川崎重工鋼結構有限公司等に対する出資金の評価減、貸付金に対する貸倒引当金計上に伴う損失等である。
7　投融資等評価損失は、保有株式等に対する評価減4,312百万円(株式及び出資金4,088百万円、ゴルフ会員権224百万円)ならびに貸倒懸念債権に対する貸倒引当金繰入に係る損失2,093百万円である。	―――――
8　子会社株式譲渡損失は、Kawasaki Rail Car, Inc. の株式を当社子会社である Kawasaki Motors Manufacturing Corp.,U.S.A.に譲渡したことによるものである。	―――――
9　受注工事損失引当金繰入額は、重要な会計方針(引当金の計上基準)に記載した受注工事損失引当金の繰入額である。	―――――
10　事業構造改善費用は、鉄構事業の生産拠点集約に伴う費用1,631百万円ならびにセカンドライフ準備制度(早期転職支援制度)実施に伴う加算退職金ほか1,838百万円である。	―――――

（リース取引関係）

<table>
<tr><th>第178期
（平成12年４月１日から
平成13年３月31日まで）</th><th>第179期
（平成13年４月１日から
平成14年３月31日まで）</th></tr>
<tr><td>
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
<table>
<tr><th></th><th>取得価額相当額</th><th>減価償却累計額相当額</th><th>期末残高相当額</th></tr>
<tr><td></td><td>百万円</td><td>百万円</td><td>百万円</td></tr>
<tr><td>有形固定資産</td><td>13,870</td><td>6,494</td><td>7,376</td></tr>
<tr><td>（工具器具備品）</td><td>(7,681)</td><td>(3,951)</td><td>(3,729)</td></tr>
<tr><td>（機械装置）</td><td>(6,156)</td><td>(2,537)</td><td>(3,618)</td></tr>
<tr><td>（その他）</td><td>(32)</td><td>(4)</td><td>(28)</td></tr>
<tr><td>無形固定資産</td><td>311</td><td>186</td><td>125</td></tr>
<tr><td>合計</td><td>14,182</td><td>6,681</td><td>7,501</td></tr>
</table>
(2) 未経過リース料期末残高相当額
１年内　2,481百万円
１年超　5,200
合計　7,681
(3) 支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　2,956百万円
減価償却費相当額　2,741
支払利息相当額　208
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっている。
(5) 利息相当額の算定方法
リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。
2　オペレーティング・リース取引
該当取引なし。
</td><td>
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額
<table>
<tr><th></th><th>取得価額相当額</th><th>減価償却累計額相当額</th><th>期末残高相当額</th></tr>
<tr><td></td><td>百万円</td><td>百万円</td><td>百万円</td></tr>
<tr><td>有形固定資産</td><td>13,422</td><td>6,730</td><td>6,691</td></tr>
<tr><td>（工具器具備品）</td><td>(7,399)</td><td>(3,842)</td><td>(3,557)</td></tr>
<tr><td>（機械装置）</td><td>(5,986)</td><td>(2,877)</td><td>(3,109)</td></tr>
<tr><td>（その他）</td><td>(36)</td><td>(11)</td><td>(25)</td></tr>
<tr><td>無形固定資産</td><td>288</td><td>132</td><td>156</td></tr>
<tr><td>合計</td><td>13,711</td><td>6,863</td><td>6,848</td></tr>
</table>
(2) 未経過リース料期末残高相当額
１年内　2,444百万円
１年超　4,571
合計　7,016
(3) 支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　2,886百万円
減価償却費相当額　2,694
支払利息相当額　189
(4) 減価償却費相当額の算定方法
同　左
(5) 利息相当額の算定方法
同　左
2　オペレーティング・リース取引
同　左
</td></tr>
</table>

(有価証券関係)

第178期(平成13年3月31日現在)

有価証券

子会社株式及び関連会社株式で時価のあるもの

(単位　百万円)

種　　類	第178期 (平成13年3月31日現在)		
	貸借対照表計上額	時　　価	差　　額
子会社株式	2,276	9,680	7,404
関連会社株式	4,193	4,599	405
合　　計	6,470	14,280	7,809

第179期(平成14年3月31日現在)

有価証券

子会社株式及び関連会社株式で時価のあるもの

(単位　百万円)

種　　類	第179期 (平成14年3月31日現在)		
	貸借対照表計上額	時　　価	差　　額
子会社株式	2,276	9,899	7,622
関連会社株式	4,193	4,195	2
合　　計	6,470	14,095	7,625

(税効果会計関係)

第178期 (平成13年3月31日現在)	第179期 (平成14年3月31日現在)
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 (繰延税金資産) 賞与引当金損金算入限度超過額　1,651百万円 退職給付引当金損金算入限度超過額　6,021 投資有価証券等評価損否認額　1,670 貸倒引当金損金算入限度超過額　1,764 受注工事損失引当金否認額　2,593 減価償却限度超過額　981 繰越欠損金　3,771 その他　3,032 繰延税金資産　合計　21,487 (繰延税金負債) 固定資産圧縮積立金　1,719 その他有価証券評価差額金　9,461 その他　2,448 繰延税金負債　合計　13,629 繰延税金資産の純額　7,857	1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳 (繰延税金資産) 賞与引当金損金算入限度超過額　3,908百万円 退職給付引当金損金算入限度超過額　1,375 投資有価証券等評価損否認額　2,134 貸倒引当金損金算入限度超過額　2,193 減価償却限度超過額　1,003 繰越欠損金　4,813 繰越外国税額控除　1,296 その他　3,551 繰延税金資産　合計　20,277 (繰延税金負債) 固定資産圧縮積立金　3,913 その他有価証券評価差額金　4,246 工事進行基準に係る損益申告調整額　2,650 その他　1,483 繰延税金負債　合計　12,295 繰延税金資産の純額　7,981
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 当期純損失が計上されているため記載していない。	2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 法定実効税率と税効果会計適用後の法人税等の負担率との差異が法定実効税率の百分の五以下であるため、記載していない。

(1株当たり情報)

	第178期 (平成12年4月1日から 平成13年3月31日まで)	第179期 (平成13年4月1日から 平成14年3月31日まで)
1株当たり純資産額	101.77円	102.26円
1株当たり当期純利益 又は当期純損失(△)	△　9.10円	5.65円
潜在株式調整後1株当たり当期純利益	1株当たり当期純損失が計上されているため記載していない。	5.41円

(注) 1株当たり情報の計算については、今期より自己株式数を控除して計算している。

④ 附属明細表

a 有価証券明細表

(ア)投資有価証券

(単位 百万円)

		銘柄	株式数	貸借対照表計上額	摘要
その他有価証券	株式		株		
		㈱みずほホールディングス	20,857	6,299	
		川崎汽船㈱	32,923,073	5,070	
		西日本旅客鉄道㈱	7,700	3,842	
		東日本旅客鉄道㈱	6,800	3,733	
		東海旅客鉄道㈱	5,000	3,700	
		川崎製鐵㈱	22,033,531	3,062	
		㈱三井住友銀行	4,699,010	2,490	
		東京海上火災保険㈱	2,635,071	2,479	
		住友信託銀行㈱	4,598,890	2,432	
		富士電機㈱	6,606,012	1,955	
		川鉄商事㈱	11,961,450	1,602	
		小田急電鉄㈱	2,885,495	1,500	
		㈱商船三井	4,462,665	1,289	
		野村證券㈱	581,132	987	
		㈱大垣共立銀行	1,365,321	798	
		その他289銘柄	156,059,961	17,321	
		計	250,851,968	58,567	
	債券	銘柄	券面総額	貸借対照表計上額	
		地方債ほか(2銘柄)	1	1	
		計	1	1	
	その他	種類及び銘柄	取得価額又は出資総額	貸借対照表計上額	
		㈱みずほホールディングス優先出資証券	5,000	5,000	
		出資証券(12銘柄)	350	350	
		投資信託受益証券(1銘柄)	94	80	
		計	5,445	5,432	
	その他有価証券合計			63,999	
投資有価証券合計				63,999	

(注) 売買目的有価証券及び満期保有目的の債券は保有していない。

b　有形固定資産等明細表

（単位　百万円）

資産の種類		前期末残高	当期増加額	当期減少額	当期末残高	減価償却累計額又は償却累計額	当期償却額	差引当期末残高	摘要
有形固定資産	建物	139,973	1,349	1,887	139,435	95,437	3,774	43,997	
	構築物	40,914	594	158	41,350	29,424	1,003	11,925	
	ドック船台	14,164	—	102	14,061	11,893	144	2,168	
	機械装置	236,191	5,170	7,920	233,441	194,801	7,926	38,640	
	船舶	93	17	12	99	65	15	33	
	航空機	1,744	32	—	1,777	1,534	102	243	
	車両運搬具	4,696	426	492	4,630	3,887	332	742	
	工具器具備品	120,225	6,146	5,563	120,808	107,092	6,434	13,716	
	土地	41,673	1,318	337	42,654	—	—	42,654	
	建設仮勘定	1,299	16,894	15,066	3,126	—	—	3,126	
	計	600,977	31,948	31,541	601,384	444,136	19,734	157,248	—
無形固定資産	ソフトウェア	—	—	—	5,302	1,560	877	3,741	
	製造実施権	—	—	—	1,761	899	342	862	
	その他	—	—	—	1,145	247	48	897	
	計	—	—	—	8,208	2,707	1,267	5,501	—
長期前払費用		—	—	—	—	—	—	—	
繰延資産	—	—	—	—	—	—	—	—	
	計	—	—	—	—	—	—	—	—

（注）無形固定資産の金額は資産の総額の１％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略した。

c　資本金等明細表

（単位　百万円）

区分			前期末残高	当期増加額	当期減少額	当期末残高	摘要
資本金			81,426	—	—	81,426	
うち既発行株式	普通株式		(1,390,595,964株) 81,426	(—株) —	(—株) —	(1,390,595,964株) 81,426	(注)
	計		(1,390,595,964株) 81,426	(—株) —	(—株) —	(1,390,595,964株) 81,426	
資本準備金及びその他の資本剰余金	(資本準備金) 株式払込剰余金		8,105	—	—	8,105	
	合併差益		1,503	—	—	1,503	
	転換社債転換差金		13,963	—	—	13,963	
	再評価積立金の組入		1,110	—	—	1,110	
	計		24,682	—	—	24,682	
利益準備金及び任意積立金	利益準備金		15,997	—	—	15,997	
	任意積立金	特別償却積立金	757	126	159	724	前期決算の利益処分による積立及び取崩で、租税特別措置法の規定に基づくものである。
		海外投資等損失準備金	6	—	—	6	
		固定資産圧縮積立金	2,410	—	25	2,384	
		小計	3,174	126	184	3,115	
	計		19,171	126	184	19,112	

（注）　当期末における自己株式数は25,623株である。

d　引当金明細表

（単位　百万円）

区分	前期末残高	当期増加額	当期減少額		当期末残高	摘要
			目的使用	その他		
貸倒引当金	6,217	1,350	122	410	7,034	(注)
賞与引当金	10,227	12,677	10,227	—	12,677	
保証工事引当金	219	514	219	—	514	
受注工事損失引当金	6,190	—	6,190	—	—	
役員退職慰労引当金	602	475	771	—	306	

（注）　貸倒引当金の当期減少額欄の「その他」410百万円は、債権の回収に伴う個別貸倒引当金の取崩額43百万円及び洗替による減少額367百万円である。

(2) 主な資産及び負債の内容

① 流動資産

a 現金及び預金

（単位　百万円）

摘要		金額
現金		72
預金	当座預金	592
	普通預金	6,765
	通知預金	31,801
	定期預金	25,000
	計	64,159
合計		64,231

b 受取手形

(ア)相手先別内訳

（単位　百万円）

相手先	金額
丸紅㈱	1,125
三菱電機㈱	751
日商岩井鉄鋼建材㈱	419
岩谷産業㈱	346
㈱マヤテック	340
その他	2,584
計	5,568

(イ)期日別内訳

（単位　百万円）

期日別	1カ月内	2カ月内	3カ月内	4カ月内	5カ月内	5カ月をこえるもの	計
金額	359	747	1,374	1,727	1,016	342	5,568

c　売掛金

(ア)相手先別内訳

(単位　百万円)

相手先	金額
防衛庁	29,617
Kawasaki Motors Europe N.V.	19,624
Kawasaki Motors Corp., U.S.A.	19,506
㈱カワサキマシンシステムズ	16,028
Kawasaki Rail Car, Inc.	14,753
その他	231,151
計	330,683

(イ)回収状況ならびに滞留状況

(単位　百万円)

期間	期首残高 (A)	期中発生高 (B)	期中回収高 (C)	期末残高 (D)	回収率 $\frac{(C)}{(A)+(B)}\times 100$	滞留期間 $\frac{(D)\times 12\times 30日}{(B)}$
第179期 (平成13年4月〜平成14年3月)	336,894	942,818	949,029	330,683	74.16%	126日

(注)　消費税等の会計処理は税抜方式を採用しているが、上記期中発生高には消費税等が含まれている。

d　原材料及び貯蔵品

(単位　百万円)

品名	金額
鋼材	1,255
非鉄金属・電線	2,361
副資材	909
素型材	2,654
一般部品	17,350
その他	5,625
計	30,157

e　半成工事

（単位　百万円）

摘要	金額
船舶部門	11,018
車両部門	22,440
航空宇宙部門	66,488
ガスタービン・機械部門	58,008
プラント・環境・鉄構部門	68,627
汎用機部門	16,822
計	243,405

② 固定資産

a　関係会社株式

（単位　百万円）

銘柄	金額
Kawasaki Motors Corp., U.S.A.	15,067
Kawasaki Motors Manufacturing Corp.,U.S.A.	10,423
Kawasaki Motors Enterprise(Thailand)Co.,Ltd.	5,137
日本飛行機㈱	3,869
Kawasaki Motors Europe N.V.	2,858
その他	14,150
計	51,506

③ 流動負債

a　支払手形

(ア)振出先別内訳

（単位　百万円）

振出先	金額
日商岩井エアロマリン㈱	2,359
伊藤忠アビエーション㈱	1,630
飛島建設㈱	1,508
㈱光アルファクス	1,383
増屋㈱	1,040
その他	60,604
計	68,527

(イ)期日別内訳

(単位　百万円)

期日別	1カ月内	2カ月内	3カ月内	4カ月内	5カ月内	5カ月をこえるもの	計
金額	24,127	15,044	11,685	12,233	4,662	773	68,527

b　買掛金

(単位　百万円)

相手先	金額
川重商事㈱	11,972
住友商事㈱	10,627
川重ファイナンス㈱	10,277
㈱オールスターファンディング	8,176
日本飛行機㈱	4,944
その他	174,352
計	220,350

c　短期借入金

(単位　百万円)

借入先	金額	資金の使途	最終返済期限	摘要
㈱第一勧業銀行	37,929	運転資金	平成14.9.30	(注)
㈱三井住友銀行	23,911	〃	〃 14.6.28	
㈱東京三菱銀行	8,020	〃	〃 14.6.28	
㈱UFJ銀行	7,860	〃	〃 14.6.28	
㈱大和銀行	6,900	〃	〃 14.8.14	
その他22行	39,654	〃	—	(注)
小計	124,275	—	—	—
一年内返済予定の長期借入金	9,624	—	—	—
合計	133,899	—	—	—

(注) 株式会社第一勧業銀行、株式会社日本興行銀行及び株式会社富士銀行は、平成14年4月1日をもって会社分割及び合併により、「株式会社みずほ銀行」「株式会社みずほコーポレート銀行」となっている。
なお、当該会社分割及び合併により当社の両行からの短期借入金は、42,593百万円となる。

d　前受金

（単位　百万円）

摘要		金額
プラント・環境・鉄構部門	三井物産㈱ほか	64,336
船舶部門	COSBRIGHT SHIPPING Ltd.ほか	17,442
その他の部門	台湾新幹線㈱ほか	25,136
計		106,916

④　固定負債

a　社債

（単位　百万円）

銘柄	金額	利率（%）	償還期限	摘要
第16回普通社債	20,000	1.940	平成16.7.8	
第20回普通社債	10,000	1.050	〃 15.11.21	
第19回普通社債	10,000	1.670	〃 17.4.28	
第23回普通社債	10,000	1.500	〃 17.11.14	
第21回普通社債	10,000	1.870	〃 18.11.24	
その他4銘柄	40,000	—	—	
計	100,000	—	—	—

（注）　上記金額には一年内に償還期限を迎える金額は含んでいない。

b　転換社債

（単位　百万円）

銘柄	金額	利率（%）	償還期限	摘要
第5回無担保転換社債	17,118	1.100	平成18.9.29	
第6回無担保転換社債	9,974	0.650	〃 15.9.30	
第7回無担保転換社債	9,609	0.750	〃 17.9.30	
第4回無担保転換社債	9,105	0.900	〃 15.9.30	
第8回無担保転換社債	7,521	0.900	〃 20.9.30	
第9回無担保転換社債	7,039	1.000	〃 23.9.30	
計	60,366	—	—	—

（注）　上記金額には一年内に償還期限を迎える金額は含んでいない。

c　長期借入金

（単位　百万円）

借　入　先	金　　額	資金の使途	最終返済期限	摘　　要
㈱日本興業銀行	11,600	運転資金	平成18.8.25	（注1）
国際協力銀行	9,121	〃	〃 25.1.15	
日本生命保険（相）	7,660	〃	〃 19.2.20	
住友生命保険（相）	7,470	〃	〃 19.2.20	
第一生命保険（相）	5,000	〃	〃 19.2.20	
その他　10社	21,719	〃	―	
計	62,571	―	―	―

（注1）　株式会社日本興行銀行、株式会社第一勧業銀行及び株式会社富士銀行は、平成14年4月1日をもって会社分割及び合併により、「株式会社みずほ銀行」「株式会社みずほコーポレート銀行」となっている。
なお、当該会社分割及び合併により当社の両行からの長期借入金は、13,200百万円となる。

（注2）　上記金額には一年内に返済される予定の金額は含んでいない。

d　退職給付引当金

（単位　百万円）

区　　分	金　　額	摘　　要
退職給付債務	167,870	
未認識過去勤務債務	2,518	
未認識数理計算上の差異	△　19,774	
会計基準変更時差異の未処理額	△　97,639	
計	52,976	

(3) その他

当社は、平成14年10月1日を期して、船舶事業部門及びガスタービン・機械事業部門の精機事業を会社分割により分社独立させることを決定しており、概要は以下の通りである。

①　船舶事業部門

「第2事業の状況4経営上の重要な契約等」を参照。

②　ガスタービン・機械事業部門の精機事業

（a）分割の方法

当社を分割会社とし、川重ハイドロリック株式会社（当社100%出資の連結子会社）を承継会社とする分社型吸収分割であり、同社が本分割に際して発行する株式の総数を当社に割り当てる物的分割とする。なお、本分割は当社において商法第374条ノ22に定める簡易分割となる。

（b）分割後の承継会社の概要

分社独立にあたっては、承継会社である川重ハイドロリック株式会社の商号及び事業内容を以下の通り変更する。

（ア）　商　　　号：株式会社カワサキプレシジョンマシナリ
（英文社名　Kawasaki Precision Machinery Ltd.）

（イ）　本店所在地：兵庫県神戸市西区

（ウ）　代　表　者：取締役社長　阪本　弘克

（エ）　資　本　金：3,000百万円（当社100％出資）

（オ）　従業員数：670人（分割時見込み）

（カ）　事業内容：油圧機器・装置、機電製品、制御システムの設定、製造、販売、アフターサービス、メンテナンス

第６　提出会社の株式事務の概要

決算期	３月31日		定時株主総会	６月	
株主名簿閉鎖の期間	基準日制度を採っているため閉鎖しない		基準日	３月31日	
株券の種類	1　１株券、10株券、50株券、100株券、500株券、1,000株券、10,000株券、100,000株券　ただし、100株未満の株式については、その株数を表示する株券を発行することができる。 2　単元未満株式の数を表示した株券は、法令により発行が認められる場合を除き発行しない。		中間配当基準日	９月30日	
			１単元の株式数	1,000株	
株式の名義書換え	取扱場所	大阪市中央区北浜２丁目２番21号 中央三井信託銀行株式会社　大阪支店			
	代理人	東京都港区芝３丁目33番１号 中央三井信託銀行株式会社			
	取次所	中央三井信託銀行株式会社　本店および全国各支店 日本証券代行株式会社　本店および全国各支店			
	名義書換手数料	無料	新券交付手数料	１枚につき200円	
単元未満株式の買取り	取扱場所	大阪市中央区北浜２丁目２番21号 中央三井信託銀行株式会社　大阪支店			
	代理人	東京都港区芝３丁目33番１号 中央三井信託銀行株式会社			
	取次所	中央三井信託銀行株式会社　本店および全国各支店 日本証券代行株式会社　本店および全国各支店			
	買取手数料	株式の売買の委託に係る手数料相当額として別途定める金額			
公告掲載新聞名	日本経済新聞(定款紙)および神戸新聞				
株主に対する特典	なし				

第７　提出会社の参考情報

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1)	有価証券報告書及びその添付書類	事業年度（第178期） 自 平成12年４月１日 至 平成13年３月31日	平成13年６月28日 関東財務局長に提出。
(2)	発行登録追補書類及びその添付書類		平成13年10月22日 近畿財務局長に提出。
(3)	臨時報告書	証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第８号(石川島播磨重工業株式会社との「船舶海洋事業の統合に関する基本合意書」の締結)、第９号(代表取締役の異動)及び第12号(財政状態及び経営成績に著しい影響を与える事象の発生)の規定に基づく臨時報告書	平成13年４月４日 関東財務局長に提出。
		証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第19号(連結会社の財政状態及び経営成績に著しい影響を与える事象の発生)の規定に基づく臨時報告書	平成13年４月10日 関東財務局長に提出。
		証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第７号(当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定)の規定に基づく臨時報告書	平成13年12月27日 関東財務局長に提出。
		証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)の規定に基づく臨時報告書	平成14年４月２日 関東財務局長に提出。
(4)	臨時報告書の訂正報告書	証券取引法第24条の５第５項(平成13年４月４日付提出の臨時報告書記載(石川島播磨重工業株式会社との「船舶海洋事業の統合に関する基本合意書」の締結)に基づく統合協議の打ち切り)の規定に基づく臨時報告書の訂正報告書	平成13年９月19日 関東財務局長に提出。
		証券取引法第24条の５第５項(平成13年12月27日付提出の臨時報告書記載(当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定)に基づく船舶事業部門の分割計画書の承認)の規定に基づく臨時報告書の訂正報告書	平成14年４月15日 関東財務局長に提出。
		証券取引法第24条の５第５項(平成13年12月27日付提出の臨時報告書記載(当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定)に基づく精機事業部門の分割契約書の締結)の規定に基づく臨時報告書の訂正報告書	平成14年５月27日 関東財務局長に提出。

(5) 訂正発行登録書	平成11年10月12日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書	平成13年４月４日 平成13年４月10日 平成13年６月28日及び 平成13年９月19日 関東財務局長に提出。
	平成13年10月22日関東財務局長に提出の発行登録書(社債)に係る訂正発行登録書	平成13年12月11日 平成13年12月27日 平成14年４月２日 平成14年４月15日 平成14年５月27日及び 平成14年６月27日 関東財務局長に提出。
(6) 半 期 報 告 書	(第179期中) 自 平成13年４月１日 至 平成13年９月30日	平成13年12月11日 関東財務局長に提出。

第二部　提出会社の保証会社等の情報

該当事項なし。

[redacted]

平成１４年６月７日

株　主　各　位

神戸市中央区東川崎町3丁目1番1号
(本社事務所)
神戸市中央区東川崎町1丁目1番3号
川崎重工業株式会社
取締役社長　田　崎　雅　元

第１７９期定時株主総会招集ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。

さて、当社第１７９期定時株主総会を下記のとおり開催いたしますので、ご出席くださいますようご通知申しあげます。

なお、当日ご出席願えない場合は、お手数ながら後記の「議決権の行使についての参考書類」をご検討くださいまして、同封の議決権行使書用紙に賛否をご表示、ご押印のうえ、折り返しご送付いただくか、議決権行使書用紙に記載しております議決権行使コードと仮パスワードによりインターネットウェブサイト(http://www.web54.net)にアクセスし、画面の案内にしたがって議決権を行使いただきますようお願い申しあげます。

敬　具

記

１．日　時　平成１４年６月２７日（木曜日）午前１０時
（開場午前９時）

２．場　所　神戸市中央区東川崎町１丁目５番７号
神戸情報文化ビル４階　神戸新聞松方ホール

［今回から会場が変更となっておりますので、末尾記載の「会場ご案内図」をご参照のうえ、お間違えのないようお願いいたします。］

3．会議の目的事項

報告事項　第１７９期（平成13年４月１日から 平成14年３月31日まで）営業報告書、貸借対照表および損益計算書報告の件

第１号議案　第１７９期利益処分案承認の件

第２号議案　分割計画書承認の件

（議案の要領は、後記の「議決権の行使についての参考書類」３ページから15ページに記載のとおりであります。）

第３号議案　定款一部変更の件

（議案の要領は、後記の「議決権の行使についての参考書類」15ページから17ページに記載のとおりであります。）

第４号議案　取締役２名選任の件

第５号議案　監査役２名選任の件

第６号議案　退任取締役および退任監査役に退職慰労金贈呈の件

（招集通知に添付すべき計算書類および監査報告書謄本は、別添の「第１７９期報告書」のとおりであります。）

以　上

当日ご出席の場合は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申しあげます。

なお、インターネットにより議決権を行使される場合は、後記23ページに記載の「インターネットによる議決権行使について」をお読みいただきますようお願い申しあげます。

議決権の行使についての参考書類

Ⅰ. 総株主の議決権の数　　　　　　　1,381,910個

Ⅱ. 議案および参考事項

第１号議案　第１７９期利益処分案承認の件

利益処分案の内容は、別添の「第１７９期報告書」19ページに記載のとおりであります。

当期は、３期振りに利益を計上することができましたが、企業体質の強化と今後の事業展開等を勘案し、内部留保に努めることといたしたく、株主のみなさまには、誠に申し訳なく存じますが、引続き配当は無配とさせていただきたいと存じます。

第２号議案　分割計画書承認の件

１．会社分割を必要とする理由

当社の船舶部門は、潜水艦や需要が増加しているガス船に特化した事業展開により、当面の収益確保は可能な見通しにあります。しかしながら、世界的には依然として建造供給能力が過剰な状況にあるほか、為替の動向等中長期的には変化の激しい事業環境が続くものと予想されます。

当社はこのような船舶事業の特性に対応し、当社船舶部門の長期的な安定収益体制を確立するため、同部門を分社独立し、機動的かつ効率的な事業運営や、為替等事業環境の変化に柔軟に対応できる経営体質への転換を図ることといたしました。

新会社は、開発・建造・保守におけるこれまでの数々の実績から顧客の高い信頼を得ている潜水艦やＬＮＧ／ＬＰＧ運搬船技術等を柱として、高付加価値製品に経営資源を一段と集中し、また、厳しい競争環境や事業環境の変化に強い体質を確立するため、固定費の削減、生産性の一層の向上等各種のコスト削減策を展開いたします。

当社は新会社に対して、営業・技術・資金を含む経営支援を行ない、川崎重工グループとしての総合力の発揮に努め、グループ全体としての企業価値を一層高めてまいります。

株主のみなさまにおかれましては、本会社分割の趣旨にご賛同いただき、ご承認いただきますようお願い申しあげます。

2．分割計画書の内容

（1）分割計画書(写)

平成１４年４月１５日

分　割　計　画　書

川崎重工業株式会社（以下、「当社」という）は、船舶、艦艇、海洋機器等の設計、製造、販売ならびに修理に関する営業（以下、「本件営業」という）を設立する株式会社川崎造船（以下、「新設会社」という）に承継させる新設分割（以下、「本件分割」という）に関し、次のとおり分割計画書を作成する。

1．新設会社の定款の規定

新設会社の定款の規定は、別紙のとおりとする。

2．新設会社が分割に際し発行する株式およびその割当

新設会社は、本件分割に際して普通株式２０万株を発行し、その全てを当社に交付する。

3．新設会社の資本金および資本準備金

新設会社の資本金および資本準備金の額は次のとおりとする。

（1）資本金　　１００億円

（2）資本準備金　新設会社が当社から承継する財産の価額より承継する債務の額および上記資本金の額を控除した金額

4．新設会社が承継する権利義務

新設会社が分割期日をもって当社から承継する本件営業に関する権利義務は、次のとおりである。

（1）資産、負債およびこれに付随する権利義務

①資　産

ア．流動資産

本件営業に関する売掛金、原材料および貯蔵品、半成工事、前渡金等の流動資産一切。

イ．固定資産

本件営業に関する土地、建物、構築物、ドック船台、機械装置、建設仮勘定、関係会社株式出資金等の固定資産一切。

②負　債

本件営業に関する支払手形、買掛金、前受金、退職給付引当金、短期借入金等の負

債一切。

③権利義務

本件営業に関する特許権、実用新案権等の知的財産権およびノウハウ、ならびに造船契約、継続的取引契約、業務提携契約、技術提携契約、研究開発契約、リース契約、労働者派遣契約等の契約に基づく権利義務一切。

なお、分割期日において本件営業に関する承継しない資産、負債および権利義務は、次のとおりである。

・南通中遠川崎船舶工程有限公司の銀行借入金に対する債務保証

(2)雇用契約

本分割計画書作成日において、本件営業に主として従事する従業員との間の雇用契約およびこれに付随する権利義務。

なお、本件営業に主として従事する従業員とは、次に掲げる者をいう。

①当社船舶カンパニーに所属する従業員。ただし神戸事務所に所属する者を除く。

②神戸事務所において、専ら船舶カンパニーに所属する従業員の人事・労務管理業務または安全管理業務を行なう従業員。

③休職または休業中の以下に掲げる従業員。

ア.休職直前に船舶カンパニー(船舶カンパニーの前身である組織を含む。以下同じ)に所属していた従業員であって、社命により一時的に関係会社または一般他社に出向しているが、社命による業務終了後は船舶カンパニーに所属することが明らかである者。

イ.休職直前に船舶カンパニーに所属していた従業員であって、傷病休職により休職中、または育児休業、介護休業により休業中であるが、復職後は船舶カンパニーに所属することが明らかである者。

ウ.休職直前に船舶カンパニー以外の部門に所属していた従業員であって、社命により一時的に船舶カンパニーが所管している関係会社に出向しているが、社命による業務終了後は船舶カンパニーに所属することが明らかである者。

なお、雇用契約の承継にあたり、当社が川崎重工労働組合と締結している労働協約のうち、労働組合法第16条に定める基準以外の部分については、当社と川崎重工労働組合における合意内容に基づき、新設会社に承継しないものとする。

5. 分割期日

本件分割の分割期日は、平成14年10月1日とする。

6. 新設会社の取締役および監査役の氏名

(1)取締役：田所 修一、香西 延一、谷口 友一、前川 義人、神林 伸光、冨田 正和、佐藤 禔員

(2)監査役：吉田 進治、上田 忠男、山中 秀一、片岡 直次

7．新設会社の会計監査人
朝日監査法人

8．競業避止義務の取扱
当社は、本件分割の効力発生後においても、本件営業と競業する営業を行なうことができる。

9．本分割計画書の効力
本分割計画書は、平成１４年６月２７日に開催される当社の定時株主総会において承認されないときは、その効力を失う。

10. 条件の変更
本分割計画書について当社株主総会の承認後、分割期日前日までの間に、本件営業および本件営業に属する財産に重大な変動を生じたときは、本分割計画書を変更しまたは本件分割を中止することができる。

以　上

(別　紙)

株式会社川崎造船定款

第1章　総　則

(商　号)
第1条　当会社は、株式会社川崎造船と称する。
英文では、Kawasaki Shipbuilding Corporation と書く。

(所在地)
第2条　当会社は、本店を神戸市におく。

(目　的)
第3条　当会社は、次の事業を営むことを目的とする。
1．船舶、艦艇、海洋機器、その他輸送機器およびそれらの設備、部品の設計、製造、販売ならびに修理
2．鉄構物、機械器具装置の設計、製造、販売ならびに修理
3．前各号に掲げた事業の研究開発、コンサルティング、エンジニアリングに関する事業
4．一般海運業

５．その他前各号に付帯関連する事業

（公告方法）
第４条　当会社の公告は、官報に掲載してこれを行なう。

第２章　株式および株主

（株式総数）
第５条　当会社の発行する株式の総数は、１００万株とする。

（株式の譲渡制限）
第６条　当会社の株式を譲渡するには、取締役会の承認を得なければならない。

（株式の取扱い）
第７条　当会社の株券の種類、株式の名義書換、その他株式に関する取扱いおよび手数料は、取締役会で定める株式取扱規則による。

（基準日）
第８条　当会社は、毎年３月３１日の最終の株主名簿に記載された議決権を有する株主をもって、その決算期の定時株主総会において権利を行使すべき株主とする。
②　前項のほか必要があるときは、取締役会の決議により、あらかじめ公告して、臨時に基準日を定めることができる。

第３章　株主総会

（招集の時期）
第９条　定時総会は毎決算期終了後その翌日より３ヶ月以内にこれを招集する。
②　臨時総会は必要ある場合にこれを招集する。

（招集権者）
第１０条　総会は法令に別段の定めある場合を除くほか、社長が、取締役会の決議に基づき、これを招集する。
②　社長に事故あるときは、取締役会においてあらかじめ定めた順序に従い、ほかの取締役がこれに代わる。

（議　長）
第１１条　総会の議長は社長がこれにあたる。
②　社長に事故あるときは、取締役会においてあらかじめ定めた順序に従い、ほかの取締役がこれに代わる。

③　議長は、総会の決議によって会議の延期もしくは続行を行なうことができる。この場合には別に招集手続を要しないものとする。

（普通決議）
第１２条　総会の決議は、法令または定款に別段の定めがある場合を除くほか、出席株主の議決権の過半数で行なう。

（議決権の代理行使）
第１３条　株主は総会において代理人に議決権の行使を委任することができる。この場合には、代理権を証明する委任状を差し出さなければならない。

（議事録）
第１４条　総会における議事の経過の要領およびその結果については、議事録を作成し、議長ならびに出席した取締役がこれに記名押印する。

第４章　取締役および取締役会

（定　員）
第１５条　当会社の取締役は１０名以内とする。

（選任方法）
第１６条　取締役は、株主総会において選任する。
②　取締役の選任決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数で行なう。
③　取締役の選任決議は累積投票によらないものとする。

（任　期）
第１７条　取締役の任期は、就任後２年内の最終の決算期に関する定時株主総会の終結のときまでとする。
②　増員により就任した取締役または任期満了前に退任した取締役の補欠として就任した取締役の任期は、ほかの在任取締役の任期の満了すべきときまでとする。

（代表取締役および役付取締役）
第１８条　代表取締役は、取締役会の決議により選任する。
②　取締役会の決議により、社長１名、副社長および常務取締役おのおの若干名を定めることができる。

（社長の職務）
第１９条　社長は、会社の業務を統理する。

② 社長に事故あるときは、取締役会においてあらかじめ定めた順序に従い、ほかの取締役がこれに代わる。

(取締役会の招集権者および議長)

第２０条　取締役会は、社長がこれを招集しその議長となる。

② 社長に事故あるときは、取締役会においてあらかじめ定めた順序に従い、ほかの取締役がこれに代わる。

(取締役会の招集通知)

第２１条　取締役会の招集通知は、会日の３日前に各取締役および各監査役に対して発する。ただし、緊急の必要があるときは、この期間を短縮することができる。

② 取締役および監査役全員の同意あるときは招集の手続を経ないで開くことができる。

(取締役会の決議方法)

第２２条　取締役会の決議は、取締役の過半数が出席し、出席取締役の過半数で行なう。

(取締役会の議事録)

第２３条　取締役会における議事の経過の要領およびその結果については、議事録を作成し、出席した取締役および監査役がこれに記名押印する。

(取締役会の運営)

第２４条　その他、当会社の取締役会の運営に関する事項は、取締役会で定める取締役会規則による。

(報　酬)

第２５条　取締役の報酬は、株主総会においてその範囲を定める。

第５章　監査役および監査役会

(定　員)

第２６条　当会社の監査役は５名以内とする。

(選任方法)

第２７条　監査役は、株主総会において選任する。

② 監査役の選任決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数で行なう。

(任　期)

第２８条　監査役の任期は、就任後４年内の最終の決算期に関する定時株主総会の終結のときまでとする。

② 任期の満了前に退任した監査役の補欠として就任した監査役の任期は、退任した監査役の任期の満了すべきときまでとする。

(監査役会の招集通知)

第２９条　監査役会の招集通知は、会日の３日前に各監査役に対して発する。ただし、緊急の必要があるときは、この期間を短縮することができる。

② 監査役全員の同意あるときは招集の手続を経ないで開くことができる。

(監査役会の決議方法)

第３０条　監査役会の決議は、法令に別段の定めある場合を除き、監査役の過半数で行なう。

(監査役会の議事録)

第３１条　監査役会における議事の経過の要領およびその結果については、議事録を作成し、出席した監査役がこれに記名押印する。

(監査役会の運営)

第３２条　その他、当会社の監査役会の運営に関する事項は、監査役会で定める監査役会規則による。

(報　酬)

第３３条　監査役の報酬は、株主総会においてその範囲を定める。

第６章　計　算

(決算期)

第３４条　当会社の決算期は、毎年３月３１日とする。

(利益配当金の支払)

第３５条　利益配当金は、毎年３月３１日現在の株主名簿に記載の株主または登録質権者に支払う。

(中間配当)

第３６条　当会社は、取締役会の決議により、毎年９月３０日の最終の株主名簿に記載された株主または登録質権者に対し、商法２９３条の５の規定により金銭の分配(中間配当金という)を行なうことができる。

付　則

（設立に際して発行する株式）
第１条　当会社の設立に際して発行する株式の総数は、２０万株とする。

（最初の営業年度）
第２条　当会社の最初の営業年度は、当会社成立の日から平成１５年３月３１日までとする。

（最初の取締役および監査役の任期）
第３条　当会社の最初の取締役および監査役の任期は、就任後最初に到来する決算期に関する定時株主総会の終結のときまでとする。

以　上

（２）分割計画書の参考事項

①取締役に関する参考事項

氏　名 （生年月日）	略　歴 ［他の会社の代表状況］	所有する 当社株式数
田　所　修　一 （昭和15年10月27日生）	昭和39年４月　当社入社 平成11年６月　同 取締役 船舶・車両事業本部船舶事業部長 平成13年４月　同 常務取締役 船舶カンパニープレジデント 現在に至る	28,000株
香　西　延　一 （昭和20年６月６日生）	昭和43年４月　当社入社 平成 ９年７月　同 船舶事業本部坂出造船工場長 平成13年４月　同 執行役員 船舶カンパニー坂出工場長 現在に至る	22,000株
谷　口　友　一 （昭和22年２月８日生）	昭和44年６月　当社入社 平成11年７月　同 船舶事業部技術総括部基本設計部長 平成13年４月　同 船舶カンパニー企画本部長 平成14年４月　同 執行役員 船舶カンパニー企画本部長 現在に至る	10,000株
前　川　義　人 （昭和17年４月２日生）	昭和41年４月　当社入社 平成 ４年１月　同 船舶事業本部企画室管理部長 平成 ９年６月　同 経理部長 平成13年４月　同 監査部長 現在に至る	25,000株

（次ページにつづく）

氏　名 (生年月日)	略　歴 [他の会社の代表状況]	所有する 当社株式数
神林伸光 (昭和23年5月28日生)	昭和46年4月　当社入社 平成10年4月　同 船舶事業部営業総括部商船営業部長 平成14年4月　同 船舶カンパニー営業本部副本部長兼商船営業部長 現在に至る	11,000株
冨田正和 (昭和23年1月30日生)	昭和46年7月　当社入社 平成12年7月　同 船舶事業部技術総括部基本設計部長 平成14年4月　同 船舶カンパニー技術本部副本部長兼基本設計部長 現在に至る	10,000株
佐藤禔員 (昭和17年9月8日生)	昭和40年4月　当社入社 平成12年6月　同 取締役 財務部長 経理部担当 平成13年4月　同 執行役員 財務経理部長 平成13年6月　同 取締役退任 平成14年4月　同 上席執行役員 財務経理部長 現在に至る [他の会社の代表状況] 川重ファイナンス㈱　取締役社長 KHI Europe Finance B.V.　取締役	34,000株

(注) 取締役候補者と当社との間には、いずれも特別の利害関係はありません。

②監査役に関する参考事項

氏　名 (生年月日)	略　歴	所有する 当社株式数
吉田進治 (昭和17年10月15日生)	昭和40年4月　当社入社 平成 9年7月　同 船舶営業本部副本部長兼商船営業部長 平成10年4月　同 船舶事業部営業総括部長 平成13年4月　同 船舶カンパニー営業本部長 現在に至る	29,000株
上田忠男 (昭和20年1月22日生)	昭和44年4月　当社入社 平成11年4月　同 関連企業室長 平成13年4月　同 経営企画部関連企業グループ長 現在に至る	11,000株

(次ページにつづく)

氏　　名 （生年月日）	略　　歴	所有する 当社株式数
山　中　秀　一 （昭和26年5月15日生）	昭和49年4月　当社入社 平成 9年6月　同 総合企画室主幹 平成10年3月　Kawasaki Motors Enterprise (Thailand) Co., Ltd. 出向 平成11年2月　当社総合企画室参与 平成13年4月　同 経営企画部参与 現在に至る	3,000株
片　岡　直　次 （昭和32年12月10日生）	昭和55年4月　当社入社 平成12年4月　同 関連企業室参事 平成13年4月　同 経営企画部関連企業グループ参事 現在に至る	2,000株

（注）監査役候補者と当社との間には、いずれも特別の利害関係はありません。
また、監査役候補者全員は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の資格要件を満たす候補者であります。

③会計監査人に関する参考事項

名　　称	朝日監査法人
事　務　所	・主たる事務所　東京都新宿区津久戸町１番２号 ・その他の事務所　大阪、神戸他２９ヶ所
沿　　革	平成５年１０月１日に、監査法人 朝日新和会計社（昭和６０年７月１日設立）と井上斎藤英和監査法人（昭和５３年４月５日設立）が合併し、朝日監査法人となりました。
構成人員	公認会計士　1，２８８名（うち代表社員１６７名・社員１７５名） 会計士補　６７１名 その他職員　７８２名 合　計　2，７４１名
監査関与会社等	３，８４６社

（平成１４年3月３１日現在）

(３)商法第374条ノ２第１項第２号の株式の割当に関する説明

当社は、新設会社が発行する普通株式２０万株の全てを当社に割り当てることを決定いたしました。

割り当てる株式の数の如何によらず当社の純資産額ならびに当社株主の権利に変動はありません。

(４)商法第374条ノ２第１項第３号の各会社の負担すべき債務の履行の見込みに関する説明

当社および新設会社の双方について、分割時の資産、負債および純資産の額、今後の業績予想等を勘案して、いずれも負担すべき債務の履行の確実性には問題がないものと判断されます。

分割による承継前後の各社の資産等の予想は次のとおりです。

(単位：億円)

		資産額	負債額	純資産額
承継前	当社	10,000	8,600	1,400
承継後	当社	9,200	7,800	1,400
	新設会社	900	800	100

上記の資産、負債および純資産の予想額は、平成14年３月31日現在の当社貸借対照表に記載された価額を基に、分割時までの変動要素を加味し、事業の関連性を考慮して新設会社への承継資産、負債を予想し作成したものです。なお、平成14年３月31日現在の当社貸借対照表については、当社の会計監査人である朝日監査法人の監査を受けております。

ご参考までに、各社の業績は次のとおり予想しております。

①当社の業績予想

(単位：億円)

	平成15年３月期
売上高	9,000
営業利益	200
経常利益	110

（下線は変更部分を示します。）

現行定款	変更案
第４章　取締役および取締役会 （選任方法） 第18条 取締役は、株主総会において選任する。 ② 取締役の選任決議は、議決権ある株式総数の３分の１以上にあたる株式を有する株主が出席し、その議決権の過半数で行なう。 ③ 取締役の選任決議は、累積投票によらない。	第４章　取締役および取締役会 （選任方法） 第18条　　　　（現行どおり） ② 取締役の選任決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数で行なう。 ③　　　　（現行どおり）
第５章　監査役および監査役会 （選任方法） 第29条 監査役は、株主総会において選任する。 ② 監査役の選任決議は、議決権ある株式総数の３分の１以上にあたる株式を有する株主が出席し、その議決権の過半数で行なう。	第５章　監査役および監査役会 （選任方法） 第29条　　　　（現行どおり） ② 監査役の選任決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数で行なう。
第６章　計　算 （利益配当金の支払い） 第37条 利益配当金は、毎年３月３１日の最終の株主名簿に記載された株主または登録質権者に支払う。	第６章　計　算 （利益配当金の支払い） 第37条 利益配当金は、毎年３月３１日の最終の株主名簿に記載または記録された株主または登録質権者に支払う。
（中間配当） 第38条 当会社は、取締役会の決議により、毎年９月３０日の最終の株主名簿に記載された株主または登録質権者に対し、商法第２９３条の５の規定により、金銭の分配（中間配当金という）を行なうことができる。	（中間配当） 第38条 当会社は、取締役会の決議により、毎年９月３０日の最終の株主名簿に記載または記録された株主または登録質権者に対し、商法第２９３条の５の規定により、金銭の分配（中間配当金という）を行なうことができる。

なお、「商法等の一部を改正する等の法律」（平成１３年法律第７９号、平成１３年１０月１日施行）に基づく額面株式の廃止および単元株制度の導入に係る規定の変更ならびに「株式の消却の手続に関する商法の特例に関する法律」（平成９年法律第５５号）に基づく自己株式の取得に関する規定の削除については、株主総会の決議を要さないため、平成１３年１１月１日付けで、次のとおり定款の記載を変更いたしました。

②新設会社の業績予想

（単位：億円）

	平成15年3月期
売　上　高	650
営業利益	40
経常利益	35

平成15年3月期は6か月間の業績であります。

（5）商法第374条ノ2第1項第4号および第6号の貸借対照表および損益計算書の内容

別添の「第１７９期報告書」１４ページから１８ページに記載のとおりであります。

第3号議案　定款一部変更の件

「商法等の一部を改正する等の法律」（平成１３年法律第７９号）が平成１３年１０月１日に施行され、取締役および監査役の選任決議における定足数の算定基準が変更となったこと、ならびに「商法等の一部を改正する法律」（平成１３年法律第１２８号）が平成１４年４月１日に施行され、株主名簿の電磁的作成について明文化されたことに伴い、所要の変更を行なうものであります。

変更案の内容は、次のとおりであります。

（下線は変更部分を示します。）

現　行　定　款	変　更　案
第2章　株式および株主 （基準日） 第10条 当会社は、毎年3月31日の最終の株主名簿（実質株主名簿を含む。以下同じ。）に記載された議決権を有する株主（実質株主を含む。以下同じ。）をもって、その決算期の定時株主総会において権利を行使すべき株主とする。 ② 前項のほか必要があるときは、取締役会の決議により、あらかじめ公告して、臨時に基準日を定めることができる。	第2章　株式および株主 （基準日） 第10条 当会社は、毎年3月31日の最終の株主名簿（実質株主名簿を含む。以下同じ。）に<u>記載または記録</u>された議決権を有する株主（実質株主を含む。以下同じ。）をもって、その決算期の定時株主総会において権利を行使すべき株主とする。 ②　　　　（現行どおり）

（次ページにつづく）

（下線は変更部分を示します。）

変　更　前	変　更　後
第２章　株式および株主	第２章　株式および株主
（株式総数、１株の金額） 第５条　当会社の発行する株式の総数は、３３億６千万株とする。 ②　額面株式の１株の金額は、５０円とする。	（株式総数） 第５条　当会社の発行する株式の総数は、３３億６千万株とする。 （削　除）
（取締役会決議による自己株式の取得） 第５条の2　当会社は、平成１０年６月２６日後、取締役会の決議をもって、１億３千９百万株を限度として、利益による消却のために自己株式を買い受けることができる。	（削　除）
（１単位の株式数） 第７条　当会社の１単位の株式の数は、1,000株とする。 （新　設）	（１単元の株式数および単元未満株券の不発行） 第７条　当会社の１単元の株式の数は、1,000株とする。 ②　当会社は、１単元の株式の数に満たない株式（以下「単元未満株式」という）の数を表示した株券を発行しない。ただし、株式取扱規則に定めるところについてはこの限りでない。
（株式の取扱い） 第８条　当会社の株式の名義書換、実質株主通知の受理、単位未満株式の買取り、その他株式に関する取扱いおよび手数料は、取締役会で定める株式取扱規則による。	（株式の取扱い） 第８条　当会社の株式の名義書換、実質株主通知の受理、単元未満株式の買取り、その他株式に関する取扱いおよび手数料は、取締役会で定める株式取扱規則による。
（名義書換代理人） 第９条　当会社は、株式につき名義書換代理人をおく。 ②　名義書換代理人およびその事務取扱場所は、取締役会の決議によって選定し、これを公告する。 ③　当会社の株主名簿および実質株主名簿は、名義書換代理人の事務取扱場所に備えおき、株式の名義書換、実質株主通知の受理、単位未満株式の買取り、その他株式に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。	（名義書換代理人） 第９条　（現行どおり） ②　（現行どおり） ③　当会社の株主名簿および実質株主名簿は、名義書換代理人の事務取扱場所に備えおき、株式の名義書換、実質株主通知の受理、単元未満株式の買取り、その他株式に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。

第４号議案　取締役２名選任の件

本総会終結のときをもって、取締役 橋口寛信、大前　太の両氏は辞任されます。
つきましては、新たに取締役２名の選任をお願いいたしたいと存じます。
取締役候補者は、次のとおりであります。

候補者番号	氏名（生年月日）	略歴［他の会社の代表状況］	所有する当社株式数
1	中山幹彦（昭和16年10月２日生）	昭和40年４月　当社入社 平成９年６月　同 船舶事業本部技術室長 平成11年４月　同 船舶事業部神戸造船工場長 平成13年４月　同 執行役員 船舶カンパニー神戸工場長 現在に至る ［他の会社の代表状況］ 川重ジェイ・ピイ・エス㈱　取締役社長	109,000株
2	寺崎正俊（昭和17年11月18日生）	昭和41年４月　当社入社 平成９年６月　同 労働部長 平成13年４月　同 執行役員 人事労政部長 平成14年１月　同 経営企画部長 人事労政部担当 平成14年４月　同 経営企画部長 現在に至る	27,000株

（注）取締役候補者と当社との間には、いずれも特別の利害関係はありません。

第５号議案　監査役２名選任の件

監査役 田付俊明氏の任期は、本総会終結のときをもって満了いたします。

つきましては、監査体制の充実・強化のため、新たに監査役２名の選任をお願いいたしたいと存じます。

なお、本議案につきましては、あらかじめ監査役会の同意を得ております。

監査役候補者は、次のとおりであります。

候補者番号	氏名（生年月日）	略歴［他の会社の代表状況］	所有する当社株式数
1	和田義次（昭和18年9月5日生）	昭和41年4月　当社入社 平成9年7月　同 機械・環境・エネルギー事業本部企画室副室長兼環境装置第一事業部管理部長 平成11年7月　同 環境装置事業部副事業部長兼管理部長 平成13年4月　同 プラント・環境・鉄構カンパニー環境ビジネスセンター副センター長 平成13年6月　大阪動力工業㈱ 取締役社長 現在に至る ［他の会社の代表状況］ 大阪動力工業㈱　取締役社長	29,000株
2	川本洋（昭和11年1月5日生）	昭和34年4月　川崎汽船㈱入社 昭和63年6月　同 取締役 平成2年6月　同 常務取締役 平成6年6月　同 専務取締役 平成10年1月　同 取締役副社長 平成12年6月　川崎汽船㈱ 取締役副社長退任 平成12年10月　㈱ケイライン物流ホールディングス 取締役社長 平成13年10月　㈱ケイロジスティックス　取締役社長 現在に至る ［他の会社の代表状況］ ㈱ケイライン物流ホールディングス、㈱ケイロジスティックス 各取締役社長	0株

(注) 監査役候補者と当社との間には、いずれも特別の利害関係はありません。
また、和田義次氏は、大阪動力工業㈱の取締役を平成14年6月24日に辞任の予定であります。
なお、川本　洋氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役の資格要件を満たす候補者であります。

第６号議案　退任取締役および退任監査役に退職慰労金贈呈の件

本総会終結のときをもって辞任される取締役 橋口寛信、大前　太の両氏および退任される監査役 田付俊明氏に対し、取締役および監査役在任中の労に報いるため、当社の定める一定の基準に従い、退職慰労金を贈呈することといたしたいと存じます。

なお、その具体的金額、贈呈の時期、方法の決定は、退任取締役については取締役会に、退任監査役については監査役の協議に、それぞれご一任願いたいと存じます。

退任取締役および退任監査役の略歴は、次のとおりであります。

氏　　名	略　　歴
橋　口　寛　信	平成 9年6月　当社取締役 平成11年6月　同 常務取締役　現在に至る
大　前　　太	平成 9年6月　当社取締役 平成11年6月　同 常務取締役 平成14年4月　同 取締役　現在に至る
田　付　俊　明	平成11年6月　当社監査役(常勤)　現在に至る

以　上

メ モ 欄

インターネットによる議決権行使について

1．システム環境

(1)インターネットにアクセスできる状態であること。

(2)マイクロソフト社 インターネット・エクスプローラー(Microsoft® Internet Explorer) Ver.5.01 Service Pack 2 以上

(3)アドビ システムズ社 アクロバット・リーダー(Adobe® Acrobat® Reader™) Ver.4.0 以上

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2．ご注意事項

(1)インターネットによる議決権行使は、当社の指定する議決権行使専用ウェブサイト(http://www.web54.net)をご利用いただくことによってのみ可能です。

(2)書面とインターネットにより二重に議決権を行使された場合は、後に到着したものを有効としますが、同日に到着したものは、インターネットによる議決権行使を有効といたします。

(3)インターネットにより複数回、議決権を行使された場合は、最後に行なわれたものを有効といたします。

(4)仮パスワードでの最初のアクセス時に、本株主総会でご使用いただくパスワードをご入力いただきますので、大切に保管願います。

なお、パスワードのご照会はできませんのでご了承願います。

(5)プロバイダーへの接続料金および通信料金等などが必要な場合がありますが、株主様のご負担となります。

3．お問い合わせ先

(1)議決権行使でのパソコン等の操作方法について

中央三井　証券代行ウェブサポート　専用ダイヤル

電話　03(5677)2031

(月曜 ～ 金曜　9：00～21：00)

(2)議決権行使以外の株主様のお届出住所、ご所有株式数等について

中央三井信託銀行証券代行事務センター

電話　03(3323)7111

(月曜 ～ 金曜　9：00～17：00)

会 場 ご 案 内 図

会　場　神戸市中央区東川崎町１丁目５番７号
　　　　神戸情報文化ビル４階　神戸新聞松方ホール

（今回から会場が変更となっておりますので、ご注意願います。）



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June 7,2002

Dear Shareholders

Masamoto Tazaki
President
Kawasaki Heavy Industries, Ltd.
1-1 Higashikawasaki-cho 3chome,
Chuo-ku, Kobe

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

We would like to invite you to the 179th Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. to be held as outlined below.

If you are unable to attend, you may vote in writing and are respectfully requested to return to us the Voting Right Exercise Form indicating your approval or disapproval with your seal or signature after reading the attached information, or you may vote by internet (http://www.web54.net) by your id and provisional password printed on the Voting Right Exercise Form.

Date and time : Thursday June 27, 2002 , 10:00a.m. (9:00a.m. open place)
Place : 5-7 Higashikawasaki-cho 1chome,Chuo-ku, Kobe
Kobe Joho bunka Building 4F , Kobe Shimbun Matsukata Hall

Agenda:

Report:

Business report, Balance Sheet and Income Statement for the 179th business term (from April 1 ,2001 to March 31 , 2002)

Proposals:

No.1: Approval of proposed Appropriation of Retained Earnings for the 179th Business Term
No.2: Approval of Separation of Shipbuilding Division into an Independent Company
No.3: Amendment to the Articles of Incorporation
No.4: Election of 2 Directors
No.5: Election of 2 Corporate auditors
No.6: Retirement bonus for retiring Directors and Corporate auditor

-END-

This is a summary translation of a notice in Japanese circulated to Japanese shareholders and merely for the convenience of foreign shareholders.

Referential Information for exercising your Voting Rights

1.Total number of voting rights held by all shareholders:

1,381,910 votes

2.Proposal and referential matters

No.1: Approval of proposed Appropriation of Retained Earnings for the 179th Business Term.

Profits in the 179th business term were up compared with those of three years earlier. Despite this, taking into account such matters as the strengthening of our management structure, future expansion and development of our business, we propose that no dividend be paid in order to allocate profits to internal reserves.

Proposed Appropriations of Retained Earnings

	(In yen)	(In U.S.dollars)
Retained earnings at the end of the period	11,300,393,879	84,805,958
Reversal of reserve for special depreciation	175,042,159	1,313,637
Reversal of reserve for overseas investment loss	3,486,000	26,161
Reversal of reserve for deferred gain on sales of Fixed assets	23,849,982	178,987
Total	11,502,772,020	86,324,743
Proposed appropriations:		
Reserve for special depreciation	78,807,525	591,426
Reserve for deferred gain on sales of Fixed assets	3,066,236,535	23,011,156
Retained earnings to be carried forward	8,357,727,960	62,722,161

(Note) Japanese Yen is translated into U.S. Dollars at the rate of 133.25 Yen per dollar, the exchange rate at March 31, 2002.

No.2: Approval of proposed Separation of Shipbuilding Division into an Independent Company

The immediate prospects for our shipbuilding section are good, owing to its specialization in submarines and gas ships. Despite this, we expect worldwide overcapacity and exchange rate fluctuations will lead to the continuation of severe business conditions.

For this reason, we intend to separate our shipbuilding section on October 1, 2002, into an independent company. The new company will become a wholly owned subsidiary, and will implement management structures that are speedier, more efficient and more responsive to changing business conditions, such as exchange rate fluctuations.

The new company will concentrate management resources on high-value-added products for submarines and liquefied natural gas (LNG) and liquefied petroleum gas (LPG) carriers. Such products have earned an outstanding reputation from customers, based on many achievements in developments, constructions, and maintenance.

The new company will also implement a plan to reduce fixed costs and improve productivity in order to establish a strong constitution against change of competition environment or business conditions.

We will provide management assistance for the new company, including sales, technical and financial support, and will aim to maximize the comprehensive capabilities of the Kawasaki Heavy Industries Group.

The New company profile:

1.Name	Kawasaki Shipbuilding Corporation
2.Business Lines	To design, manufacture and sell ships, naval vessels, marine equipment, the other transportation equipment and their facilities, components.
3.Establish	Oct.1, 2002
4.Head Office	Kobe
5.Shipyards	Kobe, Sakaide
6. Representative	Shuichi Tadokoro (Managing Director , Kawasaki Heavy Industries, Ltd. and President , Shipbuilding Company (present post))
7.Directors	Nobuichi Kozai (Executive Officer, Kawasaki Heavy Industries, Ltd. and General Manager, Sakaide Shipyard, Shipbuilding Company(present post))
	Tomokazu Taniguchi (Executive Officer, Kawasaki Heavy Industries, Ltd. and General Manager , Planning & Control Division, Shipbuilding Company(present post))
	Yoshito Maekawa (Associate Officer, Kawasaki Heavy Industries, Ltd. and Senior Manager, Auditing Department(present post))
	Nobumitsu Kambayashi (Associate Officer, Kawasaki Heavy Industries, Ltd. and Deputy General Manager, Marketing & Sales Division and Senior Manager, Merchant Ship Sales Department, Shipbuilding Company (present post))
	Masakazu Tomita (Associate Officer, Kawasaki Heavy Industries, Ltd. and Deputy General Manager, Engineering Division and Senior Manager, Initial Design Department, Shipbuilding Company (present post))
	Masakazu Sato (Senior Executive Officer, Kawasaki Heavy Industries, Ltd. and Senior Manager, Finance & Accounting Department (present post))

8.Corporate Auditors	Shinji Yoshida (Associate Officer, Kawasaki Heavy Industries, Ltd. and General Manager, Marketing & Sales Division , Shipbuilding Company(present post))
	Tadao Ueda (Associate Officer, Kawasaki Heavy Industries, Ltd. In charge of Subsidiary Company Control and Manager, Subsidiary Company Control Section(present post))
	Shuichi Yamanaka (Senior Staff Officer, Corporate Planning Department, Kawasaki Heavy Industries, Ltd. (present post))
	Naotsugu Kataoka (Staff Officer, Subsidiary Company Control Section, Corporate Planning Department, Kawasaki Heavy Industries, Ltd. (present post))
9.Capital	10,000 million yen
10.Number of Shares	200,000 shares
11.Shareholders' Equity	Approximately 10,000 million yen
12.Total Assets	Approximately 90,000 million yen
13.The date of Closing Accounts	Mar. 31
14.Number of Employees	Approximately 1,750(initially)
15. Shareholder	Kawasaki Heavy Industries, Ltd. (100%)

16.Financial Forecasts:

(million yen)

	2002.3
Net Sales	65,000
Operating income	4,000

(Notes:) 2002.3 is the six months accounts.

As the new company will be the Kawasaki Heavy Industries, Ltd.' consolidated subsidiaries, there is no influence on the consolidated accounting.

No.3: Amendment to the Articles of Incorporation.

As the Revised Commercial Code(Law No.79 of 2001) became effective on October 1,2001, the standard for calculating the quorum for the election of Directors and Auditors was changed.

For the above reason, it is proposed that the necessary amendments be made.

Current Article	Proposed Article
Chapter IV Directors and Board of Directors	Chapter IV Directors and Board of Directors
Method of Election Art. 18 1) The Directors shall be elected at the Meeting of Shareholders.	Method of Election Art. 18 1) (not amended)
2) A resolution as to election of Directors must be adopted by a majority of votes of those shareholders present at a Meeting where more than one-third of the aggregate number of voting shares are represented.	2) A resolution as to election of Directors must be adopted by a majority of votes of those shareholders present at a Meeting where <u>those shareholders have</u> more than one-third of <u>the aggregate number of voting rights.</u>
3) Cumulative voting shall not be adopted in the election of Directors.	3) (not amended)

Current Article	Proposed Article
Chapter V Auditors and Board of Auditors	Chapter V Auditors and Board of Auditors
Method of Election Art. 29	Method of Election Art. 29
1) The Auditors shall be elected at the Meeting of Shareholders.	1) (not amended)
2) A resolution as to election of Auditors must be adopted by a majority of votes of those shareholders present at a Meeting where more than one-third of the aggregate number of voting shares are represented.	2) A resolution as to election of Auditors must be adopted by a majority of votes of those shareholders present at a Meeting where those shareholders have more than one-third of the aggregate number of voting rights.

No.4: Election of 2 Directors.

Directors, Messrs. Hironobu Hashiguchi and Toru Ohmae will retire at the end of this ordinary general meeting of shareholders. It is proposed that new 2 Directors be elected.

The candidates for Directors is as follows :

No.	Name (Date of Birth)	Brief Personal Record [Representation in other company]	Shares of the company
1	Mikihiko Nakayama (Oct.2,1941)	Apr.1965- entered Kawasaki Heavy Industries, Ltd. Jun.1997- Senior Manager, Central Technical Office , Ship Group Apr.1999- General Manager , Kobe Shipyard Apr.2001- Executive Officer General Manager , Kobe Shipyard , Shipbuilding Company (present post) [Representation in other companies] President, KHI JPS CO.,LTD.	109,000 Shares
2	Masatoshi Terasaki (Nov.18,1942)	Apr.1966- entered Kawasaki Heavy Industries, Ltd. Jun.1997- Senior Manager , Labor Department Apr.2001- Executive Officer Senior Manager , Personnel & Labor Administration Department Jan.2002- Senior Manager , Corporate Planning Department In charge of Personnel & Labor Administration Department Apr.2002- Senior Manager , Corporate Planning Department (present post)	27,000 Shares

There is no special interest between the Company and the candidates.

No.4: Election of 2 Corporate auditor.

Mr. Toshiaki Tatsuki's term will expire at the end of this ordinary general meeting of shareholders. It is proposed that new 2 Corporate auditors be newly elected in order to further enhance the corporate audit.

This proposal was agreed by the Board of Corporate auditors.

The candidates for Corporate auditor is as follows :

No.	Name (Date of Birth)	Brief Personal Record	Shares of the company
1	Yoshitsugu Wada (Sep. 5,1943)	Apr.1966- entered Kawasaki Heavy Industries, Ltd. Jul.1997- Deputy Senior Manager, Marketing & Planning Office, Machinery, Environment & Power Plant Group Senior Manager, Control Department of Environmental Control Plant Division 1 Jul.1999- Deputy General Manager, Environmental Control Plant Division & Senior Manager, Control Department Apr.2001- Deputy General Manager, Environmental Control Plant Division of Plant & Infrastructure Engineering Company Jun.2001- President, Osaka Power Engineering Company (present post) [Representation in other companies] President, Osaka Power Engineering Company	29,000 shares
2	Hiroshi Kawamoto (Jan. 5,1936)	Apr.1959- entered Kawasaki Kisen Kaisya, Ltd. Jun.1988- Director Jun.1990- Managing Director Jun.1994- Executive Managing Director Jan.1998- Executive Vice President Jun.2000- resigned from Executive Vice President Oct.2000- President, "K" Line Logistics Holdings, Inc. Oct.2001- President, "K" Logistics Corp.(present post) [Representation in other companies] President, "K" Line Logistics Holdings, Inc. President, "K" Logistics Corp.	0 shares

There is no special interest between the Company and the candidates.

Mr. Yoshihiko Wada will resign from Director , Osaka Power Engineering Company in June 24,2002.

Mr.Hiroshi Kawamoto is the candidate for the independent auditor as provided for Section 1,Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit , etc. of Joint-Stock Companies.

No.5: Retirement bonus for retiring Directors and Corporate auditor.

Directors, Messrs. Hironobu Hashiguchi and Toru Ohmae will retire and Corporate auditor , Mr. Toshiaki Tatsuki will expire at the end of this ordinary general meeting of shareholders . In appreciation of their service during their terms in office , it is proposed to pay them retirement bonus according to the standards of the Company , and also proposed that the exact amount , date and manner of payment for the retiring Directors are entrusted to the Board of Directors , and for the retiring Corporate auditor are entrusted to the agreement between Corporate auditors.

Brief personal records of each of retiring Directors and Corporate auditor are as follows :

Name	Brief Personal Records
Hironobu Hashiguchi	Jun.1997- Director Jun.1999- Managing Director (present post)
Toru Ohmae	Jun.1997- Director Jun.1999- Managing Director Apr.2002- Director (present post)
Toshiaki Tatsuki	Jun.1999- Corporate auditor (present post)

-END-

(Attachment)

Condensed Non-consolidated Balance Sheet

(As of March 31, 2002)

	(In millions of yen)	(In Thousands of U.S.dollars)
Assets :		
Current assets	722,796	5,424,364
Property, plant and equipment	157,248	1,180,098
Other non-current assets	137,228	1,029,850
Total assets	1,017,272	7,634,312
Liabilities and shareholders' equity :		
Current liabilities	594,508	4,461,602
Long-term liabilities	280,555	2,105,478
Shareholders' equity	142,209	1,067,232
Total liabilities and shareholders' equity	1,017,272	7,634,312

Condensed Non-consolidated Statement of Income

(For the year ended March 31, 2002)

	(In millions of yen)	(In Thousands of U.S.dollars)
Net sales	914,616	6,863,912
Cost of sales	821,226	6,163,051
Gross profit	93,390	700,861
Selling, general and administrative expenses	68,132	511,307
Operating profit	25,258	189,554
Other income (expenses)	(11,680)	(87,652)
Profit before income taxes	13,578	101,902
Income taxes		
Current	667	5,005
Deferred	5,048	37,885
Net profit	7,863	59,012

(Note) Japanese Yen is translated into U.S. Dollars at the rate of 133.25 Yen per dollar, the exchange rate at March 31, 2002.

[redacted]

平成１４年６月２７日

株　主　各　位

神戸市中央区東川崎町3丁目1番1号
（本社事務所）
神戸市中央区東川崎町1丁目1番3号
川崎重工業株式会社
取締役社長　田　崎　雅　元

第１７９期定時株主総会決議ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。

さて、本日開催の当社第１７９期定時株主総会において、下記のとおり報告ならびに決議されましたので、ご通知申しあげます。

なお、当期の配当につきましては、誠に申し訳なく存じますが無配とさせていただきましたので、なにとぞご了承賜わりたくお願い申しあげます。

敬　具

記

報告事項　第１７９期（平成13年４月１日から平成14年３月31日まで）営業報告書、貸借対照表および損益計算書報告の件

本件は、上記計算書類の内容を報告いたしました。

第１号議案　第１７９期利益処分案承認の件

本件は、原案どおり承認可決されました。

第２号議案　分割計画書承認の件

本件は、原案どおり、平成１４年１０月１日をもって船舶部門を分割し、同部門に属する権利義務を新たに設立する当社全額出資の子会社（株式会社川崎造船）に承継させることとして、承認可決されました。

第３号議案　定款一部変更の件

本件は、原案どおり、取締役および監査役の選任決議における定足数の算定基準ならびに株主名簿の電磁的作成に関する規定について、所要の変更を行なうこととして、承認可決されました。

第４号議案　取締役２名選任の件

本件は、原案どおり中山幹彦、寺崎正俊の２名が選任され就任いたしました。

第５号議案　監査役２名選任の件

本件は、原案どおり和田義次、川本　洋の２名が選任され就任いたしました。

第６号議案　退任取締役および退任監査役に退職慰労金贈呈の件

本件は、退任取締役 橋口寛信、大前　太の両氏および退任監査役 田付俊明氏に対し、当社の定める一定の基準に従い、退職慰労金を贈呈することとし、その具体的金額、贈呈の時期、方法の決定は、退任取締役については取締役会に、退任監査役については監査役の協議に、それぞれ一任することに承認可決されました。

以　上

本定時株主総会終了後開催の取締役会において、次のとおり役付取締役が新たに選任され就任いたしました。

常務取締役　中山幹彦
常務取締役　寺崎正俊

また、監査役の互選により、常勤の監査役は次のとおり決定いたしました。

監査役　西尾常光
監査役　和田義次

当社は、貸借対照表および損益計算書を、定款紙での決算公告に代えて、ホームページに掲載することといたしましたのでお知らせいたします。ホームページアドレスは次のとおりです。

http://www.khi.co.jp/

June 27, 2002

Dear Shareholders

Masamoto Tazaki
President
Kawasaki Heavy Industries, Ltd.
1-1 Higashikawasaki-cho 3chome,
Chuo-ku, Kobe

RESOLUTIONS OF GENERAL MEETING OF SHAREHOLDERS

We inform you of the resolutions of the 179th Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. held in Kobe on June 27, 2002 as follows:

Reported:

Business report, Balance Sheet and Income Statement for the 179th business term (from April 1 ,2001 to March 31 , 2002) were reported.

Resolutions:

No.1: Approval of proposed Appropriation of Retained Earnings for the 179th business term
This proposal was approved as originally proposed.

No.2: Approval of Separation of Shipbuilding Division into an Independent Company
This proposal to separate our shipbuilding section on October 1, 2002, into an independent company was approved as originally proposed.

No.3: Amendment to the Articles of Incorporation
This proposal to make the necessary amendments for the change of the standard for calculating the quorum for the election of Directors and Auditors was approved as originally proposed.

No.4: Election of 2 Directors
New Directors, Mikihiko Nakayama and Masatoshi Terasaki were elected and have taken office.

No.5: Election of 2 Corporate auditors
New Corporate auditors, Yoshitsugu Wada and Hiroshi Kawamoto were elected and have taken office.

No.6: Retirement bonus for retiring Directors and Corporate auditor

It was approved as originally proposed that Retirement bonus be paid for Messrs. Hironobu Hashiguchi , Toru Ohmae and Toshiaki Tatsuki according to the standards of the Company , and that the exact amount , date and manner of payment for the retiring Directors be entrusted to the Board of Directors , and for the retiring Corporate auditor be entrusted to the agreement between Corporate auditors.

This translation has been prepared solely for the convenience of shareholders.

-END-

川崎重工業株式会社
広報室（東京） Tel. (03) 3435-2130
広報室（神戸） Tel. (078) 371-9531
ホームページ http://www.khi.co.jp/

NO.2002015

2002年5月17日

平成14年3月期 決算短信（連結）

川崎重工は、平成14年3月期決算（平成13年4月1日～平成14年3月31日）について、つぎのとおりお知らせいたします。

■平成14年3月期決算概要

連結決算

（単位：億円）

	当 期 （14年3月期）	前 期 （13年3月期）	増 減
受 注 高	10,347	12,736	△ 2,389
売 上 高	11,445	10,604	840
営 業 利 益	313	44	268
経 常 利 益	142	△ 35	177
税引前当期純利益	159	△ 184	344
当期純利益	62	△ 103	166
1株当たり当期純利益	4.51円	△ 7.42円	11.93円
総 資 産	12,550	12,474	76
株 主 資 本	1,677	1,640	36
営業活動によるｷｬｯｼｭﾌﾛｰ	607	92	515
投資活動によるｷｬｯｼｭﾌﾛｰ	△ 280	△ 207	△ 73
フリーキャッシュフロー	327	△ 114	442
財務活動によるｷｬｯｼｭﾌﾛｰ	△ 185	35	△ 221

単独決算

（単位：億円）

	当 期 （14年3月期）	前 期 （13年3月期）	増 減
受 注 高	8,250	10,546	△ 2,296
売 上 高	9,146	8,508	638
営 業 利 益	252	△ 29	282
経 常 利 益	120	△ 38	158
税引前当期純利益	135	△ 206	342
当期純利益	78	△ 126	205
1株当たり当期純利益	5.65円	△ 9.10円	14.76円
1株当たり年間配当金	0.0円	0.0円	―
総 資 産	10,172	10,103	69
株 主 資 本	1,422	1,415	6

平成 14年 3月期　決算短信（連結）

平成 14年 5月 17日

上場会社名　川崎重工業株式会社　上場取引所 東① 大① 名①

コード番号　7012　(URL http://www.khi.co.jp/)　他 2 証券取引所

問合せ先 責任者役職名　財務経理部長　本社所在都道府県

氏　名　佐藤 提員　TEL (03) 3435 - 2130　兵庫県

決算取締役会開催日　平成 14年 5月 17日

米国会計基準採用の有無　無

1. 14年 3月期の連結業績(平成 13年 4月 1日 ～ 平成 14年 3月 31日)

(1)連結経営成績

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
14年 3月期	1,144,534	7.9	31,310	602.0	14,208	-
13年 3月期	1,060,479	△ 7.7	4,460	256.5	△ 3,512	-

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
14年 3月期	6,281	-	4.51	4.37	3.7	1.1	1.2
13年 3月期	△ 10,319	-	△ 7.42	-	△ 6.0	△ 0.2	△ 0.3

(注)①持分法投資損益　14年 3月期　378 百万円　13年 3月期　△1,585 百万円

②期中平均株式数(連結)　14年 3月期 1,390,587,928 株　13年 3月期 1,390,593,723 株

③会計処理の方法の変更　無

④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
14年 3月期	1,255,074	167,730	13.3	120.61
13年 3月期	1,247,471	164,080	13.1	117.99

(注)期末発行済株式数(連結)　14年 3月期 1,390,570,341 株　13年 3月期 1,390,594,908 株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
14年 3月期	60,793	△ 28,089	△ 18,588	89,776
13年 3月期	9,235	△ 20,732	3,582	75,211

(4)連結範囲及び持分法の適用に関する事項

連結子会社数 105 社　持分法適用非連結子会社数 0 社　持分法適用関連会社数 17 社

(5)連結範囲及び持分法の適用の異動状況

連結(新規)2 社 (除外)2 社　持分法(新規)0 社 (除外) 1 社

2. 15年 3月期の連結業績予想(平成 14年 4月 1日 ～ 平成 15年 3月 31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	1,250,000	22,000	14,000

(参考)1株当たり予想当期純利益(通期)　10 円 06 銭

※上記業績予想に関する事項は、添付資料7～9ページを御覧ください。

1. 企業集団の状況

当グループは、当社、子会社107社及び関連会社30社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでおります。なお、これらの７事業区分は事業の種類別セグメントの区分と同一であります。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなります。

[主な事業内容]

船舶事業

船舶等の製造・販売

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業

航空機等の製造・販売

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機、油圧機器等の製造・販売

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業

二輪車、四輪バギー車（ATV）、多用途四輪車、パーソナルウォータークラフト（｢ジェットスキー｣）、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業

防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

[当社及び主要関係会社の位置付け]

船舶事業

当社で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（関連会社）が独自に船舶の製造・販売を行っております。

車両事業

当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っております。また、Kawasaki Construction Machinery Corp. of America、(株）日本除雪機製作所（いずれも連結子会社）が、それぞれ土木建設機械、除雪機械等の製造の一部及び販売を、（株）カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を担当しております。

航空宇宙事業

当社で製造・販売を行っているほか、日本飛行機(株)（関連会社）が独自に製造・販売ならびに製造の一部分担を行っております。

ガスタービン・機械事業

当社で製造・販売を行っているほか、川重冷熱工業(株)（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、(株)カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を、Kawasaki Precision Machinery (U.K.)Limited（連結子会社）が油圧装置の製造・販売を行っております。

プラント・環境・鉄構事業

当社で製造・販売を行っているほか、川重プラント(株)（連結子会社）が産業機械の製造・販売を行っており、また、川重工事(株)（連結子会社）が鋼構造物等の製造・販売を行っております。

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ATV）、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造しております。更に販売面においては、国内向二輪車他を(株)カワサキモータースジャパン（連結子会社）が、(株)カワサキマシンシステムズ（連結子会社）が産業用ロボットの販売を、海外向二輪車他をKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.、Kawasaki Motoren G.m.b.H（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (U.S.A.) Inc.（連結子会社）ほかがそれぞれ販売しております。

その他事業

川重防災工業(株)（連結子会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事(株)、川崎興産(株)（いずれも連結子会社）他が商業を、Kawasaki Heavy Industries (H.K.) Ltd.、Kawasaki Heavy Industries (U.S.A.) Inc.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っております。また、上記の他川重不動産(株)、川崎食品産業（株）（いずれも連結子会社）ほかが福利施設管理等の諸事業を営んでおります。

以上で述べた事項を事業系統図によって示すと、次頁のとおりであります。

事業系統図

	製造・販売	製造	販売	付帯関連事業
船舶	川崎重工業株式会社	南通中遠川崎船舶工程有限公司 (製造・販売)		
車両	川崎重工業株式会社	Kawasaki Rail Car, Inc. (製造・販売) Kawasaki Construction Machinery Corp. of America (製造・販売) (株)日本除雪機製作所 (製造・販売) Kawasaki Motors Manufacturing Corp., U.S.A.	(株)カワサキマシンシステムズ	川崎工機(株) 川重車両ｴﾝｼﾞﾆｱﾘﾝｸﾞ(株)
航空宇宙	川崎重工業株式会社	日本飛行機(株) 注4 (製造・販売)		ｶﾜｻｷﾍﾘｺﾌﾟﾀｼｽﾃﾑ(株)
ガスタービン・機械	川崎重工業株式会社	川重冷熱工業(株) 注3 (製造・販売) Kawasaki Precision Machinery (U.K.) Limited (製造・販売)	(株)カワサキマシンシステムズ	
プラント・環境・鉄構	川崎重工業株式会社	川重プラント(株) (製造・販売) 川重工事(株) (製造・販売)		川崎ｴﾝｼﾞﾆｱﾘﾝｸﾞ(株)
汎用機	川崎重工業株式会社	Kawasaki Motors Manufacturing Corp., U.S.A.	(株)カワサキモータースジャパン (株)カワサキマシンシステムズ Kawasaki Motors Corp., U.S.A. Kawasaki Motors Europe N.V. Kawasaki Motoren G.m.b.H Kawasaki Robotics (U.S.A) Inc.	川崎金属工業(株)

その他			
	川重防災工業(株) 注2		
	(商業)	(受注仲介)	(その他)
	川重商事(株)	Kawasaki Heavy Industries (U.S.A.) Inc.	川重不動産(株)
	川崎興産(株)	Kawasaki Heavy Industries (H.K.)Ltd.	川崎食品産業(株)

注1. 実線枠は連結子会社、点線枠は持分法関連会社。
注2. 川重防災工業(株)は大証2部に上場している。
なお、同社は平成14年4月に東証2部に上場した。
注3. 川重冷熱工業(株)は店頭登録している。
注4. 日本飛行機(株)は東証1部に上場している。
注5. 川崎設備工業(株)は名証2部に上場している。

2. 経営方針および経営成績

（1）経営方針

〔経営の基本方針および経営目標〕

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としております。

この基本方針の下、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指して、平成 16 年度において投下資本利益率（ＲＯＩＣ）９％（税引き前）以上の達成を中期経営計画の具体的目標として掲げ、事業の選択と集中、収益力向上のためのビジネスモデルの変革、経営スタイルの変革等を柱とする事業構造改革に取り組んでいるところであります。

〔会社の対処すべき課題〕

平成 13 年度については、国内外ともに厳しい経営環境の中、製品コストの低減を図るとともに、固定費の圧縮などの収益改善策を強力に推進することにより損益分岐点の引き下げに努め、経営再建の第一歩となる黒字化を達成しましたが、平成 14 年度については、当グループが持続的成長軌道に復帰するという意味で重要な年度であり、コストダウンをはじめとする不断の製品競争力の強化に加えて、質主量従型経営の方針の下、技術やブランドで差別化された製品・サービスの提供などを通じて、安定的な収益を上げ得る経営基盤の確立を目指してまいります。

また、事業の選択と集中にも着実に取り組み、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業の中核・育成事業に対して経営資源を重点投入し、収益の柱として育成・強化を図ってまいります。

この一環として、航空宇宙事業では、防衛庁向け次期固定翼哨戒機･輸送機開発の主担当企業として当社が指名されたのを機に、開発体制の強化を図るとともに、世界に雄飛する航空機メーカーを目指して、中長期的観点から航空機生産工場の整備を進めております。

また、ガスタービン･機械事業では、昨年、２万ＫＷクラスのガスタービン発電設備の自社開発に成功し、これを新たにラインアップに加え、電力の自由化等に伴う分散型発電の需要拡大を背景に、自社開発の強みを活かし、ガスタービンを核とした事業展開を強化しております。

汎用機事業では、商品競争力を高めるため、開発体制を強化し、積極的に新機種を投入するとともにスズキ株式会社との二輪車の相互ＯＥＭ供給の拡大、部品の共通化や共同購入など二輪車事業での提携を深化させ、収益力の一層の向上を図ってまいります。

一方、船舶事業については、潜水艦や需要が拡大しているガス船に特化した事業展開により、当面の収益確保は可能な見通しにありますが、長期的にも安定した収益体制を確立するため、本年 10 月に船舶事業を分割し、機動的かつ効率的な事業運営、為替等事業環境の変化に柔軟に対応できる経営体質への転換を図ることにしました。

また、ガスタービン・機械事業部門の精機事業についても、本年２月、事業の効率化と技術競争力の強化を図るため、カヤバ工業株式会社と油圧機器および油圧システム事業について業務提携を締結したのに続いて、事業の勝ち残りを確実にし、今後も安定した発展を遂げるため、本年 10 月に精機事業を分割し、サービス事業を含む体制の強化、油圧専業メーカーとの競争に適した機動的な経営体質の確立

を図っていくことにしました。

両事業の分社独立は、事業運営のフレキシビリティーを一層高め、効率的な経営を行うことが急務な事業として、社内カンパニー制からさらに踏み込み、確固たる自立体制の下で事業競争力の向上を図るものであり、これにより当グループ全体としての企業価値を一層高めてまいる所存であります。

また、民間設備投資の低迷、政府の構造改革推進等により一段と厳しい事業環境に直面しているプラント・環境・鉄構事業については、人員のスリム化や諸経費の削減に引き続き取り組むとともに、生産体制の見直しを行ない、損益分岐点の一層の引き下げに取り組んでまいります。

当グループは、このように事業環境の変化に適応させるべく中期経営計画に沿った諸施策を着実に実行することにより、企業価値の増大に努めてまいります。

（2）経営成績

1）当期の連結業績の概況

当期におけるわが国経済は米国経済の減速に端を発した世界的な不況に加え、昨年９月の同時多発テロの影響もあって、輸出の大幅な減少や民間設備投資の減退さらには政府による構造改革推進に伴う公共投資抑制の影響などを強く受け、極めて低調に推移しました。

このような経営環境の下、当社は積極的に営業活動を展開しましたが、当期の連結受注高は前期大口受注のあった車両事業、プラント・環境・鉄構事業を中心に減少し1兆347億円と前期を2,389億円下回りました。

一方、当期の連結売上高についてはプラント・環境・鉄構事業、航空宇宙事業を中心に増加し、前期を840億円上回る1兆1,445億円となりました。

利益面につきましては、売上高の増加や為替レートの好転、損益分岐点引き下げのための固定費削減諸施策等により、当期の連結営業利益は前期に比べ268億円増加して313億円となり、経常損益も142億円の利益（前期は35億円の損失）を計上しました。

当期純損益につきましては、固定資産の売却益65億円を特別利益に、投資有価証券の評価損失など合わせて47億円を特別損失にそれぞれ計上した結果、62億円の利益（前期は103億円の損失）と４期振りの連結純利益計上となりました。

連結キャッシュ・フローにつきましては、当期の営業活動において607億円の資金の純増（前期は92億円の純増）となりました。また、投資活動においては、設備投資などにより280億円の資金の純減（前期は207億円の純減）、財務活動では185億円の資金の純減（前期は35億円の純増）となりました。（フリーキャッシュフローは327億円の資金の純増）。これらの結果、当期の現金及び現金同等物期末残高は、前期末に比べ145億円増加し897億円となりました。

なお、当期の単独業績につきましては、受注高8,250億円、売上高9,146億円、経常利益120億円、当期利益78億円となりました。

なお、当社は将来の成長に備え収益力と経営基盤の強化･拡充を図るため、内部留保の充実に配慮しつつ、株主の皆様へ安定的な配当を継続することを基本方針としておりますが、配当につきましては財務体質の強化を優先させるため、誠に遺憾ながら当期も引き続き見送らせていただく方針であります。

当期の連結セグメント別の業績は、以下のとおりであります。

（単位：億円）

事業種類別セグメント	当期（14年3月期）		前期（13年3月期）		（参考）受注高	
	売上高	営業損益	売上高	営業損益	当期（14年3月期）	前期（13年3月期）
船舶	924	55	787	△ 17	1,061	1,175
車両	1,217	4	1,295	2	825	1,928
航空宇宙	1,610	138	1,363	81	1,516	1,619
ガスタービン・機械	1,715	54	1,523	42	1,586	1,678
プラント・環境・鉄構	2,206	△ 6	1,811	△ 146	1,601	2,543
汎用機	2,812	51	2,759	64	2,812	2,759
その他	958	14	1,064	16	944	1,032
合計	11,445	313	10,604	44	10,347	12,736

（注）売上高はセグメント間取引控除後の対外部顧客売上高

船舶事業

連結受注高は、ＬＮＧ船３隻、ＬＰＧ船２隻など一般商船で計９隻のほか、潜水艦１隻を受注しましたが、1,061億円と前期から若干の減少となりました。

連結売上高はＬＰＧ船、大型タンカー、コンテナ船等の計上により、前期を137億円上回る924億円となったほか、営業損益でも売上増と為替レートの好転に製品コストの低減効果が加わり、55億円の利益と、前期の17億円の損失から大きく改善しました。

車両事業

連結受注高は、鉄道車両が新幹線ほか国内向け鉄道車両が好調であったものの、海外向け案件が台湾新幹線の大型受注があった前期から大きく減少したため、全体でも825億円と前期を大幅に下回りました。

連結売上高は、国内向け鉄道車両の減少や建設機械、破砕機の需要低迷により、1,217億円と前期から78億円の減収となりました。また、営業利益も同様の要因により、４億円と前期並みにとどまりました。

航空宇宙事業

連結受注高は、防衛庁より次期固定翼哨戒機・次期輸送機の国産開発について主契約企業として受注するなど、国内向けは堅調でしたが、米国同時多発テロの影響によるボーイング社向け分担製造品などの減少により、1,516億円と前期をわずかに下回りました。

連結売上高は、防衛庁向け、ボーイング社向けなどの民需とも増加し、1,610億円と前期をかなり上回ったほか、営業利益も為替レート好転の影響などで前期から大幅増益の138億円となりました。

ガスタービン・機械事業

連結受注高は、舶用蒸気タービン・ディーゼル主機関や産業用ガスタービン発電設備などが堅調であった半面、海外向け民需航空機用エンジン分担製造品が、米国同時多発テロの影響などで大きく減少したため、全体では1,586億円と前期から減少となりました。

連結売上高は、船用蒸気タービン主機関や産業用ガスタービン発電設備などが寄与し 1,715 億円と前期を上回り、営業利益も前期から着実に増加し 54 億円となりました。

プラント・環境・鉄構事業

連結受注高は、ブラジル向けコンバインドサイクル発電設備の受注など、パワープラント部門が堅調でしたが、都市ごみ焼却設備の大幅な減少により、全体でも 1,601 億円と前期を大きく下回りました。

連結売上高は、都市ごみ焼却設備のダイオキシン対策工事など、国内外のプラント工事が増加し、2,206 億円と前期から大きく回復しました。また、営業損益も、事業環境は依然厳しいながら、工事採算の改善が大きく進んだ結果、営業損失は前期の 146 億円から 6 億円へと大幅に縮小しました。

汎用機事業

連結売上高は、米国およびアジア市場での販売は順調に推移しましたが、欧州市場向け二輪車の販売減の影響により、2,812 億円と前期比微増にとどまりました。また、営業利益は、為替レート好転の一方で、流通在庫正常化のため、欧米市場向けの生産調整や販売促進費用の積極的な投入など来期に備えた対策を講じたため、51 億円と前期から減益となりました。

2）平成 14 年度の連結業績見通し

国内外の経営環境は当面厳しい状況が継続するものと予想していますが、当社は将来に向けて持続的成長軌道に乗せることを経営の最重要課題とし、安定的経営基盤の確立に向けて収益力の一層の強化を図ってまいります。

連結売上高については、前年度と比べて船舶事業、車両事業、プラント・環境・鉄構事業、汎用機事業などにおいて増加が見込めるため、約９％増の１兆 2,500 億円となる見通しであります。

利益面については，売上高の増加に加えて、収益改善諸施策の効果により前年度と比べ改善し、連結経常利益 220 億円、連結当期純利益 140 億円となる見通しであります。

なお、単独業績については、売上高 9,000 億円、経常利益 110 億円、当期純利益 60 億円となる見通しであります。（本業績見通しは船舶部門、精機部門の 10 月分社後の数値であります。また、分社による影響を除いた従来ベースでの単独業績は売上高 9,800 億円、経常利益 150 億円、当期純利益 80 億円です。）

本業績見通しにおける為替レートは、１ドル＝125 円、１ユーロ＝113 円を前提としております。

平成15年3月期業績見通し補足資料

1. 全社見通し

(単位:億円)

	15年3月期見通し		14年3月期実績		増 減		13年3月期実績	
	連結	単独	連結	単独	連結	単独	連結	単独
売上高	12,500	9,000	11,445	9,146	1,055	△ 146	10,604	8,508
営業損益	370	200	313	252	57	△ 52	44	△ 29
経常損益	220	110	142	120	78	△ 10	△ 35	△ 38
当期純損益	140	60	62	78	78	△ 18	△ 103	△ 126

受注高	12,000	8,500	10,347	8,250	1,653	250	12,736	10,546
ROIC(税引前)	5.5%		4.3%				△ 0.8%	
研究開発費	195	180	190	181	5	△ 1	201	194
設備投資額	380	275	331	186	49	89	326	206
減価償却費	330	205	319	210	11	△ 5	333	229
期末従業員数	28,400	11,480	28,936	14,067	△ 536	△ 2,587	29,162	14,619

(注)1. 上記単独見通しは、本年10月1日予定の船舶事業及び精機部門分社後の数値。なお、分社による影響を除いた従来ベースの数値は以下の通りです。(連結数値への影響はありません)

(単位:億円)

	15年3月期見通し(単独)		
	従来ベース	分社の影響	分社後
売上高	9,800	△ 800	9,000
営業損益	245	△ 45	200
経常損益	150	△ 40	110
当期純損益	80	△ 20	60
受注高	9,000	△ 500	8,500

2. 15年3月期見通し前提為替レート: 125円/US$、113円/ユーロ
3. ROIC(税引前)=(税引前損益+支払利息)/投下資本
4. 設備投資額は有形・無形固定資産の新規計上額、減価償却費は有形・無形固定資産の減価償却実施額

2. セグメント(部門)別見通し

①連結見通し

(a) 売上損益

(単位:億円)

事業セグメント	15年3月期見通し		14年3月期実績		増 減		13年3月期実績	
	売上高	営業損益	売上高	営業損益	売上高	営業損益	売上高	営業損益
船 舶	1,200	40	924	55	276	△ 15	787	△ 17
車 両	1,700	40	1,217	4	483	36	1,295	2
航空宇宙	1,500	80	1,610	138	△ 110	△ 58	1,363	81
ガスタービン・機械	1,700	50	1,715	54	△ 15	△ 4	1,523	42
プラント・環境・鉄構	2,300	10	2,206	△ 6	94	16	1,811	△ 146
汎 用 機	3,100	140	2,812	51	288	89	2,759	64
そ の 他	1,000	10	958	14	42	△ 4	1,064	16
合 計	12,500	370	11,445	313	1,055	57	10,604	44

(b) 受注高

(単位:億円)

事業セグメント	15年3月期見通し	14年3月期実績	増減	13年3月期実績
船 舶	1,000	1,061	△ 61	1,175
車 両	1,500	825	675	1,928
航空宇宙	1,600	1,516	84	1,619
ガスタービン・機械	1,600	1,586	14	1,678
プラント・環境・鉄構	2,200	1,601	599	2,543
汎 用 機	3,100	2,812	288	2,759
そ の 他	1,000	944	56	1,032
合 計	12,000	10,347	1,653	12,736

②単独見通し

(注)下記単独見通しは、本年10月1日予定の船舶事業及びｶﾞｽﾀｰﾋﾞﾝ・機械事業中の精機部門分社後の金額です。
なお、分社の影響を除いた従来ﾍﾞｰｽの金額を、〈参考〉として末尾に記載しております。

(a) 売上高・受注高

(単位:億円)

事業ｾｸﾞﾒﾝﾄ	15年3月期見通し		14年3月期実績		増　減		13年3月期実績	
	売上高	受注高	売上高	受注高	売上高	受注高	売上高	受注高
船　舶	500	600	899	1,036	△ 399	△ 436	759	1,149
車　両	1,100	800	925	714	175	86	1,085	1,698
航空宇宙	1,500	1,600	1,586	1,491	△ 86	109	1,342	1,598
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,500	1,300	1,623	1,498	△ 123	△ 198	1,432	1,619
ﾌﾟﾗﾝﾄ・環境・鉄構	2,200	2,000	2,089	1,488	111	512	1,756	2,349
汎 用 機	2,200	2,200	2,020	2,020	180	180	2,130	2,130
合　計	9,000	8,500	9,146	8,250	△ 146	250	8,508	10,546
輸 出 高	4,000	4,200	4,063	3,719	△ 63	481	3,650	5,490
輸出比率	44.4%	49.4%	44.4%	45.0%			42.9%	52.0%

(b) 輸出売上高・受注高

(単位:億円)

事業ｾｸﾞﾒﾝﾄ	15年3月期見通し		14年3月期実績		増　減		13年3月期実績	
	売上高	受注高	売上高	受注高	売上高	受注高	売上高	受注高
船　舶	350	550	622	452	△ 272	98	459	879
車　両	300	200	366	137	△ 66	63	279	1,197
航空宇宙	350	350	499	465	△ 149	△ 115	397	504
ｶﾞｽﾀｰﾋﾞﾝ・機械	550	400	562	492	△ 12	△ 92	406	542
ﾌﾟﾗﾝﾄ・環境・鉄構	550	800	306	465	244	335	311	571
汎 用 機	1,900	1,900	1,705	1,705	195	195	1,794	1,794
合　計	4,000	4,200	4,063	3,719	△ 63	481	3,650	5,490

〈参考〉15年3月期売上高・受注高見通し(船舶・精機分社の影響を除いた従来ﾍﾞｰｽ)

(単位:億円)

事業ｾｸﾞﾒﾝﾄ	15年3月期見通し(単独)						従来ﾍﾞｰｽ見通しのうち輸出	
	従来ﾍﾞｰｽ		分社の影響		分社後			
	売上高	受注高	売上高	受注高	売上高	受注高	輸出売上高	輸出受注高
船　舶	1,150	900	△ 650	△ 300	500	600	800	800
車　両	1,100	800			1,100	800	300	200
航空宇宙	1,500	1,600			1,500	1,600	350	350
ｶﾞｽﾀｰﾋﾞﾝ・機械	1,650	1,500	△ 150	△ 200	1,500	1,300	600	450
ﾌﾟﾗﾝﾄ・環境・鉄構	2,200	2,000			2,200	2,000	550	800
汎 用 機	2,200	2,200			2,200	2,200	1,900	1,900
合　計	9,800	9,000	△ 800	△ 500	9,000	8,500	4,500	4,500

3. 連結財務諸表等

比較連結損益及び剰余金結合計算書

(単位 百万円)

科目	当連結会計年度 (平成13年4月1日から 平成14年3月31日まで)	前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)	比較増減
Ⅰ 売上高	1,144,534	1,060,479	84,054
Ⅱ 売上原価	977,875	924,522	53,353
Ⅲ 販売費及び一般管理費	135,348	131,497	3,851
営業利益	31,310	4,460	26,850
Ⅳ 営業外収益	7,244	14,192	△ 6,948
1. 受取利息	(3,996)	(3,575)	(420)
2. 受取配当金	(801)	(904)	(△ 103)
3. 持分法による投資利益	(378)	(-)	(378)
4. 有価証券売却益	(109)	(2,915)	(△ 2,806)
5. 為替差益	(-)	(3,097)	(△ 3,097)
6. その他	(1,958)	(3,699)	(△ 1,741)
Ⅴ 営業外費用	24,346	22,165	2,180
1. 支払利息	(12,146)	(12,778)	(△ 632)
2. 為替差損	(4,371)	(-)	(4,371)
3. 持分法による投資損失	(-)	(1,585)	(△ 1,585)
4. その他	(7,828)	(7,800)	(27)
経常利益又は経常損失（△）	14,208	△ 3,512	17,721
Ⅵ 特別利益	6,542	2,058	4,484
1. 固定資産売却益	(6,542)	(-)	(6,542)
2. 投資有価証券等売却益	(-)	(2,058)	(△ 2,058)
Ⅶ 特別損失	4,757	16,952	△ 12,194
1. 投資有価証券評価損失	(3,903)	(-)	(3,903)
2. 関係会社投融資等評価損失	(648)	(-)	(648)
3. 退職給付会計基準変更時差異償却額	(205)	(1,577)	(△ 1,372)
4. 投融資等評価損失	(-)	(5,713)	(△ 5,713)
5. 受注工事損失引当金繰入額	(-)	(6,190)	(△ 6,190)
6. 事業構造改善費用	(-)	(3,470)	(△ 3,470)
税金等調整前当期純利益又は当期純損失（△）	15,993	△ 18,406	34,400
法人税、住民税及び事業税	6,113	5,609	504
法人税等調整額	3,130	△ 13,309	16,440
差引	9,244	△ 7,699	16,944
少数株主利益（△）又は少数株主損失	△ 467	387	△ 854
当期純利益又は当期純損失（△）	6,281	△ 10,319	16,601
Ⅰ 連結剰余金期首残高	58,452	68,846	△ 10,394
Ⅱ 連結剰余金増加高	-	291	△ 291
1. 持分比率変動等に伴う増加高	(-)	(291)	(△ 291)
Ⅲ 連結剰余金減少高	624	366	258
1. 役員賞与	(49)	(57)	(△ 8)
2. 持分比率変動等に伴う減少高	(575)	(308)	(266)
Ⅳ 当期純利益又は当期純損失（△）	6,281	△ 10,319	16,601
Ⅴ 連結剰余金期末残高	64,109	58,452	5,657

比較連結貸借対照表（資産の部）

（単位　百万円）

科　　　目	当連結会計年度 (平成14年3月31日現在)	前連結会計年度 (平成13年3月31日現在)	比較増減
資 産 の 部			
Ⅰ 流 動 資 産	902,670	884,296	18,374
1. 現 金 及 び 預 金	91,344	77,048	14,296
2. 受取手形及び売掛金	389,986	418,064	△ 28,077
3. た な 卸 資 産	372,268	346,566	25,701
4. 繰 延 税 金 資 産	16,993	14,922	2,071
5. そ の 他	37,970	32,771	5,199
貸 倒 引 当 金	△ 5,892	△ 5,076	△ 816
Ⅱ 固 定 資 産	352,403	363,175	△ 10,771
(1) 有 形 固 定 資 産	241,516	241,892	△ 376
1. 建物及び構築物	91,216	94,390	△ 3,173
2. 機械装置及び運搬具	65,201	68,456	△ 3,254
3. 土 地	54,115	53,017	1,098
4. 建 設 仮 勘 定	8,744	3,571	5,172
5. そ の 他	22,237	22,455	△ 218
(2) 無 形 固 定 資 産	10,076	8,764	1,312
(3) 投資その他の資産	100,810	112,518	△ 11,707
1. 投 資 有 価 証 券	76,368	86,551	△ 10,182
2. 長 期 貸 付 金	3,965	4,881	△ 916
3. 繰 延 税 金 資 産	4,916	4,924	△ 7
4. そ の 他	20,710	20,334	375
貸 倒 引 当 金	△ 5,150	△ 4,173	△ 977
資 産 合 計	1,255,074	1,247,471	7,602

比較連結貸借対照表（負債・資本の部）

（単位　百万円）

科　　　目	当連結会計年度 (平成14年3月31日現在)	前連結会計年度 (平成13年3月31日現在)	比較増減
負債の部			
Ⅰ 流動負債	752,556	735,719	16,836
1. 支払手形及び買掛金	325,663	326,257	△ 593
2. 短期借入金	223,112	204,889	18,223
3. コマーシャルペーパー	-	5,000	△ 5,000
4. １年内償還社債	20,000	18,573	1,427
5. 未払法人税等	3,347	3,393	△ 45
6. 繰延税金負債	320	456	△ 136
7. 前受金	111,423	104,194	7,228
8. 賞与引当金	18,953	15,582	3,371
9. 保証工事引当金	2,479	1,550	928
10. 受注工事損失引当金	79	6,570	△ 6,490
11. その他	47,176	49,251	△ 2,075
Ⅱ 固定負債	329,604	343,003	△ 13,398
1. 社債	160,366	182,324	△ 21,958
2. 長期借入金	87,803	88,280	△ 476
3. 繰延税金負債	4,337	4,654	△ 316
4. 退職給付引当金	66,770	56,330	10,439
5. 役員退職慰労引当金	1,042	1,388	△ 346
6. その他	9,284	10,025	△ 740
負債合計	1,082,161	1,078,722	3,438
少数株主持分	5,183	4,668	515
資本の部			
Ⅰ 資本金	81,426	81,426	-
Ⅱ 資本準備金	24,682	24,682	-
Ⅲ 連結剰余金	64,109	58,452	5,657
Ⅳ その他有価証券評価差額金	5,925	13,090	△ 7,165
Ⅴ 為替換算調整勘定	△ 8,406	△ 13,570	5,163
Ⅵ 自己株式	△ 6	-	△ 6
資本合計	167,730	164,080	3,649
負債、少数株主持分及び資本合計	1,255,074	1,247,471	7,602

比較連結キャッシュ・フロー計算書

（単位　百万円）

科　　　目	当連結会計年度 (平成13年4月1日から 平成14年3月31日まで)	前連結会計年度 (平成12年4月1日から 平成13年3月31日まで)
Ⅰ 営業活動によるキャッシュ・フロー		
1. 税金等調整前当期純利益又は損失（△）	15,993	△ 18,406
2. 減価償却費	31,997	33,302
3. 退職給付引当金の増加額または減少額（△）	10,182	△ 633
4. 賞与引当金の増加額又は減少額（△）	3,478	△ 3,995
5. 貸倒引当金の増加額又は減少額（△）	1,793	△ 1,380
6. 受注工事損失引当金の増加額又は減少額（△）	△ 6,595	6,190
7. 投資有価証券評価損失	3,903	-
8. 関係会社投融資等評価損失	648	-
9. 投融資等評価損失	-	5,713
10. 株式売却損益	△ 109	△ 4,974
11. 固定資産売却益	△ 6,542	-
12. 受取利息及び受取配当金	△ 4,797	△ 4,480
13. 支払利息	12,146	12,778
14. 売上債権の増加額（△）又は減少額	38,986	△ 11,849
15. たな卸資産の増加額（△）	△ 18,809	△ 23,480
16. その他流動資産の増加額（△）	△ 3,972	△ 441
17. 仕入債務の増加額又は減少額（△）	△ 9,971	9,091
18. 前受金の増加額	6,969	17,384
19. その他流動負債の増加額又は減少額（△）	△ 3,582	1,977
20. その他	1,463	519
小計	73,183	17,318
21. 利息及び配当金の受取額	4,730	5,446
22. 利息の支払額	△ 11,400	△ 11,636
23. 法人税等の支払額	△ 5,720	△ 1,892
営業活動によるキャッシュ・フロー	60,793	9,235
Ⅱ 投資活動によるキャッシュ・フロー		
1. 定期預金（預入期間3ヶ月超）の純減少額	268	-
2. 有形固定資産取得による支出	△ 31,405	△ 32,966
3. 有形固定資産売却による収入	10,676	-
4. 無形固定資産取得による支出	△ 2,904	-
5. 無形固定資産売却による収入	133	-
6. 投資有価証券取得による支出	△ 6,594	-
7. 投資有価証券売却による収入	204	10,672
8. 短期貸付金の純減少額	368	1,414
9. 長期貸付けによる支出	△ 2,086	△ 1,692
10. 長期貸付金の回収による収入	3,156	3,241
11. 新規連結子会社の株式の取得による支出	-	△ 2,375
12. その他	93	973
投資活動によるキャッシュ・フロー	△ 28,089	△ 20,732
Ⅲ 財務活動によるキャッシュ・フロー		
1. 短期借入金の純増加額	837	1,497
2. 長期借入れによる収入	12,938	20,839
3. 長期借入金の返済による支出	△ 11,771	△ 28,689
4. 社債の発行による収入	-	20,000
5. 社債の償還又は償却による支出	△ 20,531	△ 10,000
6. 配当金の支払額	△ 5	△ 8
7. 少数株主への配当金の支払額	△ 56	△ 56
財務活動によるキャッシュ・フロー	△ 18,588	3,582
Ⅳ 現金及び現金同等物に係る換算差額	448	965
Ⅴ 現金及び現金同等物の増加額または減少額（△）	14,564	△ 6,948
Ⅵ 現金及び現金同等物の期首残高	75,211	82,160
Ⅶ 現金及び現金同等物の期末残高	89,776	75,211

連結財務諸表作成のための基本となる重要な事項

1. 連結範囲及び持分法の適用に関する事項

連結子会社数　１０５社

主要会社名：

（国内）川重商事(株)、(株)カワサキマシンシステムズ、(株)カワサキモータースジャパン、川重冷熱工業(株)、川重工事(株)、大阪動力工業(株)、川重防災工業(株)

（海外）Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、Kawasaki Motors Europe N.V.、Kawasaki Motors (U.K.) Ltd.、Kawasaki Motoren G.m.b.H.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、Kawasaki Motors (Phils.) Corporation.

非連結子会社数　２社(うち持分法適用会社数　０社)

関連会社数　３０社(うち持分法適用会社数　１７社　主要会社名:日本飛行機(株)、川崎設備工業(株))

2. 連結範囲及び持分法の適用の異動状況

(1) 連結範囲

（新規）　２社　川重ファイナンス（株）、コーベフーズ（株）

（除外）　２社　飯野産業(株)、Kawasaki Motors N.V.

(2) 持分法適用会社

（除外）　１社　海南新大洲川崎発動機有限公司

3. 連結子会社の事業年度等に関する事項

連結子会社の決算日については、国内会社では、(株)カワサキモータースジャパンが12月31日、川重鉄構工事（株）が２月末日、海外会社では、Kawasaki Motors Corp., U.S.A.他29社が12月31日であり、連結決算日(３月31日)と異なっているが、その差異が３ヵ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。

4. 会計処理基準に関する事項

(1) 資産の評価基準及び評価方法

①有価証券

満期保有目的債券

主として償却原価法により評価している。

その他有価証券

・時価のあるもの

決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

主として移動平均法による原価法により評価している。

なお、売買目的有価証券については保有していない。

②たな卸資産

主として個別法、移動平均法及び先入先出法による原価法により評価している。

③デリバティブ取引により生じる正味の債権債務

時価法により評価している。

(2) 減価償却資産の償却方法

①有形固定資産

主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。

②無形固定資産

定額法により償却している。

(3) 引当金の計上基準

①貸倒引当金

債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

②賞与引当金

従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

③保証工事引当金

船舶、汎用機製品等の保証工事費用の支出に備え、過去の実績を基礎にして将来の保証見込額に基づき計上している。

④受注工事損失引当金

年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を計上している。

⑤退職給付引当金

従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上している。

なお、会計基準変更時差異(130,927百万円)については、一部子会社を除き10年による按分額を当連結会計年度に費用処理している。

また、数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数(10年～15年)による按分額をそれぞれ発生の翌連結会計年度より費用処理している。

⑥役員退職慰労引当金

役員の退職慰労金支給に備え、主として社内規定に基づく50％相当額を計上している。

(4) 外貨建の資産又は負債の本邦通貨への換算の基準

改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。

(5) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

(6) ヘッジ会計の方法

①ヘッジ会計の方法

繰延ヘッジ処理を採用している。

②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨スワップ	外貨建金銭債権・債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

③ヘッジ方針

各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

④ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

(7) 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産負債の評価については、全面時価評価法を採用している。

6. 連結調整勘定の償却に関する事項

連結調整勘定の償却については、発生日以後５年間の均等償却を行っている。ただし、金額的に重要性に乏しいものについては、連結剰余金増加高または減少高として処理している。

7. 利益処分項目等の取扱いに関する事項

利益処分は、連結会計年度において確定した利益処分を基礎として連結する方法（確定方式）により処理している。

8. 連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなる。

注 記 事 項

(連結損益計算書関係)

当連結会計年度 (平成13年4月1日から平成14年3月31日まで)	前連結会計年度 (平成12年4月1日から平成13年3月31日まで)
1. 固定資産売却益は、旧東京設計事務所の土地売却等によるものである。 2. 投資有価証券評価損失は、上場有価証券の評価減によるものである。 3. 関係会社投融資等評価損失は、関係会社に対する出資金の評価減等によるものである。 4. 退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を5年均等費用処理したものである。 5. 研究開発費の総額　16,549百万円	1. 投資有価証券等売却益は、キャダムシステム(株)他の株式売却によるものである。 2. 受注工事損失引当金繰入額は、連結財務諸表作成のための基本となる重要な事項(引当金の計上基準)に記載した受注工事損失引当金の繰入額である。 3. 事業構造改善費用は、当社における鉄構事業の生産拠点集約に伴う費用ならびにセカンドライフ準備制度(早期転職支援制度)実施に伴う加算退職金等である。 4. 投融資等評価損失は、保有株式の評価減ならびに貸倒懸念債権に対する貸倒引当金繰入ほかによる損失である。 5. 退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を一括または5年均等費用処理したものである。 6. 研究開発費の総額　17,547百万円

(連結貸借対照表関係)

当連結会計年度 (平成14年3月31日現在)	前連結会計年度 (平成13年3月31日現在)
1. 受取手形割引高は、873百万円である。 2. 受取手形裏書譲渡高は、30百万円である。 3. 有形固定資産に対する減価償却累計額　532,636百万円 4. 保証債務　38,805百万円 5. 期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお当連結会計年度末日は金融機関の休日であったため、次の連結会計度末日満期手形が期末残高に含まれている。 受取手形　2,897百万円 支払手形　9,129百万円 設備支払手形　194百万円 6. 無形固定資産に含まれている連結調整勘定の残高は、352百万円である。	1. 受取手形割引高は、916百万円である。 2. 受取手形裏書譲渡高は、33百万円である。 3. 有形固定資産に対する減価償却累計額　515,925百万円 4. 保証債務　38,854百万円 5. 期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお当連結会計年度末日は金融機関の休日であったため、次の連結会計度末日満期手形が期末残高に含まれている。 受取手形　2,269百万円 支払手形　5,334百万円 設備支払手形　204百万円 6. 無形固定資産に含まれている連結調整勘定の残高は、432百万円である。

(連結キャッシュ・フロー計算書関係)

当連結会計年度 (平成13年4月1日から平成14年3月31日まで)	前連結会計年度 (平成12年4月1日から平成13年3月31日まで)
現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　91,344百万円 預金期間が3ヶ月を超える定期預金　△ 1,567 現金及び現金同等物　89,776	現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　77,048百万円 預金期間が3ヶ月を超える定期預金　△ 1,836 現金及び現金同等物　75,211

(リース取引関係)

当連結会計年度(平成13年4月1日から平成14年3月31日まで)

1. 借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	6,514	3,041	3,473
その他	8,717	4,584	4,132
無形固定資産	939	430	508
合計	16,170	8,056	8,114

② 未経過リース料期末残高相当額

1年内	2,911百万円
1年超	5,405
合計	8,316

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,658百万円
減価償却費相当額	3,418
支払利息相当額	223

④ 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤ 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティング・リース取引

未経過リース料

1年内	50百万円
1年超	142
合計	192

2. 貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び期末残高

	取得価額	減価償却累計額	期末残高
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	1,030	588	442
その他	403	186	217
合計	1,434	775	659

② 未経過リース料期末残高相当額

1年内	196百万円
1年超	496
合計	692

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	250百万円
減価償却費	207
受取利息相当額	35

④ 利息相当額の算定方法

リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティング・リース取引

該当取引なし。

前連結会計年度(平成12年4月1日から平成13年3月31日まで)

1. 借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	6,599	2,781	3,818
その他	8,724	4,552	4,171
無形固定資産	724	339	385
合計	16,048	7,672	8,375

② 未経過リース料期末残高相当額

1年内	2,825百万円
1年超	5,722
合計	8,547

③ 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,503百万円
減価償却費相当額	3,243
支払利息相当額	232

④ 減価償却費相当額の算定方法

同　左

⑤ 利息相当額の算定方法

同　左

(2) オペレーティング・リース取引

未経過リース料

1年内	47百万円
1年超	131
合計	179

2. 貸主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

① リース物件の取得価額、減価償却累計額及び期末残高

	取得価額	減価償却累計額	期末残高
有形固定資産	百万円	百万円	百万円
機械装置及び運搬具	1,056	570	486
その他	278	135	142
合計	1,335	706	628

② 未経過リース料期末残高相当額

1年内	201百万円
1年超	471
合計	672

③ 受取リース料、減価償却費及び受取利息相当額

受取リース料	223百万円
減価償却費	181
受取利息相当額	37

④ 利息相当額の算定方法

同　左

(2) オペレーティング・リース取引

同　左

(有価証券)

当連結会計年度(平成13年４月１日から平成14年３月31日まで)

1. 売買目的有価証券

該当事項なし。

2. 満期保有目的の債券で時価のあるもの

該当事項なし。

3. その他有価証券で時価のあるもの

(単位 百万円)

区分	取得原価	連結決算日における連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの			
株式	21,402	37,411	16,009
小計	21,402	37,411	16,009
連結貸借対照表計上額が取得原価を超えないもの			
(1) 株式	21,706	16,262	△ 5,443
(2) その他	94	80	△ 14
小計	21,800	16,343	△ 5,457
合計	43,203	53,755	10,551

4. 当連結会計年度中に売却したその他有価証券

(単位 百万円)

種類	売却額	売却益の合計額	売却損の合計額
株式	349	140	△31
合計	349	140	△31

5. 時価のない有価証券

(1) 満期保有目的の債券

(単位 百万円)

内容	連結貸借対照表計上額
非上場内国債券	25
合計	25

(2) その他有価証券

(単位 百万円)

内容	連結貸借対照表計上額
① 非上場株式(店頭売買株式を除く)	6,181
② 優先出資証券	5,000
③ 事業団等に対する出資証券	351
合計	11,533

6.　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

（単位　百万円）

内　　　容	1　年　内	1年超5年以内	5年超10年以内	10年　超
非上場内国債券	―	25	―	―
合　　　計	―	25	―	―

前連結会計年度（平成12年4月1日から平成13年3月31日まで）

1.　売買目的有価証券

該当事項なし。

2.　満期保有目的の債券で時価のあるもの

該当事項なし。

3.　その他有価証券で時価のあるもの

（単位　百万円）

区　　　分	取　得　原　価	連結決算日における連結貸借対照表計上額	差　　　額
連結貸借対照表計上額が取得原価を超えるもの			
(1) 株　　式	35,612	63,086	27,473
(2) そ　の　他	94	95	―
小　　　計	35,707	63,181	27,474
連結貸借対照表計上額が取得原価を超えないもの			
株　　式	10,416	5,941	△4,474
小　　　計	10,416	5,941	△4,474
合　　　計	46,124	69,123	22,999

4.　当連結会計年度中に売却したその他有価証券

（単位　百万円）

種　　　類	売　却　額	売却益の合計額	売却損の合計額
(1) 株　　式	4,635	4,344	△88
(2) 債　　券	310	70	―
合　　　計	4,945	4,415	△88

(注)　株式売却益のうち、1,412百万円は特別利益「投資有価証券等売却益」に含めている。

5.　時価のない有価証券

(1) 満期保有目的の債券

（単位　百万円）

内　　　容	連結貸借対照表計上額
非上場内国債券	20
合　　　計	20

(2) その他有価証券

（単位　百万円）

内　　　容	連結貸借対照表計上額
① 非上場株式(店頭売買株式を除く)	6,164
② 事業団等に対する出資証券	447
合　　　計	6,611

6.　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

（単位　百万円）

内　　　容	1　年　内	1年超5年以内	5年超10年以内	10年超
非上場内国債券	―	10	10	―
合　　　計	―	10	10	―

(デリバティブ取引の契約額等、時価及び評価損益)

(1) 通貨関連

(単位　百万円)

区分	種類	当連結会計年度(平成14年3月31日現在) 契約額等	うち1年超	時価	評価損益	前連結会計年度(平成13年3月31日現在) 契約額等	うち1年超	時価	評価損益
市場取引以外の取引	為替予約取引								
	売建	65,290	―	69,022	△ 3,731	84,976	―	90,558	△ 5,581
	買建	7,981	―	8,077	95	7,364	―	7,786	422
合計		―	―	―	△ 3,635	―	―	―	△ 5,158

(注)1. 時価の算定方法
為替予約取引・・・・先物相場を使用している。
2. デリバティブ取引の評価については、期末日現在の時価により評価している。
なお、ヘッジ対象となる外貨建金銭債権債務についても、期末日現在の為替相場をもって期末換算を行っており、デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。
3. ヘッジ会計を適用しているデリバティブ取引は開示の対象から除いている。
4. 当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

(2) 金利関連

(単位　百万円)

区分	種類	当連結会計年度(平成14年3月31日現在) 契約額等	うち1年超	時価	評価損益	前連結会計年度(平成13年3月31日現在) 契約額等	うち1年超	時価	評価損益
市場取引以外の取引	オプション取引								
	カラー	10,000	―			10,000	―		
	(支払カラー料)	(1)	―	△ 66	△ 65	(1)	―	△ 116	△ 114
合計		―	―	―	△ 65	―	―	―	△ 114

(注)1. 時価の算定方法
オプション取引・・・・主たる金融機関から提示された価格によっている。
2. デリバティブ取引の評価については、期末日現在の時価により評価を行っている。
3. ヘッジ会計を適用したデリバティブ取引については開示の対象から除いている。
4. 当グループでは、実需原則に基づき、金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

(退職給付関係)

当連結会計年度 (平成13年4月1日から平成14年3月31日まで)	前連結会計年度 (平成12年4月1日から平成13年3月31日まで)
1. 採用している退職給付制度の概要 当社及び国内連結子会社は、退職一時金制度を設けている。なお、一部の海外連結子会社は、退職年金制度を設けている。	1. 採用している退職給付制度の概要 同　　左
2. 退職給付債務に関する事項 (1) 退職給付債務 △192,450百万円 (2) 年金資産 (注2) 5,095 (3) 未積立退職給付債務((1)＋(2)) △187,355 (4) 未認識過去勤務債務 (注3) △2,518 (5) 未認識数理計算上の差異 20,058 (6) 会計基準変更時差異の未処理額 103,438 (7) 連結貸借対照表計上額純額((3)＋(4)＋(5)＋(6)) △66,376 (8) 前払年金費用 (注2) 393 (9) 退職給付引当金 ((7)－(8)) △66,770 (注1)一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。 (注2)海外連結子会社の退職年金制度に係るものである。 (注3)当社において、退職一時金制度を変更したことにより過去勤務債務(債務の減額)が発生している。	2. 退職給付債務に関する事項 (1) 退職給付債務 △180,860百万円 (2) 年金資産 4,181 (3) 未積立退職給付債務((1)＋(2)) △176,678 (4) 未認識過去勤務債務 — (5) 未認識数理計算上の差異 4,090 (6) 会計基準変更時差異の未処理額 116,496 (7) 連結貸借対照表計上額純額((3)＋(4)＋(5)＋(6)) △56,091 (8) 前払年金費用 239 (9) 退職給付引当金 ((7)－(8)) △56,330 (注) 一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。
3. 退職給付費用に関する事項 (1) 勤務費用 9,443百万円 (2) 利息費用 6,166 (3) 期待運用収益 (注2) △378 (4) 過去勤務債務の費用処理額 — (5) 数理計算上の差異の費用処理額 407 (6) 会計基準変更時差異の費用処理額 13,059 (7) 退職給付費用((1)＋(2)＋(3)＋(4)＋(5)＋(6)) 28,697 (注1)簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。 (注2)海外連結子会社の退職年金制度に係るものである。	3. 退職給付費用に関する事項 (1) 勤務費用 8,700百万円 (2) 利息費用 6,531 (3) 期待運用収益 △304 (4) 過去勤務債務の費用処理額 — (5) 数理計算上の差異の費用処理額 — (6) 会計基準変更時差異の費用処理額 14,430 (7) 臨時に支払った割増退職金(注2) 1,687 (8) 退職給付費用((1)＋(2)＋(3)＋(4)＋(5)＋(6)＋(7)) 31,045 (注1)簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。 (注2)当社におけるセカンドライフ準備制度(早期転職支援制度)実施に伴う加算退職金であり、特別損失「事業構造改善費用」として計上している。
4. 退職給付債務等の計算の基礎に関する事項 (1) 退職給付見込額の期間配分方法　期間定額基準 (2) 割引率　主として3.0％ (3) 期待運用収益率(注)　8.5％ (4) 過去勤務債務の額の処理年数　10年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による) (5) 数理計算上の差異の処理年数　10年～15年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている) (6) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または5年の期間によっている。 (注)海外連結子会社の退職年金制度に係るものである。	4. 退職給付債務等の計算の基礎に関する事項 (1) 退職給付見込額の期間配分方法　期間定額基準 (2) 割引率　主として3.5％ (3) 期待運用収益率　8.5％ (4) 数理計算上の差異の処理年数　10年～15年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている) (5) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または5年の期間によっている。

(税効果会計関係)

当連結会計年度 (平成14年3月31日現在)		前連結会計年度 (平成13年3月31日現在)	
1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
(繰延税金資産)		(繰延税金資産)	
賞与引当金損金算入限度超過額	5,748 百万円	賞与引当金損金算入限度超過額	2,573 百万円
退職給付引当金損金算入限度超過額	6,202	退職給付引当金損金算入限度超過額	10,541
貸倒引当金損金算入限度超過額	3,440	受注工事損失引当金否認額	2,593
固定資産に含まれる未実現利益消去額	1,013	貸倒引当金損金算入限度超過額	2,786
減価償却限度超過額	1,099	固定資産に含まれる未実現利益消去額	1,128
繰越欠損金	12,955	減価償却限度超過額	861
投資有価証券評価損否認額	2,144	繰越欠損金	11,315
その他有価証券評価差額金	149	投資有価証券評価損否認額	1,724
その他	9,183	その他有価証券評価差額金	185
繰延税金資産　小計	41,936	その他	6,514
評価性引当額	△ 9,022	繰延税金資産　小計	40,223
繰延税金資産　合計	32,913	評価性引当額	△ 8,083
		繰延税金資産　合計	32,139
(繰延税金負債)		(繰延税金負債)	
固定資産圧縮積立金等	4,160	固定資産圧縮積立金	1,977
工事進行基準に係る損益申告調整額	2,650	工事進行基準に係る損益申告調整額	336
その他有価証券評価差額金	4,425	その他有価証券評価差額金	9,499
その他	4,424	その他	5,591
繰延税金負債　合計	15,661	繰延税金負債　合計	17,404
繰延税金資産の純額	17,251	繰延税金資産の純額	14,735
2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳		2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳	
法定実効税率	41.9 %	当期純損失が計上されているため記載していない。	
(調整)			
評価性引当額	7.7		
交際費等永久に損金に算入されない項目	7.0		
受取配当金等永久に益金に算入されない項目	△ 5.0		
その他	6.1		
税効果会計適用後の法人税等の負担率	57.8		

（関連当事者との取引）

当連結会計年度（平成13年４月１日から平成14年３月31日まで）

1. 役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額	科目	期末残高
					百万円		百万円
役員及びその近親者	亀井 俊郎	当社取締役会長 スーパーマリンガスタービン技術研究組合理事長	なし	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託 ・上記に係る賦課金の支払	 299 51	 — —	 — —

取引条件及び取引条件の決定方針等

1. 取引条件は当社と関連を有しない他の当事者と同様である。
2. 上記の取引は、いわゆる第三者のための取引である。
3. 上記金額のうち、取引金額は消費税等を含んでいない。
4. 亀井俊郎は平成13年6月28日付で当社取締役を退任している。

2. 子会社等

属性	会社名	住所	資本金	事業の内容	議決権等の所有割合	関係内容		取引の内容	取引金額	科目	期末残高
						役員の兼任等	事業上の関係				
関連会社	民間航空機㈱	東京都港区	百万円 10	民間航空機の設計、試作、製造、販売等	直接 40%	兼任１名 転籍２名	Ｂ７７７型機用生産分担品の受注、販売等	営業取引 Ｂ７７７型機用当社生産分担品の納入	百万円 40,164	売掛金	百万円 14,556
関連会社	南通中遠川崎船舶工程有限公司	中華人民共和国	千米ドル 80,000	船舶の製造、販売、修繕等	直接 50%	兼任５名 出向１名	新造船所建設に関する技術移転契約等	営業取引以外の取引 同社の借入金についての債務保証	18,251	—	—

取引条件及び取引条件の決定方針等

1. 民間航空機㈱に対する販売価格は、総原価を勘案して交渉の上決定している。
2. 上記金額のうち、取引金額は消費税等を含まず、期末残高は消費税等を含んで記載している。

前連結会計年度(平成12年４月１日から平成13年３月31日まで)

1. 役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額	科目	期末残高
役員及びその近親者	大庭浩	当社代表取締役会長 スーパーマリンガスタービン技術研究組合 理事長	なし	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託	百万円 263	―	百万円 ―
		超音速輸送機用推進システム技術研究組合 理事長	なし	超音速輸送機用推進システム技術研究組合との営業取引 ・環境適合型次世代超音速推進システム技術の研究開発作業の受託 ・上記に係る賦課金の支払	50 18	― ―	― ―
	大内田敏昭	当社専務取締役 ㈱超高温材料研究センター 代表取締役社長	直接 1.04%	㈱超高温材料研究センターとの営業取引 ・設備利用料の支払	1	―	―
		㈱超高温材料研究所 代表取締役社長	直接 4.25%	㈱超高温材料研究所との営業取引 ・設備利用料の支払 ・研究委託手数料の支払	9 37	― ―	― ―

取引条件及び取引条件の決定方針等

1. 取引条件は当社と関連を有しない他の当事者と同様である。
2. 上記の取引は、いわゆる第三者のための取引である。
3. 上記金額のうち、取引金額は消費税等を含んでいない。
4. 大庭浩は平成12年6月29日付で、また、大内田敏昭は平成13年6月28日付でそれぞれ当社取締役を退任している。

2. 子会社等

属性	会社名	住所	資本金	事業の内容	議決権等の所有割合	関係内容 役員の兼任等	関係内容 事業上の関係	取引の内容	取引金額	科目	期末残高
関連会社	民間航空機㈱	東京都港区	百万円 10	民間航空機の設計、試作、製造、販売等	直接 40%	兼任１名 転籍１名	Ｂ７７７型機用生産分担品の受注、販売等	営業取引 Ｂ７７７型機用当社生産分担品の納入	百万円 32,049	売掛金	百万円 16,914
	南通中遠川崎船舶工程有限公司	中華人民共和国	千米ドル 80,000	船舶の製造、販売、修繕等	直接 50%	兼任５名 出向１名	新造船所建設に関する技術移転契約等	営業取引以外の取引 同社の借入金についての債務保証	18,306	―	―

取引条件及び取引条件の決定方針等

1. 民間航空機㈱に対する販売価格は、総原価を勘案して交渉の上決定している。
2. 上記金額のうち、取引金額は消費税等を含まず、期末残高は消費税等を含んで記載している。

4. セグメント情報

(1) 事業の種類別セグメント情報

当連結会計年度(平成13年４月１日から平成14年３月31日まで)　　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
Ⅰ 売上高及び営業損益										
売上高										
(1)外部顧客に対する売上高	92,478	121,780	161,072	171,585	220,604	281,207	95,805	1,144,534	-	1,144,534
(2)セグメント間の内部売上高又は振替高	1,289	3,755	2,020	28,072	14,768	3,589	39,962	93,459	△93,459	-
計	93,767	125,536	163,092	199,658	235,372	284,796	135,768	1,237,993	△93,459	1,144,534
営業費用	88,212	125,071	149,228	194,218	236,009	279,614	134,080	1,206,436	△93,212	1,113,223
営業利益又は損失（△）	5,555	464	13,864	5,439	△　636	5,182	1,687	31,556	△　246	31,310
Ⅱ 資産,減価償却費及び資本的支出										
資産	88,687	141,332	150,933	170,754	237,688	267,796	120,146	1,177,339	77,734	1,255,074
減価償却費	1,941	2,897	3,425	4,254	2,664	11,553	2,873	29,610	2,387	31,997
資本的支出	1,462	6,925	2,570	4,598	814	12,873	2,592	31,838	1,294	33,132

前連結会計年度(平成12年４月１日から平成13年３月31日まで)　　(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
Ⅰ 売上高及び営業損益										
売上高										
(1)外部顧客に対する売上高	78,734	129,590	136,342	152,307	181,174	275,903	106,427	1,060,479	-	1,060,479
(2)セグメント間の内部売上高又は振替高	1,103	1,975	2,602	26,710	26,910	3,373	35,046	97,723	△97,723	-
計	79,838	131,566	138,944	179,017	208,084	279,276	141,474	1,158,202	△97,723	1,060,479
営業費用	81,569	131,303	130,831	174,733	222,730	272,798	140,038	1,154,005	△97,986	1,056,019
営業利益又は損失（△）	△ 1,730	262	8,112	4,284	△14,645	6,478	1,435	4,197	263	4,460
Ⅱ 資産,減価償却費及び資本的支出										
資産	98,803	143,034	145,442	170,794	238,639	260,142	122,844	1,179,701	67,770	1,247,471
減価償却費	2,078	3,200	3,626	4,478	3,631	11,304	2,854	31,173	2,129	33,302
資本的支出	1,210	3,136	3,015	4,527	1,429	14,109	1,805	29,235	3,451	32,686

(注)1.当社において、平成13年４月１日付でカンパニー制を導入したことに伴い、当連結会計年度よりセグメント区分を変更し、当社の各カンパニー及びその主管子会社の事業グループ単位に設定することとした。なお、前連結会計年度の数値については、当社の平成13年４月組織改正後に組替えて表示している。

2.各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ATV）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

3.資産のうち、当社の繰延税金資産及び長期投資資金（投資有価証券）は従来より「その他事業」に含めて表示していたが、その資産の特性を勘案し、当連結会計年度より「消去又は全社」に含めて表示している。なお、前連結会計年度の数値については組替えて表示している。

これにより、当連結会計年度及び前連結会計年度における資産のうち、「消去又は全社」の項目に含めた全社資産の金額はそれぞれ156,638百万円及び146,957百万円となり、その主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）である。

4.「減価償却費」及び「資本的支出」には、当社の全社共通固定資産にかかる償却費と支出額が含まれている。

(2) 所在地別セグメント情報

当連結会計年度(平成13年４月１日から平成14年３月31日まで)　　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
Ⅰ 売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	868,758	204,509	47,101	20,495	3,669	1,144,534	-	1,144,534
(2)セグメント間の内部売上高又は振替高	186,659	12,933	3,848	10,105	133	213,679	△ 213,679	-
計	1,055,418	217,442	50,949	30,601	3,802	1,358,213	△ 213,679	1,144,534
営業費用	1,024,034	212,346	54,290	29,936	3,735	1,324,342	△ 211,119	1,113,223
営業利益又は損失（△）	31,383	5,096	△ 3,340	664	67	33,870	△ 2,560	31,310
Ⅱ 資産	1,012,985	148,412	38,570	21,064	1,965	1,222,997	32,076	1,255,074

前連結会計年度(平成12年４月１日から平成13年３月31日まで)　　(単位　百万円)

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
Ⅰ 売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	824,213	176,071	38,573	17,790	3,831	1,060,479	-	1,060,479
(2)セグメント間の内部売上高又は振替高	171,515	9,075	3,232	5,323	164	189,311	△ 189,311	-
計	995,728	185,146	41,805	23,113	3,995	1,249,790	△ 189,311	1,060,479
営業費用	992,562	181,892	42,722	23,076	3,906	1,244,160	△ 188,141	1,056,019
営業利益又は損失（△）	3,166	3,254	△ 916	37	88	5,630	△ 1,169	4,460
Ⅱ 資産	1,025,342	137,634	36,016	19,567	1,809	1,220,370	27,101	1,247,471

(注)1. 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

3. 資産のうち、当社の繰延税金資産及び長期投資資金（投資有価証券）は従来より「その他事業」に含めて表示していたが、その資産の特性を勘案し、当連結会計年度より「消去又は全社」に含めて表示している。なお、前連結会計年度の数値については組替えて表示している。

これにより、当連結会計年度及び前連結会計年度における資産のうち、「消去又は全社」の項目に含めた全社資産の金額はそれぞれ156,638百万円及び146,957百万円となり、その主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）である。

(3) 海外売上高

当連結会計年度(平成13年４月１日から平成14年３月31日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	272,066	62,138	95,832	65,988	496,025
Ⅱ 連結売上高					1,144,534
Ⅲ 連結売上高に占める海外売上高の割合	23.7%	5.4%	8.3%	5.7%	43.3%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主 な 国 又 は 地 域
北米	米国、カナダ
欧州	イギリス、オランダ、ドイツ、フランス、イタリア
アジア	香港、マレーシア、タイ
その他の地域	パナマ、バハマ、オーストラリア、メキシコ

前連結会計年度(平成12年４月１日から平成13年３月31日まで)　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ 海外売上高	233,975	62,814	76,809	58,759	432,358
Ⅱ 連結売上高					1,060,479
Ⅲ 連結売上高に占める海外売上高の割合	22.0%	5.9%	7.2%	5.5%	40.7%

(注)1. 海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2. 国又は地域の区分は、主として地理的近接度に基づいて設定している。
3. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主 な 国 又 は 地 域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ
アジア	台湾、フィリピン、韓国
その他の地域	パナマ、バハマ、メキシコ

5. 生産、受注及び販売の状況（連結）

（注）前連結会計年度については、当連結会計年度のセグメント区分にあわせて組替えて表示している

＜生産実績＞　（単位　百万円）

事業の種類別セグメント	当連結会計年度（平成13年4月1日から平成14年3月31日まで）		前連結会計年度（平成12年4月1日から平成13年3月31日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	86,952	7.9	77,995	7.4	8,957	11.4
車両	124,913	11.4	113,773	10.8	11,140	9.7
航空宇宙	140,686	12.9	124,644	11.8	16,041	12.8
ｶﾞｽﾀｰﾋﾞﾝ・機械	177,783	16.3	163,931	15.5	13,852	8.4
ﾌﾟﾗﾝﾄ･環境･鉄構	205,111	18.8	211,269	20.0	△ 6,157	△ 2.9
汎用機	230,978	21.2	230,796	21.9	181	0.0
その他	121,786	11.1	129,909	12.3	△ 8,122	△ 6.2
合計	1,088,211	100.0	1,052,319	100.0	35,891	3.4

（注）金額は、生産高（製造原価）によっている。

＜受注高＞

事業の種類別セグメント	当連結会計年度（平成13年4月1日から平成14年3月31日まで）		前連結会計年度（平成12年4月1日から平成13年3月31日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	106,106	10.2	117,518	9.2	△ 11,412	△ 9.7
車両	82,584	7.9	192,883	15.1	△ 110,299	△ 57.1
航空宇宙	151,641	14.6	161,939	12.7	△ 10,298	△ 6.3
ｶﾞｽﾀｰﾋﾞﾝ・機械	158,661	15.3	167,811	13.1	△ 9,150	△ 5.4
ﾌﾟﾗﾝﾄ･環境･鉄構	160,142	15.4	254,329	19.9	△ 94,187	△ 37.0
汎用機	281,207	27.1	275,903	21.6	5,303	1.9
その他	94,428	9.1	103,299	8.1	△ 8,871	△ 8.5
合計	1,034,771	100.0	1,273,686	100.0	△ 238,914	△ 18.7

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売上高＞

事業の種類別セグメント	当連結会計年度（平成13年4月1日から平成14年3月31日まで）		前連結会計年度（平成12年4月1日から平成13年3月31日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	92,478	8.0	78,734	7.4	13,744	17.4
車両	121,780	10.6	129,590	12.2	△ 7,810	△ 6.0
航空宇宙	161,072	14.0	136,342	12.8	24,729	18.1
ｶﾞｽﾀｰﾋﾞﾝ・機械	171,585	14.9	152,307	14.3	19,278	12.6
ﾌﾟﾗﾝﾄ･環境･鉄構	220,604	19.2	181,174	17.0	39,430	21.7
汎用機	281,207	24.5	275,903	26.0	5,303	1.9
その他	95,805	8.3	106,427	10.0	△ 10,621	△ 9.9
合計	1,144,534	100.0	1,060,479	100.0	84,055	7.9

＜受注残高＞

事業の種類別セグメント	当連結会計年度（平成13年4月1日から平成14年3月31日まで）		前連結会計年度（平成12年4月1日から平成13年3月31日まで）		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	194,274	15.6	176,986	13.3	17,287	9.7
車両	272,641	21.9	296,242	22.4	△ 23,600	△ 7.9
航空宇宙	195,446	15.7	203,687	15.4	△ 8,240	△ 4.0
ｶﾞｽﾀｰﾋﾞﾝ・機械	204,819	16.5	213,228	16.1	△ 8,408	△ 3.9
ﾌﾟﾗﾝﾄ･環境･鉄構	347,496	28.0	403,611	30.5	△ 56,115	△ 13.9
汎用機	-	-	-	-	-	-
その他	25,759	2.0	27,136	2.0	△ 1,377	△ 5.0
合計	1,240,438	100.0	1,320,893	100.0	△ 80,454	△ 6.0

単独

6. 個別財務諸表の概要

平成 14年 3月期　個別財務諸表の概要

平成 14年 5月 17日

上場会社名	川崎重工業株式会社		上場取引所 東① 大① 名①
コード番号 7012	(URL http://www.khi.co.jp/)		他 2 証券取引所
問合せ先 責任者役職名	財務経理部長		本社所在都道府県
氏名	佐藤 提員	TEL (03) 3435 - 2130	兵庫県

決算取締役会開催日　平成 14年 5月 17日　　中間配当制度の有無　有

定時株主総会開催日　平成 14年 6月 27日　　単元株制度採用の有無　有（1 単元 1,000 株）

1. 14年 3月期の業績(平成 13年 4月 1日 ～ 平成 14年 3月 31日)

(1)経営成績

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
14年 3月期	914,616	7.5	25,258	-	12,021	-
13年 3月期	850,801	△ 9.9	△ 2,976	-	△ 3,806	-

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
14年 3月期	7,863	-	5.65	5.41	5.5	1.1	1.3
13年 3月期	△ 12,663	-	△ 9.10	-	△ 8.9	△ 0.3	△ 0.4

(注)①期中平均株式数　14年 3月期 1,390,587,928 株　13年 3月期 1,390,595,964 株

②会計処理の方法の変更　無

③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

	1株当たり年間配当金	中間	期末	配当金総額(年間)	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
14年 3月期	0.00	0.00	0.00	0	-	-
13年 3月期	0.00	0.00	0.00	0	-	-

(注)14年 3月期期末配当金の内訳　記念配当 0 円 00 銭 、 特別配当 0 円 00 銭

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
14年 3月期	1,017,272	142,208	13.9	102.26
13年 3月期	1,010,327	141,521	14.0	101.77

(注)①期末発行済株式数　14年 3月期　1,390,570,341 株　13年 3月期　1,390,595,964 株

②期末自己株式数　14年 3月期　25,623 株　13年 3月期　1,056 株

2. 15年 3月期の業績予想(平成 14年 4月 1日 ～ 平成 15年 3月 31日)

	売上高	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
通期	900,000	11,000	6,000			

(参考) 1株当たり予想当期純利益(通期)　4 円 31 銭

※上記見通しは、本年10月1日予定の船舶事業及びガスタービン・機械事業中の精機部門分社後の金額です。
分社の影響を除いた従来ベースの金額は、添付資料7～9ページを御覧ください。

7. 個別財務諸表等

比較損益計算書

(単位 百万円)

科目	当期 (平成13年4月1日から 平成14年3月31日まで)	%	前期 (平成12年4月1日から 平成13年3月31日まで)	%	比較増減
経常損益の部					
営業損益の部					
売上高	914,616	100.0	850,801	100.0	63,814
売上原価	821,226		779,974		41,252
販売費及び一般管理費	68,131		73,803		△ 5,671
営業利益又は営業損失(△)	25,258	2.7	△ 2,976	△ 0.3	28,234
営業外損益の部					
営業外収益	4,358		12,308		△ 7,950
受取利息	(1,115)		(1,418)		(△ 302)
受取配当金	(2,507)		(2,239)		(268)
有価証券売却益	(-)		(2,803)		(△ 2,803)
為替差益	(-)		(3,370)		(△ 3,370)
その他	(736)		(2,477)		(△ 1,741)
営業外費用	17,595		13,139		4,456
支払利息	(2,718)		(4,087)		(△ 1,369)
社債利息	(2,994)		(3,038)		(△ 43)
為替差損	(4,946)		(-)		(4,946)
その他	(6,936)		(6,013)		(923)
経常利益又は経常損失(△)	12,021	1.3	△ 3,806	△ 0.4	15,827
特別損益の部					
特別利益	6,542		3,742		2,800
固定資産売却益	(6,542)		(-)		(6,542)
投資有価証券等売却益	(-)		(3,742)		(△ 3,742)
特別損失	4,985		20,567		△ 15,581
投資有価証券評価損失	(3,903)		(-)		(3,903)
関係会社投融資等評価損失	(1,082)		(-)		(1,082)
投融資等評価損失	(-)		(6,405)		(△ 6,405)
子会社株式譲渡損失	(-)		(4,500)		(△ 4,500)
受注工事損失引当金繰入額	(-)		(6,190)		(△ 6,190)
事業構造改善費用	(-)		(3,470)		(△ 3,470)
税引前当期純利益又は税引前当期純損失(△)	13,578	1.4	△ 20,631	△ 2.4	34,210
法人税、住民税及び事業税	(666)		(852)		(△ 185)
法人税等調整額	(5,048)		(△ 8,820)		(13,869)
差引	5,715		△ 7,968		13,683
当期純利益又は当期純損失(△)	7,863	0.8	△ 12,663	△ 1.4	20,526
前期繰越利益	3,437		16,041		△ 12,604
当期未処分利益	11,300		3,378		7,922

比較利益処分案

（単位　百万円）

	当　　期 （平成13年4月1日から 平成14年3月31日まで）	前　　期 （平成12年4月1日から 平成13年3月31日まで）
当期未処分利益	11,300	3,378
特別償却積立金戻入額	175	159
海外投資等損失準備金戻入額	3	0
固定資産圧縮積立金戻入額	23	25
計	11,502	3,563
これを次のとおり処分します。		
特別償却積立金	78	126
海外投資等損失準備金	-	0
固定資産圧縮積立金	1,090	-
固定資産圧縮特別勘定積立金	1,975	-
次期繰越利益	8,357	3,437

比較貸借対照表（資産の部）

（単位　百万円）

科　　　　目	当　　期 (平成14年３月31日現在)	前　　期 (平成13年３月31日現在)	比較増減
資産の部			
Ⅰ 流動資産	722,796	698,737	24,058
現金預金	64,231	46,101	18,130
受取手形	5,568	4,032	1,535
売 掛 金	330,683	336,894	△ 6,210
原材料及び貯蔵品	30,157	28,915	1,242
半成工事	243,405	240,182	3,222
前 渡 金	14,404	10,532	3,871
前払費用	232	229	2
繰延税金資産	9,698	9,358	340
短期貸付金	17,667	16,167	1,500
未収入金	7,888	7,099	789
未収収益	78	303	△ 224
そ の 他	1,245	1,713	△ 468
貸倒引当金	△ 2,466	△ 2,792	326
Ⅱ 固定資産	294,475	311,589	△ 17,113
有形固定資産	157,248	162,766	△ 5,518
建　　物	43,997	47,123	△ 3,125
構 築 物	11,925	12,374	△ 449
ドック船台	2,168	2,352	△ 184
機械装置	38,640	42,326	△ 3,685
船　　舶	33	35	△ 2
航 空 機	243	313	△ 69
車両運搬具	742	774	△ 32
工具器具備品	13,716	14,492	△ 776
土　　地	42,654	41,673	980
建設仮勘定	3,126	1,299	1,827
無形固定資産	5,501	4,902	598
ソフトウェア	3,741	1,413	2,328
製造実施権	862	1,068	△ 206
そ の 他	897	2,420	△ 1,522
投 資 等	131,726	143,920	△ 12,194
投資有価証券	69,093	79,369	△ 10,276
子会社株式出資金	47,716	46,863	852
長期貸付金	3,719	4,655	△ 935
そ の 他	15,765	16,455	△ 690
貸倒引当金	△ 4,568	△ 3,424	△ 1,143
資 産 合 計	1,017,272	1,010,327	6,945

比較貸借対照表（負債・資本の部）

（単位　百万円）

科目	当期（平成13年４月１日から平成14年３月31日まで）	前期（平成12年４月１日から平成13年３月31日まで）	比較増減
負債の部			
Ⅰ 流動負債	594,508	580,520	13,987
支払手形	68,527	84,889	△ 16,361
買掛金	220,350	194,827	25,522
短期借入金	124,275	116,442	7,833
長期借入金（返済１年以内）	9,624	8,209	1,415
コマーシャルペーパー	-	5,000	△ 5,000
社債（償還１年以内）	20,000	10,000	10,000
転換社債（償還１年以内）	-	8,573	△ 8,573
設備支払手形	1,563	2,456	△ 892
未払金	7,633	6,615	1,017
未払費用	14,824	17,449	△ 2,625
未払法人税等	72	-	72
前受金	106,916	99,856	7,059
預り金	2,270	2,079	190
前受収益	17	28	△ 11
賞与引当金	12,677	10,227	2,449
保証工事引当金	514	219	295
受注工事損失引当金	-	6,190	△ 6,190
その他	5,239	7,456	△ 2,216
Ⅱ 固定負債	280,554	288,285	△ 7,730
社債	100,000	120,000	△ 20,000
転換社債	60,366	62,324	△ 1,958
長期借入金	62,571	56,607	5,964
長期未払金	1,505	2,065	△ 560
長期繰延税金負債	1,716	1,500	216
退職給付引当金	52,976	43,832	9,143
役員退職慰労引当金	306	602	△ 296
その他	1,113	1,352	△ 239
負債合計	875,063	868,806	6,257
資本の部			
Ⅰ 資本金	81,426	81,426	-
Ⅱ 資本準備金	24,682	24,682	-
Ⅲ 利益準備金	15,997	15,997	-
Ⅳ その他の剰余金	14,415	6,552	7,863
任意積立金	3,115	3,174	△ 58
特別償却積立金	724	757	△ 33
海外投資等損失準備金	6	6	-
固定資産圧縮積立金	2,384	2,410	△ 25
当期未処分利益	11,300	3,378	7,922
〔当期純利益又は当期純損失(△)〕	(7,863)	(△ 12,663)	(20,526)
Ⅴ 評価差額金	5,689	12,862	△ 7,172
その他有価証券評価差額金	5,689	12,862	△ 7,172
Ⅵ 自己株式	△ 3	-	△ 3
資本合計	142,208	141,521	687
負債・資本合計	1,017,272	1,010,327	6,945

(重要な会計方針)

1. 有価証券の評価方法は以下による。
   1) 子会社及び関連会社株式
      移動平均法による原価法
   2) その他有価証券
      ・市場価格のあるもの・・・決算期末日の市場価格等に基づく時価法
        なお、評価差額の処理は全部資本直入法を適用し、評価差額の合計額から税効果額を控除した後の金額を資本の部に「評価差額金」として表示している。
        また、売却原価は移動平均法により算定している。
      ・市場価格のないもの・・・移動平均法による原価法
      なお、売買目的有価証券ならびに満期保有目的債券については保有していない。
2. たな卸資産は、個別法及び移動平均法による原価法により評価している。
3. デリバティブの評価方法は、時価法によっている。
4. 有形固定資産の減価償却の方法は、定率法によっている。但し、平成10年4月1日以降に取得した建物(建物附属設備を除く)については、定額法を採用している。
5. 外貨建の資産又は負債の本邦通貨への換算基準は、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日))によっている。
   なお、外貨建金銭債権債務は決算日の直物為替相場により円換算し換算差額は損益として処理している。
6. 引当金の計上基準
   1) 貸倒引当金は、債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。
   2) 賞与引当金は、当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。
   3) 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務の見込額に基づき当期末において発生していると認められる金額を計上しており、会計基準変更時差異(122,048百万円)は、10年による按分額を費用処理している。また、数理計算上の差異は、10年による定額法により翌期から費用処理している。
   4) 役員退職慰労引当金は、役員の退職慰労金支給に備えるため、内規に基づく50%相当額を計上している。なお、この引当金は商法第287条ノ2に規定する引当金である。
7. ヘッジ会計の方針
   繰延ヘッジ会計を適用しており、デリバティブ取引等ヘッジ手段を時価評価したことによる評価損益ならびに評価差額金については、ヘッジ対象に係る損益が認識されるまで資産または負債として繰り延べている。
8. 請負工事に係る収益の計上は、長期・大型の請負工事(工期1年超、請負金額50億円以上)に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。
9. 消費税及び地方消費税の会計処理は、税抜方式によっている。

注　記　事　項

(損益計算書関係)

当　　　期 (平成13年4月1日から平成14年3月31日まで)	前　　　期 (平成12年4月1日から平成13年3月31日まで)
1. 子会社との取引高 売上高　251,193百万円 仕入高　151,356百万円 営業取引以外の取引高　4,760百万円	1. 子会社との取引高 売上高　238,817百万円 仕入高　148,558百万円 営業取引以外の取引高　8,798百万円
2. 研究開発費の総額　15,619百万円	2. 研究開発費の総額　16,776百万円
3. 固定資産売却益は、旧東京設計事務所の土地売却等によるものである。	3. 投資有価証券等売却益は、キャダムシステム(株)等の株式売却益である。
4. 投資有価証券評価損失は、上場有価証券の評価減によるものである。	4. 子会社株式譲渡損失は、Kawasaki Rail Car, Inc. の株式を当社子会社である Kawasaki Motors Manufacturing Corp.,U.S.A.に譲渡したことによるものである。
5. 関係会社投融資等評価損失は、子会社・関連会社に対する出資金・貸付金の評価減等によるものである。	5. 受注工事損失引当金繰入額は、重要な会計方針(引当金の計上基準)に記載した受注工事損失引当金の繰入額である。
	6. 事業構造改善費用は、鉄構事業の生産拠点集約に伴う費用ならびにセカンドライフ準備制度(早期転職支援制度)実施に伴う加算退職金等である。
	7. 投融資等評価損失は、保有株式の評価減ならびに貸倒懸念債権に対する貸倒引当金繰入ほかに係る損失である。

(貸借対照表関係)

当　　　期 (平成13年4月1日から平成14年3月31日まで)	前　　　期 (平成12年4月1日から平成13年3月31日まで)
1. ――――――	1. 流動資産その他には自己株式が含まれており、金額は百万円未満である。
2. 有形固定資産に対する減価償却累計額 444,136百万円	2. 有形固定資産に対する減価償却累計額 438,211百万円
3. 子会社に対する短期金銭債権　141,228百万円 〃　長期金銭債権　1,084百万円 〃　短期金銭債務　59,913百万円	3. 子会社に対する短期金銭債権　138,516百万円 〃　長期金銭債権　1,082百万円 〃　短期金銭債務　46,371百万円
4. 担保に供している資産 有形固定資産　1,976百万円	4. 担保に供している資産 有形固定資産　1,807百万円
5. 保証債務 55,261百万円	5. 保証債務 57,975百万円
6. 期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお当年度末日は金融機関の休日であったため、次の年度末日満期手形が期末残高に含まれている。 受取手形　5百万円 支払手形　4,583百万円 設備支払手形　176百万円	6. 期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお当年度末日は金融機関の休日であったため、次の年度末日満期手形が期末残高に含まれている。 受取手形　3百万円 支払手形　4,207百万円 設備支払手形　191百万円

（リース取引関係）

当期
（平成12年４月１日から平成13年３月31日まで）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
有形固定資産	13,422	6,730	6,691
（工具器具備品）	(7,399)	(3,842)	(3,557)
（機械装置）	(5,986)	(2,877)	(3,109)
（その他）	(36)	(11)	(25)
無形固定資産	288	132	156
合計	13,711	6,863	6,848

(2) 未経過リース料期末残高相当額

1年内	2,444百万円
1年超	4,571
合計	7,016

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,886百万円
減価償却費相当額	2,694
支払利息相当額	189

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

(5) 利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

2. オペレーティング・リース取引

該当取引なし。

前期
（平成13年４月１日から平成14年３月31日まで）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額	減価償却累計額相当額	期末残高相当額
	百万円	百万円	百万円
有形固定資産	13,870	6,494	7,376
（工具器具備品）	(7,681)	(3,951)	(3,729)
（機械装置）	(6,156)	(2,537)	(3,618)
（その他）	(32)	(4)	(28)
無形固定資産	311	186	125
合計	14,182	6,681	7,501

(2) 未経過リース料期末残高相当額

1年内	2,481百万円
1年超	5,200
合計	7,681

(3) 支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	2,956百万円
減価償却費相当額	2,741
支払利息相当額	208

(4) 減価償却費相当額の算定方法

同左

(5) 利息相当額の算定方法

同左

2. オペレーティング・リース取引

同左

（有　価　証　券）

当期（平成14年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

（単位　百万円）

種類	貸借対照表計上額	時価	差額
子会社株式	2,276	9,899	7,622
関連会社株式	4,193	4,195	2
合計	6,470	14,095	7,625

前期（平成13年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

（単位　百万円）

種類	貸借対照表計上額	時価	差額
子会社株式	2,276	9,680	7,404
関連会社株式	4,193	4,599	405
合計	6,470	14,280	7,809

8. 受注・販売の状況（単独ベース）

(1) 部門別売上高・受注高・受注残高

＜受 注 高＞

（単位　百万円）

部門	当期（平成13年4月1日から平成14年3月31日まで）金額	構成比%	前期（平成12年4月1日から平成13年3月31日まで）金額	構成比%	比較増減 金額	増減率%	主要増減理由
船舶部門	103,654	12.5	114,957	10.8	△ 11,303	△ 9.8	
車両部門	71,436	8.6	169,852	16.1	△ 98,415	△ 57.9	輸出鉄道車両減
航空宇宙部門	149,133	18.0	159,866	15.1	△ 10,733	△ 6.7	民需航空機減
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	149,824	18.1	161,949	15.3	△ 12,125	△ 7.4	海外向け民需航空機用ｴﾝｼﾞﾝ減
ﾌﾟﾗﾝﾄ・環境・鉄構部門	148,891	18.0	234,956	22.2	△ 86,065	△ 36.6	都市ごみ焼却設備減
汎用機部門	202,074	24.4	213,080	20.2	△ 11,006	△ 5.1	
合計	825,013	100.0	1,054,662	100.0	△ 229,649	△ 21.7	
輸出受注高	371,969	45.0	549,085	52.0	△ 177,115	△ 32.2	

＜売 上 高＞

（単位　百万円）

部門	当期（平成13年4月1日から平成14年3月31日まで）金額	構成比%	前期（平成12年4月1日から平成13年3月31日まで）金額	構成比%	比較増減 金額	増減率%	主要増減理由
船舶部門	89,995	9.8	75,981	8.9	14,014	18.4	新造船増
車両部門	92,589	10.1	108,573	12.7	△ 15,984	△ 14.7	国内向け鉄道車両減
航空宇宙部門	158,638	17.3	134,273	15.7	24,365	18.1	防衛庁向け・民需航空機増
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	162,334	17.7	143,277	16.8	19,056	13.3	舶用蒸気ﾀｰﾋﾞﾝ主機関増
ﾌﾟﾗﾝﾄ・環境・鉄構部門	208,985	22.8	175,616	20.6	33,369	19.0	都市ごみ焼却設備・鉄構製品増
汎用機部門	202,074	22.0	213,080	25.0	△ 11,006	△ 5.1	欧州向け二輪車減
合計	914,616	100.0	850,801	100.0	63,814	7.5	
輸出売上高	406,306	44.4	365,062	42.9	41,243	11.2	

＜受注残高＞

（単位　百万円）

部門	当期（平成14年3月31日現在）金額	構成比%	前期（平成13年3月31日現在）金額	構成比%	比較増減 金額	増減率%	備考
船舶部門	193,812	16.7	176,492	14.3	17,319	9.8	
車両部門	194,984	16.8	213,170	17.3	△ 18,185	△ 8.5	
航空宇宙部門	194,975	16.8	203,289	16.5	△ 8,314	△ 4.0	
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	213,299	18.4	221,461	18.0	△ 8,162	△ 3.6	
ﾌﾟﾗﾝﾄ・環境・鉄構部門	357,425	30.9	413,170	33.6	△ 55,745	△ 13.4	
汎用機部門	-	-	-	-	-	-	
合計	1,154,496	100.0	1,227,584	100.0	△ 73,088	△ 5.9	
輸出受注残高	503,662	43.6	521,526	42.4	△ 17,864	△ 3.4	

（注）汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

(2) 新造船の引渡・受注・受注残隻数

	当期（平成13年4月1日から平成14年3月31日まで）	前期（平成12年4月1日から平成13年3月31日まで）
引渡隻数	14隻　約74万GT（約99万DWT）	4隻　約41万GT（約70万DWT）
（船種別内訳）	VLCC 1、LPG船 3、ｺﾝﾃﾅ船 5、ﾊﾞﾙｸｷｬﾘｱ 4、潜水艦 1	
受注隻数	10隻　約42万GT（約41万DWT）	16隻　約104万GT（約155万DWT）
（船種別内訳）	LNG船 3、LPG船 2、ﾊﾞﾙｸｷｬﾘｱ 4、潜水艦 1	
受注残隻数	25隻　約146万GT（約190万DWT）	29隻　約178万GT（約248万DWT）
（船種別内訳）	LNG船 4、LPG船 8、VLCC 2、ﾊﾞﾙｸｷｬﾘｱ 7、ｺﾝﾃﾅ船 2、潜水艦 2	

注1：当社は売上計上に工事進行基準を採用しているため、
引渡隻数と売上高は対応しない。

9. 役員の異動（2002年6月27日付）

（　　）内は現役職名

（1）新任取締役候補者

なかやま みきひこ 中山　幹彦	（船舶カンパニー神戸工場長）	常務取締役 技術本部長就任予定
てらさき まさとし 寺崎　正俊	（経営企画部長）	常務取締役 経営企画部長就任予定

（2）新任監査役候補者

わだ よしつぐ 和田　義次	（大阪動力工業㈱社長）
かわもと ひろし 川本　洋	（㈱ケイロジスティックス社長）

（3）退任予定取締役

はしぐち ひろのぶ 橋口　寛信	（常務取締役）	自動車検査独立行政法人理事長就任予定
おおまえ とおる 大前　太	（取締役）	顧問就任予定

（4）退任予定監査役

たつき としあき
田付　俊明

以　上

Kawasaki

May 17, 2002

(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES

FLASH CONSOLIDATED FINANCIAL RESULTS

For the years ended March 31, 2002 and 2001

Operating results

	Millions of yen		%	Thousands of U.S. dollars
	2002	2001	Change	*2002*
Net sales	¥ **1,144,534**	¥ 1,060,479	**+8%**	*$ 8,589,373*
Operating income	**31,311**	4,460	**+602%**	*234,979*
Net income (loss)	**6,282**	(10,320)	—	*47,144*
Net income (loss) per share (Yen)	**4.5**	(7.4)		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of March 31, 2002	¥ **1,255,075**	¥ **167,731**	**13%**
As of March 31, 2001	1,247,472	164,081	13%
As of March 31, 2002	*$ 9,418,950*	*$ 1,258,770*	—

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of March 31, 2002	¥ 120.6	**1,390,570**
As of March 31, 2001	118.0	1,390,595
As of March 31, 2002	*$ 0.91*	—

Cash flows

	Millions of yen		Thousands of U.S. dollars
	2002	2001	*2002*
Operating activities	¥ **60,793**	¥ 9,236	*$ 456,233*
Investing activities	**(28,089)**	(20,733)	*(210,799)*
Financing activities	**(18,588)**	3,583	*(139,498)*
Cash and cash equivalents at end of year	**89,777**	75,212	*673,749*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2003	¥ 1,250,000	¥ 14,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. The all dollar amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥133.25=$1, the rate prevailing as of March 31, 2002, solely for the convenience of the readers.

Condensed Consolidated Balance Sheets

(Consolidated)

As of March 31, 2002 and 2001

	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars 2002
Assets :			
Current assets :			
Cash on hand and in banks	¥ 91,344	¥ 77,048	$ 685,508
Marketable securities	60	38	7,995
Receivables, less allowance	396,915	425,930	2,978,724
Inventories	372,269	346,567	2,793,764
Other current assets	42,083	34,714	308,275
Total current assets	902,671	884,297	6,774,266
Investments and long-term loans less allowance	95,398	107,218	715,932
Net property, plant and equipment	241,517	241,893	1,812,511
Intangible and other assets	15,489	14,064	116,241
Total assets	¥ 1,255,075	¥ 1,247,472	$ 9,418,950
Liabilities, minority interests and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ 243,113	¥ 228,462	$ 1,824,488
Payables	325,664	326,257	2,444,008
Advances from customers	111,423	104,194	836,195
Other current liabilities	72,357	76,807	543,016
Total current liabilities	752,557	735,720	5,647,707
Long-term liabilities :			
Long-term debt, less current portion	248,170	270,605	1,862,439
Others	81,434	72,398	611,137
Total long-term liabilities	329,604	343,003	2,473,576
Minority interests	5,183	4,668	38,897
Shareholders' equity :			
Common stock	81,427	81,427	611,084
Capital surplus	24,682	24,682	185,231
Retained earnings	64,110	58,452	481,126
Net unrealized gain on securities	5,925	13,091	44,466
Foreign currency translation adjustments	(8,407)	(13,571)	(63,092)
Treasury stock	(6)	-	(45)
Total shareholders' equity	167,731	164,081	1,258,770
Total liabilities, minority interests and shareholders' equity	¥ 1,255,075	¥ 1,247,472	$ 9,418,950

Condensed Consolidated Statements of Operations

(Consolidated)

For the years ended March 31, 2002 and 2001

	Millions of yen 2002	Millions of yen 2001	% Change	Thousands of U.S. dollars 2002
Net sales	¥ 1,144,534	¥ 1,060,479	+8%	$ 8,589,373
Cost of sales	977,875	924,522		7,338,649
Gross profit	166,659	135,957		1,250,724
Selling, general and administrative expenses	135,348	131,497		1,015,745
Operating income	31,311	4,460	+602%	234,979
Other income (expenses) :				
Interest and dividend income	4,798	4,480		36,008
Equity in income(loss) of unconsolidated subsidiaries and affiliates	379	(1,586)		2,844
Interest expense	(12,146)	(12,823)		(91,152)
Other, net	(8,348)	(12,937)		(62,649)
Income(loss) before income taxes and minority interests	15,994	(18,406)	—	120,030
Income taxes	9,245	7,700		69,381
Minority interests in net loss(income) of consolidated subsidiaries	(467)	386		(3,505)
Net income(loss)	¥ 6,282	¥ (10,320)	—	$ 47,144

Consolidated Statements of Cash Flows

For the year ended March 31. 2002 and 2001

(Consolidated)

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Cash flows from operating activities:			
Income(loss) before income taxes and minority interests	¥ 15,994	¥ (18,406)	$ 120,030
Adjustments to reconcile loss before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	31,997	33,303	240,128
Provision for (reversal of) retirement and severance benefits	10,182	(634)	76,413
Accrued bonuses	3,479	(3,995)	26,109
Gain on sale of fixed assets	(6,543)	-	(49,103)
Provision for (reversal of) estimated loss on uncompleted contract	(6,595)	6,190	(49,493)
Write-downs of securities and others	3,904	5,714	29,298
Write-downs of investment in subsidiaries and affiliates	649	-	4,871
Provision for (reversal of) allowance for doubtful accounts	1,794	(1,381)	13,463
Interest and dividend income	(4,798)	(4,480)	(36,008)
Interest expense	12,146	12,779	91,152
Gain on sale of marketable & investments securities	(109)	(4,974)	(818)
Changes in assets and liabilities:			
Decrease (increase) in			
Trade receivables	38,986	(11,850)	292,578
Inventories	(18,809)	(23,480)	(141,156)
Other current assets	(3,972)	(441)	(29,809)
Increase (decrease) in			
Trade payables	(9,972)	9,092	(74,837)
Advances received	6,970	17,384	52,308
Other current liabilities	(3,583)	1,977	(26,889)
Other, net	1,464	520	10,987
Sub total	73,184	17,318	549,224
Cash received for interest and dividends	4,730	5,447	35,497
Cash paid for interest	(11,401)	(11,636)	(85,561)
Cash paid for income taxes	(5,720)	(1,893)	(42,927)
Net cash provided by operating activities	¥ 60,793	¥ 9,236	$ 456,233
Cash flows from investing activities:			
Decrease in time deposit due more than three months	269	-	2,019
Acquisition of property,plant and equipment	(31,406)	(32,967)	(235,692)
Proceeds from sales of property,plant and equipment	10,677	-	80,128
Acquisition of Intangible assets	(2,904)	-	(21,794)
Proceeds from sales of Intangible assets	133	-	998
Acquisition of investment in securities	(6,595)	-	(49,493)
Proceeds from sale of investments in securities	205	10,673	1,538
Decrease in short-term loans	368	1,415	2,762
Payment received on long-term loans receivable	(2,086)	(1,693)	(15,655)
Proceeds from collection of long-term loans receivable	3,157	3,241	23,692
Payment for purchase of newly consolidated subsidiaries's stock	-	(2,375)	-
Other	93	973	698
Net cash used for investing activities	¥ (28,089)	¥ (20,733)	$ (210,799)
Cash flows from financing activities:			
Increase in short-term bank loans	837	1,497	6,281
Proceeds from long-term debt	12,939	40,840	97,103
Repayment of long-term debt	(32,303)	(38,689)	(242,424)
Cash dividends paid	(5)	(9)	(38)
Cash dividends paid to minority interests	(56)	(56)	(420)
Net cash provided by financing activities	¥ (18,588)	¥ 3,583	$ (139,498)
Effect of exchange rate changes	449	966	3,370
Net increase (decrease) in cash and cash equivalents	14,565	(6,948)	109,306
Cash and cash equivalents at beginning of year	75,212	82,160	564,443
Cash and cash equivalents at end of year	¥ 89,777	¥ 75,212	$ 673,749

Segment information

(a) Information by industry segment

(millions of yen) 2002

	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 92,478	¥ 1,290	¥ 93,768	¥ 88,213	¥ 5,555	¥ 88,688	¥ 1,941	¥ 1,462
Rolling Stock, Construction Machinery & Crushing Plant	121,780	3,756	125,536	125,072	464	141,332	2,898	6,925
Aerospace	161,072	2,021	163,093	149,229	13,864	150,934	3,425	2,571
Gas Turbines & Machinery	171,586	28,072	199,658	194,218	5,440	170,755	4,255	4,598
Plant & Infrastructure Engineering	220,605	14,768	235,373	236,010	(637)	237,688	2,665	815
Consumer products & Machinery	281,207	3,590	284,797	279,615	5,182	267,797	11,553	12,874
Other	95,806	39,962	135,768	134,080	1,688	120,146	2,873	2,593
Total	1,144,534	93,459	1,237,993	1,206,437	31,556	1,177,340	29,610	31,838
Eliminations	-	(93,459)	(93,459)	(93,213)	(246)	77,735	2,388	1,294
Consolidated total	¥ 1,144,534	¥ -	¥ 1,144,534	¥ 1,113,224	¥ 31,310	¥ 1,255,075	¥ 31,998	¥ 33,132

(millions of yen) 2001

	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 78,734	¥ 1,104	¥ 79,838	¥ 81,569	¥ (1,731)	¥ 98,804	¥ 2,079	¥ 1,211
Rolling Stock, Construction Machinery & Crushing Plant	129,591	1,975	131,566	131,303	263	143,034	3,200	3,137
Aerospace	136,343	2,602	138,945	130,832	8,113	145,443	3,627	3,015
Gas Turbines & Machinery	152,307	26,711	179,018	174,733	4,285	170,794	4,478	4,528
Plant & Infrastructure Engineering	181,174	26,910	208,084	222,730	(14,646)	238,639	3,631	1,429
Consumer products & Machinery	275,903	3,374	279,277	272,799	6,478	260,143	11,305	14,110
Other	106,427	35,047	141,474	140,039	1,435	122,844	2,854	1,806
Total	1,060,479	97,723	1,158,202	1,154,005	4,197	1,179,701	31,174	29,236
Eliminations	-	(97,723)	(97,723)	(97,986)	263	67,771	2,129	3,451
Consolidated total	¥ 1,060,479	¥ -	¥ 1,060,479	¥ 1,056,019	¥ 4,460	¥ 1,247,472	¥ 33,303	¥ 32,687

(thousands of U.S. dollars) 2002

	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*	*Depreciation and amortization*	*Capital expenditures*
Shipbuilding	*$ 694,019*	*$ 9,681*	*$ 703,700*	*$ 662,011*	*$ 41,689*	*$ 665,576*	*$ 14,567*	*$ 10,972*
Rolling Stock, Construction Machinery & Crushing Plant	*913,921*	*28,188*	*942,109*	*938,627*	*3,482*	*1,060,653*	*21,749*	*51,970*
Aerospace	*1,208,795*	*15,167*	*1,223,962*	*1,119,917*	*104,045*	*1,132,713*	*25,703*	*19,294*
Gas Turbines & Machinery	*1,287,699*	*210,672*	*1,498,371*	*1,457,546*	*40,825*	*1,281,463*	*31,932*	*34,507*
Plant & Infrastructure Engineering	*1,655,573*	*110,829*	*1,766,402*	*1,771,182*	*(4,780)*	*1,783,775*	*20,000*	*6,116*
Consumer products & Machinery	*2,110,371*	*26,942*	*2,137,313*	*2,098,424*	*38,889*	*2,009,734*	*86,702*	*96,615*
Other	*718,995*	*299,902*	*1,018,897*	*1,006,229*	*12,668*	*901,658*	*21,561*	*19,460*
Total	*8,589,373*	*701,381*	*9,290,754*	*9,053,936*	*236,818*	*8,835,572*	*222,214*	*238,934*
Eliminations	*-*	*(701,381)*	*(701,381)*	*(699,535)*	*(1,846)*	*583,377*	*17,921*	*9,711*
Consolidated total	*$ 8,589,373*	*$ -*	*$ 8,589,373*	*$ 8,354,401*	*$ 234,972*	*$ 9,418,949*	*$ 240,135*	*$ 248,645*

Note : Reclassification of industry segments

The Company introduced an internal company system, effective April 1, 2001.

Accordingly, industry segments of the company and its consolidated subsidiaries were classified based on its internal company system : Shipbuilding, Rolling Stock, Construction Machinery & Crushing Plant, Aerospace, Gas Turbines & Machinery, Plant & Infrastructure Engineering, Consumer products & Machinery, and Other.

Previously reported data have been restated.

(b) Information by geographic area

	2002					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income	Total assets
	(millions of yen)					
Japan	¥ 868,759	¥ 186,659	¥ 1,055,418	¥ 1,024,035	¥ 31,383	¥ 1,012,986
North America	204,510	12,933	217,443	212,346	5,097	148,412
Europe	47,101	3,849	50,950	54,290	(3,340)	38,570
Asia	20,495	10,106	30,601	29,937	664	21,064
Other Areas	3,669	133	3,802	3,735	67	1,966
Total	1,144,534	213,680	1,358,214	1,324,343	33,871	1,222,998
Eliminations or corporate	-	(213,680)	(213,680)	(211,119)	(2,561)	32,077
Consolidated total	¥ 1,144,534	¥ -	¥ 1,144,534	¥ 1,113,224	¥ 31,310	¥ 1,255,075

	2001					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income	Total assets
	(millions of yen)					
Japan	¥ 824,213	¥ 171,516	¥ 995,729	¥ 992,563	¥ 3,166	¥ 1,025,342
North America	176,071	9,076	185,147	181,893	3,254	137,635
Europe	38,573	3,232	41,805	42,722	(917)	36,017
Asia	17,791	5,323	23,114	23,076	38	19,568
Other Areas	3,831	165	3,996	3,907	89	1,809
Total	1,060,479	189,312	1,249,791	1,244,161	5,630	1,220,371
Eliminations or corporate	-	(189,312)	(189,312)	(188,142)	(1,170)	27,101
Consolidated total	¥ 1,060,479	¥ -	¥ 1,060,479	¥ 1,056,019	¥ 4,460	¥ 1,247,472

	2002					
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income*	*Total assets*
	(thousands of U.S. dollars)					
Japan	*$ 6,519,767*	*$ 1,400,818*	*$ 7,920,585*	*$ 7,685,066*	*$ 235,519*	*$ 7,602,146*
North America	*1,534,784*	*97,058*	*1,631,842*	*1,593,591*	*38,251*	*1,113,786*
Europe	*353,478*	*28,886*	*382,364*	*407,430*	*(25,066)*	*289,456*
Asia	*153,809*	*75,842*	*229,651*	*224,668*	*4,983*	*158,079*
Other Areas	*27,535*	*998*	*28,533*	*28,030*	*503*	*14,754*
Total	*8,589,373*	*1,603,602*	*10,192,975*	*9,938,785*	*254,190*	*9,178,221*
Eliminations or corporate	*-*	*(1,603,602)*	*(1,603,602)*	*(1,584,383)*	*(19,219)*	*240,728*
Consolidated total	*$ 8,589,373*	*$ -*	*$ 8,589,373*	*$ 8,354,402*	*$ 234,971*	*$ 9,418,949*

(c) Overseas sales

	2002		2001		*2002*
	Overseas sales	% against net sales	Overseas sales	% against net sales	*Overseas sales*
	(millions of yen)	(%)	(millions of yen)	(%)	*(Thousands of U.S. dollars)*
North America	¥ 272,066	23.8%	¥ 233,976	22.1%	*$ 2,041,771*
Europe	62,139	5.4%	62,815	5.9%	*466,334*
Asia	95,832	8.4%	76,809	7.2%	*719,189*
Other Areas	65,988	5.7%	58,759	5.5%	*495,220*
Total	¥ 496,025	43.3%	¥ 432,359	40.7%	*$ 3,722,514*

Net sales, orders and order backlog by industry segment

For the years ended March 31, 2002 and 2001

	Millions of yen				%	Thousands of U.S. dollars
	2002		2001		Change	2002
Net sales :						
Shipbuilding	¥ 92,478	(8%)	¥ 78,734	(7%)	+17%	$ 694,019
Rolling Stock, Construction Machinery & Crushing Plant	121,780	(11%)	129,591	(12%)	-6%	913,921
Aerospace	161,072	(14%)	136,343	(13%)	+18%	1,208,795
Gas Turbines & Machinery	171,586	(15%)	152,307	(15%)	+13%	1,287,699
Plant & Infrastructure Engineering	220,605	(19%)	181,174	(17%)	+22%	1,655,573
Consumer products & Machinery	281,207	(25%)	275,903	(26%)	-10%	2,110,371
Other	95,806	(8%)	106,427	(10%)	-10%	718,995
Total	1,144,534	(100%)	1,060,479	(100%)	+8%	8,589,373
Orders :						
Shipbuilding	106,106	(10%)	117,518	(9%)	-10%	796,293
Rolling Stock, Construction Machinery & Crushing Plant	82,585	(8%)	192,884	(15%)	-57%	619,775
Aerospace	151,641	(15%)	161,939	(13%)	-6%	1,138,019
Gas Turbines & Machinery	158,662	(15%)	167,812	(13%)	-5%	1,190,709
Plant & Infrastructure Engineering	160,143	(16%)	254,330	(20%)	-37%	1,201,824
Consumer products & Machinery	281,207	(27%)	275,903	(22%)	+2%	2,110,371
Other	94,428	(9%)	103,300	(8%)	-9%	708,653
Total	¥ 1,034,772	(100%)	¥ 1,273,686	(100%)	-19%	$ 7,765,644

	Millions of yen				%	Thousands of U.S. dollars
	As of Mar. 31, 2002		As of Mar. 31, 2001		Change	As of Mar. 31, 2002
Order backlog :						
Shipbuilding	¥ 194,275	(16%)	¥ 176,987	(13%)	+10%	$ 1,457,974
Rolling Stock, Construction Machinery & Crushing Plant	272,642	(22%)	296,242	(23%)	-8%	2,046,094
Aerospace	195,447	(16%)	203,688	(15%)	-4%	1,466,769
Gas Turbines & Machinery	204,819	(16%)	213,228	(16%)	-4%	1,537,103
Plant & Infrastructure Engineering	347,496	(28%)	403,612	(31%)	-14%	2,607,850
Consumer products & Machinery	-	(-%)	-	(-%)	-%	-
Other	25,760	(2%)	27,137	(2%)	-5%	193,321
Total	¥ 1,240,439	(100%)	¥ 1,320,894	(100%)	-6%	$ 9,309,111

2002 年 2 月 13 日
カヤバ工業株式会社
川崎重工業株式会社

油圧機器および油圧システム事業における業務提携について

カヤバ工業株式会社と川崎重工業株式会社はこの度、油圧機器および油圧システム事業について業務提携を締結することに合意し、本日その協定書に調印しました。

油圧機器および油圧システムの国内市場は 1997 年度の 3,000 億円規模から急激に減少し、現在は年間 2,000 億円規模になっています。これは日本経済全体の不況に加えて、大手ユーザによる油圧機器の内製化、油圧駆動から電気駆動へのシフト、需給インバランスによる価格下落などの構造的要因によるものであり、今後とも大きな回復は期待できない状況です。
また欧米では油圧機器・システムメーカ間の活発な合従連衡を通じて、経営規模の拡大による競争力の強化が図られており、一部の日本企業もこれら欧米大手グループの中に組み込まれつつあります。

このような厳しい事業環境の下で、世界市場で勝ち残り、発展を確実にするためには事業体質の強化が急務です。したがって、両社が協力してこれに取組むことにより、それぞれが単独で行なうことに比べ、はるかに大きな成果が早期に得られると判断し、提携の運びとなりました。

この業務提携は、両社が、これまで培ってきた技術力、ブランド力を基盤に、リーディングメーカとして将来に向けて着実に発展していくことを共通の目的としています。
そのために、両社の経営の自主性を尊重しつつ、相互に経営資源を補完し、幅広い分野で協力関係を構築することにより、事業の効率化と技術競争力の強化を図って参ります。

具体的には、以下のことを目指します。
①海外市場における販売…両社の持つ海外販売網の相互活用や製品の補完など
②設計・開発…業務の効率化や品質向上のための技術交流や将来製品の開発分担など
③資材調達…市場情報の共有化による業務の効率アップ
④生産技術・生産管理…相互の優れた技術の交換
⑤アフタサービス…サービスネットの相互乗り入れなど

両社は今後、この調印を受けて、上述した具体的な協力を速やかに実行・推進し、製品競争力および技術開発力を強化するとともに、製品の信頼性を一層向上させることにより、市場の期待に応えていく所存です。

以 上

本件についてのお問合せ先
カヤバ工業株式会社　油圧機器事業部 事業企画室　TEL. 03-3435-3571（ダイヤルイン）
川崎重工業株式会社　広報室　TEL. 03-3435-2130（ダイヤルイン）

EXHIBIT 6

(Summary Translation)

5.Announcement of the Business Tie-up for Hydraulic Equipment and Systems dated Feb 13,2002

\- - - - - - - - - - - - - -

Kawasaki and Kayaba Industry Co., Ltd., agreed on February 13 to enter into a tie-up arrangement covering hydraulic equipment and system business.

For both partners, the tie-up has the common objective of seeking steady development as leading manufacturers and capitalizing on the technical capabilities and brand credibility they have built up. While management will remain independent, the two companies will complement each other's business resources and build cooperative relations in a broad range of activities, with a view to improving efficiency and strengthening technical competitiveness.

Kawasaki and Kayaba will exchange technical resources to enhance product quality and share market information. They will also work closely together in international markets, promoting cooperation in overseas sales networks and complementing product lineups with an eye to further enhancing the reliability of products and thereby satisfying customer expectations.

各　位　　　　　　　　　　　　　　　　　　　　　　　　　平成14年3月27日

会　社　名　　　川崎重工業株式会社
コード番号 7012　東京①　大阪①　名古屋①　他２証券取引所
問合せ先　責任者氏名　：　財務経理部長　佐藤　提員
　　　　　問合せ窓口　：　広報室
　　　　　　　　　　　　（ＴＥＬ03-3435-2130）

転換社債の買入消却に関するお知らせ

このたび、下記のとおり、当社転換社債の買入消却を実施いたしましたので、お知らせいたします。

記

１．買入消却銘柄	・川崎重工業株式会社第８回無担保転換社債（転換社債間限定同順位特約付） ・川崎重工業株式会社第９回無担保転換社債（転換社債間限定同順位特約付）	
２．買入消却実施日	平成１４年３月２７日	
３．買入消却額	第８回	１，４０５百万円
	第９回	５５３百万円
	（計	１，９５８百万円）
４．消却後残存額面総額	第８回	７，５２１百万円
	第９回	７，０３９百万円
５．業績に与える影響	今回の買入消却により、消却益が約２９３百万円発生する見込みであります。	

以　上

＜参考＞

・川崎重工業株式会社第８回無担保転換社債（転換社債間限定同順位特約付）

発行日	平成８年７月２５日
発行総額	１００億円
償還期限	平成２０年９月３０日
利率	年０．９０％
転換価額	５９８円

・川崎重工業株式会社第９回無担保転換社債（転換社債間限定同順位特約付）

発行日	平成８年７月２５日
発行総額	１００億円
償還期限	平成２３年９月３０日
利率	年１．００％
転換価額	５９８円

以　上

EXHIBIT 7

(Summary Translation)

6.Notice of Cancellation by purchase of Domestic Convertible Bonds issued by KHI dated March 27, 2002

Kawasaki Heavy Industries, Ltd. has purchased its Convertible Bonds for cancellation as follows:

1.Cancellation Amount:

· #8 KHI Domestic Convertible Bond due 2008	¥1,405million
· #9 KHI Domestic Convertible Bond due 2011	¥ 553million
Total	**¥1,958million**

2.Cancellation Date : March 27, 2002

3.Outstanding of Principal Amount after cancellation

· #8 KHI Domestic Convertible Bond due 2008	¥ 7,521million
· #9 KHI Domestic Convertible Bond due 2011	¥ 7,039million

4.Bearing Profit Amount by Cancellation: ¥293million

臨　時　報　告　書

EXHIBIT 8

川崎重工業株式会社

(361.009)

臨時報告書

関東財務局長 殿

平成14年４月２日提出

会社名　川崎重工業株式会社

英訳名　Kawasaki Heavy Industries, Ltd.

代表者の役職氏名　取締役社長　田崎　雅元

本店の所在の場所　神戸市中央区東川崎町３丁目１番１号

電話番号　(078)682—5001(大代表)

本社事務所の所在の場所　神戸市中央区東川崎町１丁目１番３号(神戸クリスタルタワー)

電話番号　(078)371—9551

連絡者　財務経理部副部長　豊島　浩

最寄りの連絡場所　同上

電話番号　同上

連絡者　同上

臨時報告書の写しを縦覧に供する場所

名称	所在地
川崎重工業株式会社東京本社	東京都港区浜松町２丁目４番１号(世界貿易センタービル)
川崎重工業株式会社関西支社	大阪市北区堂島浜２丁目１番29号(古河大阪ビル)
株式会社東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社大阪証券取引所	大阪市中央区北浜１丁目６番10号
証券会員制法人名古屋証券取引所	名古屋市中区栄３丁目３番17号
証券会員制法人福岡証券取引所	福岡市中央区天神２丁目14番２号
証券会員制法人札幌証券取引所	札幌市中央区南一条西５丁目14番地の１

(本書面の枚数　表紙共２枚)

1．提出理由

当社は、平成14年３月28日開催の取締役会において、下記のとおり当社代表取締役の異動を行うことを決議しましたので、証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号の規定に基づき本報告書を提出するものであります。

2．報告内容

（1）代表取締役の氏名、職名、生年月日および所有株式数

①代表取締役でなくなる者

氏名	旧職名	生年月日	所有株式数
大前　太	常務取締役 代表取締役	昭和12年２月28日生	２７千株

②新たに代表取締役となる者

氏名	新職名	旧職名	生年月日	所有株式数
森田　進一	常務取締役 代表取締役	常務取締役	昭和17年３月31日生	３５千株

（2）異動の年月日

平成１４年４月１日

（3）新たに代表取締役となる者の主要略歴

氏名	主要略歴	
森田　進一	昭和39年４月	川崎航空機工業(株)（現川崎重工業(株)）入社
	平成12年２月	総合企画室長
	平成12年６月	取締役就任
	平成13年４月	常務取締役就任
	平成14年４月	代表取締役常務取締役就任

EXHIBIT 8

(Summary Translation)

7.Extraordinary Report dated April 2, 2002.

— — — — — — — — — — — — — —

Extraordinary Report dated April 2, 2002 submitted to the Ministry of Finance describing the resolution of Board of Directors dated March 28,2002 which releases Mr. Omae from a representative director and newly appoints Mr. Morita as a representative director on April 1, 2002.

臨時報告書の訂正報告書

EXHIBIT 9

川崎重工業株式会社

(361009)

臨時報告書の訂正報告書

関東財務局長 殿

平成１４年４月１５日提出

会社名	川崎重工業株式会社
英訳名	Kawasaki Heavy Industries, Ltd.
代表者の役職氏名	取締役社長　田崎　雅元
本店の所在の場所	神戸市中央区東川崎町３丁目１番１号
電話番号	(078)682―5001(大代表)
本社事務所の所在の場所	神戸市中央区東川崎町１丁目１番３号(神戸クリスタルタワー)
電話番号	(078)371―9551
連絡者	財務経理部副部長　豊島　浩
最寄りの連絡場所	同上
電話番号	同上
連絡者	同上

臨時報告書の写しを縦覧に供する場所

名称	所在地
川崎重工業株式会社東京本社	東京都港区浜松町２丁目４番１号(世界貿易センタービル)
川崎重工業株式会社関西支社	大阪市北区堂島浜２丁目１番29号(古河大阪ビル)
株式会社東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社大阪証券取引所	大阪市中央区北浜１丁目６番10号
証券会員制法人名古屋証券取引所	名古屋市中区栄３丁目３番17号
証券会員制法人福岡証券取引所	福岡市中央区天神２丁目14番２号
証券会員制法人札幌証券取引所	札幌市中央区南一条西５丁目14番地の１

(本書面の枚数　表紙共３枚)

1．提出理由

当社は、平成13年12月27日、証券取引法第24条の5第4項ならびに企業内容等の開示に関する内閣府令第19条第2項第7号の規定に基づき、当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定に関し、臨時報告書を提出いたしましたが、うち船舶事業部門の分社独立につき、平成14年4月15日開催の当社取締役会において分割計画書を承認いたしましたので、証券取引法第24条5第5項の規定に基づき、本報告書を提出するものであります。

なお、当該分割は、平成14年6月下旬開催予定の当社定時株主総会での承認が条件となります。

2．報告内容

訂正前

（1）当該分割により当社から営業を承継する会社の名称、住所、代表者の氏名、資本金の額、従業員数及び事業の内容

①船舶部門

商　　号：株式会社川崎造船所（仮称）　（新設会社）
本店所在地：神戸市中央区
代表者：取締役社長　田所　修一（予定）
資本金：未定（当社100%出資）
従業員数　：約1,750人（新会社設立時見込み）
事業内容　：各種船舶、艦艇、海洋機器等の設計、建造、販売、修理

（3）当該分割の方法及び分割に係る計画の内容

①船舶部門

（a）分割方法

当社を分割会社とし、株式会社川崎造船所（仮称）（新設会社）を承継会社とする分社型新設分割とします

（b）計画内容

分割に係る具体的な諸条件に関しては、今後決定していく予定であります。

訂正後

（1）当該分割により当社から営業を承継する会社の名称、住所、代表者の氏名、資本金の額及び事業の内容

①船舶部門

（a）商　　号　株式会社川崎造船(英文社名 Kawasaki Shipbuilding Corporation)（新設会社）
（b）本店所在地　神戸市中央区東川崎町３丁目１番１号
（c）事業内容　船舶、艦艇、海洋機器、その他輸送機器およびそれらの設備、部品の設計、製造、販売ならびに修理等
（d）設立年月日　平成１４年１０月１日（分割期日）
（e）代　表　者　取締役社長　田所 修一（現 当社常務取締役 船舶ｶﾝﾊﾟﾆｰﾌﾟﾚｼﾞﾃﾞﾝﾄ）

(f)役　　員

(ｱ)取 締 役　香西 延一（現 当社執行役員 船舶ｶﾝﾊﾟﾆｰ坂出工場長）
谷口 友一（現 当社執行役員 船舶ｶﾝﾊﾟﾆｰ企画本部長）
前川 義人（現 当社理事 監査部長）
神林 伸光（現 当社理事 船舶ｶﾝﾊﾟﾆｰ営業本部副本部長兼商船営業部長）
富田 正和（現 当社理事 船舶ｶﾝﾊﾟﾆｰ技術本部副本部長兼基本設計部長）
佐藤 禔員［非常勤］（現 当社上席執行役員 財務経理部長）

(ｲ)監 査 役　吉田 進治（現 当社理事 船舶ｶﾝﾊﾟﾆｰ営業本部長）
上田 忠男［非常勤］（現 当社理事 経営企画部関連企業担当兼関連企業ｸﾞﾙｰﾌﾟ長）
山中 秀一［非常勤］（現 当社経営企画部参与）
片岡 直次［非常勤］（現 当社経営企画部関連企業ｸﾞﾙｰﾌﾟ参事）

(g)資　本　金　１００億円（全額当社出資）

(h)決　算　期　3月31日

(i)従 業 員 数　約1,750人（設立時見込み）

(3) 当該分割の方法及び分割に係る計画の内容

①船舶部門

(a) 分割の日程

平成１４年４月１５日　分割計画書承認取締役会
平成１４年６月下旬　　分割計画書承認株主総会
平成１４年１０月１日　分割期日
平成１４年１０月１日　分割登記

(b) 分割方式

(ｱ)分割方式

当社を分割会社とし、新たに設立する株式会社川崎造船を承継会社とする新設分割であり、同社が分割により発行する株式の総数を当社に割り当てる物的分割です。

(ｲ)当分割方式を採用した理由

船舶部門の分社化を効率的に行うため、同部門の営業を新会社に包括承継できる上記分割方式を採用しました。

(c) 株式の割当

新会社が分割に際して発行する株式は、普通株式２００，０００株であり、その全てを当社に割り当てます。

(d) 新会社が承継する権利義務

(ｱ)資産、負債およびこれに付随する権利義務

本分割により新会社は、船舶部門に関する資産、負債およびこれに付随する権利義務を承継します。ただし、南通中遠川崎船舶工程有限公司の銀行借入金に対する債務保証を除きます。

(ｲ)雇用契約

分割計画書作成日において、船舶部門に主として従事する従業員との間の雇用契約を承継します。

(ｳ)債務の履行の見込み

当社および新会社が負担すべき債務については、確実に履行できると判断しています。

以　上

EXHIBIT 9

(Summary Translation)

8.Amendment of Extraordinary Report dated April 15 2002

- - - - - - - - - - - - - -

Extraordinary Report dated April15,2002 submitted to the Ministry of Finance describing the corporate separation plan document be approved by the board of directors on April15,2002 in relation to the transformation into an independent company of shipbuilding division.

臨時報告書の訂正報告書

EXHIBIT 10

川崎重工業株式会社

(361009)

臨時報告書の訂正報告書

関東財務局長 殿

平成１４年５月２７日提出

会社名	川崎重工業株式会社
英訳名	Kawasaki Heavy Industries, Ltd.
代表者の役職氏名	取締役社長　田崎　雅元
本店の所在の場所	神戸市中央区東川崎町３丁目１番１号
電話番号	(078)682—5001(大代表)
本社事務所の所在の場所	神戸市中央区東川崎町１丁目１番３号(神戸クリスタルタワー)
電話番号	(078)371—9551
連絡者	財務経理部副部長　豊島　浩
最寄りの連絡場所	同上
電話番号	同上
連絡者	同上

臨時報告書の写しを縦覧に供する場所

名称	所在地
川崎重工業株式会社東京本社	東京都港区浜松町２丁目４番１号(世界貿易センタービル)
川崎重工業株式会社関西支社	大阪市北区堂島浜２丁目１番29号(古河大阪ビル)
株式会社東京証券取引所	東京都中央区日本橋兜町２番１号
株式会社大阪証券取引所	大阪市中央区北浜１丁目６番10号
株式会社名古屋証券取引所	名古屋市中区栄３丁目３番17号
証券会員制法人福岡証券取引所	福岡市中央区天神２丁目14番２号
証券会員制法人札幌証券取引所	札幌市中央区南一条西５丁目14番地の１

(本書面の枚数　表紙共３枚)

1．提 出 理 由

当社は、平成 13 年 12 月 27 日、証券取引法第 24 条の 5 第 4 項ならびに企業内容等の開示に関する内閣府令第 19 条第 2 項第 7 号の規定に基づき、当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定に関し、臨時報告書を提出いたしましたが、うち精機事業部門の分割につき、平成 14 年 5 月 24 日開催の当社取締役会において決定し、同日分割契約書を締結いたしましたので、証券取引法第 24 条 5 第 5 項の規定に基づき、本報告書を提出するものであります。

2．報 告 内 容

訂 正 前

（1）当該分割により当社から営業を承継する会社の名称、住所、代表者の氏名、資本金の額、従業員数及び事業の内容

②精機部門

商　　号：川重ハイドロリック株式会社

本店所在地：神戸市西区

代 表 者：取締役社長　中垣　尚冶

資 本 金：70 百万円（平成 13 年 3 月 31 日現在。当社 100％出資）

従業員数：151 人（平成 13 年 3 月 31 日現在）

事業内容：各種油圧製品のアフターサービス、メンテナンス

（3）当該分割の方法及び分割に係る計画の内容

②精機部門

（a）分割方法

当社を分割会社とし、川重ハイドロリック株式会社を承継会社とする分社型吸収分割とします。なお、本分割は商法第 374 条ノ 22 に定める簡易分割となります。

（b）計画内容

分社独立にあたっては、承継会社である川重ハイドロリック株式会社の商号及び事業内容を以下のとおり変更する予定です。

商　　号：株式会社カワサキ プレシジョン マシナリー（仮称）

本店所在地：神戸市西区

代 表 者：取締役社長　阪本　弘克（予定）

資 本 金：未定（当社 100％出資）

従業員数：約 670 人（新会社設立時見込み）

事業内容：各種産業用・舶用の油圧機器・装置、機電製品、制御システムの設計、製造、販売、アフターサービス、メンテナンス

なお、その他の具体的な諸条件については、今後決定していく予定であります。

（３）当該分割の方法及び分割に係る契約の内容

②精機部門

(a) 分割する事業部門の内容

(ｱ) 事業内容

油圧機器･装置、機電製品、制御システムの設計、製造、販売

(ｲ) １４年３月期における売上高

３１，０９４百万円

(b)分割の日程

平成１４年５月２４日　分割契約書承認取締役会
平成１４年５月２４日　分割契約書締結
平成１４年１０月１日　分割期日
平成１４年１０月１日　分割登記

(c)分割方式

(ｱ)分割方式

当社を分割会社とし、川重ハイドロリック株式会社を承継会社とする吸収分割であり、同社が本分割に際して発行する株式の総数を当社に割り当てる物的分割です。

なお、当社において本分割は商法第 374 条ノ 22 に定める簡易分割となります。

(ｲ)当分割方式を採用した理由

精機部門の分社化と承継会社との一体化によるサービス分野を含む油圧の一貫事業体制の再構築を効率的に行うため、上記分割方式を採用しました。

なお、承継会社は分割期日をもって、商号を「株式会社カワサキプレシジョンマシナリ」に変更します。

(d)株式の割当

承継会社が本分割に際して発行する株式は、普通株式５８，６００株であり、その全てを当社に割り当てます。

(e)承継会社における資本金及び資本準備金の増加額

(ｱ) 資本金

２，９３０百万円

(ｲ) 資本準備金

当社から承継する財産の価額より承継する債務の額及び上記資本金の額を控除した金額

(f)承継会社が承継する権利義務

(ｱ)資産、負債およびこれに付随する権利義務

精機部門に関する資産、負債およびこれに付随する権利義務を承継します。

(ｲ)雇用契約

精機部門に主として従事する従業員との間の雇用契約を承継します。

(g)分割後の承継会社の概要

(ｱ)商　　号	株式会社カワサキプレシジョンマシナリ (英文社名　Kawasaki Precision Machinery Ltd.)
(ｲ)事 業 内 容	油圧機器･装置、機電製品、制御システムの設計、製造、販売、アフターサービス、メンテナンス
(ｳ)本店所在地	兵庫県神戸市西区
(ｴ)代　表　者	取締役社長　阪本 弘克 (現 当社理事 精機ﾋﾞｼﾞﾈｽｾﾝﾀｰ長兼川重ﾊｲﾄﾞﾛﾘｯｸ株式会社取締役)

EXHIBIT 10

(Summary Translation)

9.Amendment of Extraordinary Report dated May 28,2002

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Amendment of Extraordinary Report dated May 28,2002 submitted to the Ministry of Finance describing the corporate separation contract be approved by the board of directors on May 28 in relation to the transformation into an independent company of Precision Machinery Divisions.